UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 4, 2024

John Bean Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34036	91-1650317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

70 West Madison Street, Suite 4400

Chicago, IL 60602

(Address of principal executive offices, including Zip Code)

(312) 861-5900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	JBT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Transaction Agreement

On April 4, 2024, John Bean Technologies Corporation, a Delaware corporation (“JBT”), entered into a Transaction Agreement (the “Transaction Agreement”) with John Bean Technologies Europe B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands and a wholly owned subsidiary of JBT (the “Bidder”), and Marel hf., a public limited liability company incorporated under the laws of Iceland (“Marel”), pursuant to which the parties thereto agreed to the terms and conditions of the voluntary public takeover offer (the “Offer”) within the meaning of Article 101 of the Icelandic Takeover Act no. 108/2007 (the “Icelandic Takeover Act”) by the Bidder to Marel shareholders for all of the issued and outstanding shares of Marel (other than treasury shares) (the “Marel Shares”) (the “Transaction”).

Pursuant to the Transaction Agreement, following the approval of certain offer documentation by the Icelandic Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) and filing of a Registration Statement on Form S-4 (the “Registration Statement”), the Bidder has agreed to commence the Offer. In the Offer, Marel shareholders may elect to exchange each Marel Share for any of the following (subject to proration as described below): (i) EUR 3.60 in cash, (ii) EUR 1.26 in cash and 0.0265 JBT Shares, or (iii) 0.0407 JBT Shares (the JBT Shares to be issued by JBT in connection with the Offer, the “JBT Offer Shares”). Elections will be subject to proration such that the Marel shareholders, in the aggregate, receive approximately EUR 950 million in cash and hold an approximately 38% percent ownership interest in the combined company.

Closing Conditions

The Offer is subject to the satisfaction or waiver of certain closing conditions (collectively, the “Closing Conditions”), including that: (a) any applicable waiting period or approvals or clearances under certain specified antitrust and foreign direct investment laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (b) no law shall be in effect that prohibits or makes illegal the consummation of the Transaction, (c) JBT’s Registration Statement shall have been declared effective by the U.S. Securities Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), (d) JBT stockholder approval of the issuance of the JBT Offer Shares (the “JBT Stockholder Approval”) shall have been obtained, (e) the JBT Offer Shares shall have been approved for listing on the New York Stock Exchange (“NYSE”), subject to official notice of issuance, (f) the Bidder shall have acquired at least 90% of the then outstanding Marel Shares (which percentage may be lowered by the Bidder in its sole discretion to not less than 80%) (the “Minimum Acceptance Condition”), (g) the representations and warranties of the parties shall be true and correct to the standards applicable to such representations and warranties and each of the covenants and obligations of the parties shall have been performed or complied with in all material respects, (h) no material adverse effect shall have occurred with respect to the parties and (i) certain actions with respect to Dutch works councils shall have been complied with pursuant to applicable local requirements.

Subject to the satisfaction or valid waiver of the Closing Conditions, the Transaction is expected to close by year-end 2024.

No Solicitation; Board Recommendation

Marel has agreed to publish a reasoned statement of the Marel board in accordance with applicable law on the commencement date of the Offer, confirming that it supports the Offer and that it recommends that Marel shareholders tender their Marel Shares into the Offer (the “Marel Recommendation”). JBT has also agreed to recommend that the JBT stockholders vote in favor of the issuance of JBT Offer Shares in the Transaction (the “JBT Recommendation”). Each of JBT and Marel have agreed not to, among other items and subject to certain exceptions set out in the Transaction Agreement, (a) solicit proposals relating to alternative acquisition proposals, (b) enter into discussions or negotiations or provide non-public information in connection with any alternative acquisition proposal or (c) authorize or enter into any agreement relating to an alternative acquisition proposal, and have agreed to cease and cause to be terminated any existing discussions or negotiations, if any, with regard to alternative transactions. The JBT board or Marel board may, under certain circumstances, change its recommendation and terminate the Transaction Agreement in response to a bona fide, unsolicited acquisition proposal that the respective board determines in good faith constitutes a superior proposal.

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Representations, Warranties and Covenants

The Transaction Agreement contains mutual representations and warranties, and also contains certain pre-closing covenants, including the obligation of JBT and Marel to conduct their respective businesses in the ordinary course of business consistent with past practice. In addition, JBT and Marel have agreed to use their respective reasonable best efforts to take any necessary and advisable actions and cooperate with each other party in doing all things necessary, proper and advisable to consummate the Transaction, including with respect to any regulatory clearances, subject to certain specified limitations set forth in the Transaction Agreement.

Termination and Fees

The Transaction Agreement may be terminated at any time prior to the closing of the Offer (a) by mutual written consent of JBT and Marel and (b) by either JBT or Marel in certain circumstances, including if (i) at the expiration of the offer period, any Closing Condition (other than the Minimum Acceptance Condition and the Closing Condition related to the JBT Stockholder Approval) has not been satisfied or waived, (ii) the closing of the Offer has not occurred by July 4, 2025 (the “Initial Drop Dead Date”, as such date may be extended pursuant to the Transaction Agreement, the “Drop Dead Date”), provided that the Drop Dead Date may be extended to October 4, 2025 (the “Extended Drop Dead Date”) in certain circumstances, (iii) the JBT Stockholder Approval has not been obtained, after a vote of the JBT stockholders has been taken at the JBT stockholders meeting, (iv) the Minimum Acceptance Condition has been neither satisfied or validly waived at the expiration of the Offer or (v) any governmental authority issues any order or law that either prohibits or prevents the consummation of the Transaction. In addition, Marel may terminate the Transaction Agreement at any time prior to the closing of the Offer in certain circumstances where (a) the Bidder fails to commence the Offer by June 30, 2024, (as such date may be extended in limited circumstances), (b) JBT or the Bidder fails to perform in any material respect any of their respective covenants or obligations under the Transaction Agreement, or the representations and warranties of JBT or the Bidder become or have been inaccurate under the standards applicable to such representations and warranties, (c) a change in Marel Recommendation occurs and substantially concurrently therewith Marel enters into a definitive agreement for a superior proposal, (d) a material adverse effect occurs with respect to the JBT group or (e) a change in JBT Recommendation occurs. Furthermore JBT may terminate the Transaction at any time prior to the closing of the Offer if (a) Marel breaches or fails to perform in any material respect any of its covenants or obligations under the Transaction Agreement, or the representations and warranties of Marel become or have been inaccurate under the standards applicable to such representations and warranties, (b) a material adverse effect has occurred with respect to the Marel group, (c) at any time prior to the expiration of the offer period, a change in Marel Recommendation occurs, (d) a change in JBT Recommendation occurs and substantially concurrently therewith JBT enters into a definitive agreement with respect to a superior proposal or (e) Marel shareholders validly pass a shareholder resolution requiring Marel to take certain specified actions otherwise prohibited under the interim operating covenants.

If the Transaction Agreement is terminated due to the failure to obtain the required regulatory approvals and provided that other specified circumstances and conditions set forth in the Transaction Agreement are met, then JBT shall pay to Marel a reverse termination payment of (a) EUR 85 million if the Drop Dead Date is the Initial Drop Dead Date at the time of such termination or (b) EUR 110 million if the Drop Dead Date is the Extended Drop Dead Date at the time of such termination.

Marel shall pay JBT (a) up to EUR 35 million in expense reimbursements if the Transaction Agreement is terminated following a change in Marel Recommendation with respect to a superior proposal or (b) up to EUR 15 million in expense reimbursements if JBT terminates the Transaction Agreement following a change in Marel Recommendation due to an “intervening event.” JBT shall pay Marel (a) up to EUR 35 million in expense reimbursements if Marel or JBT terminates the Transaction Agreement following a change in JBT Recommendation with respect to a superior proposal or (b) up to EUR 15 million in expense reimbursements if Marel terminates the Transaction Agreement as a result of (i) a failure by the Bidder to commence the Offer on or before June 30, 2024 provided that other specified circumstances are met; (ii) a failure of JBT to use its reasonable best efforts to obtain extensions to the acceptance period of the Offer from the FSA or (iii) a change in recommendation by the JBT board of directors for an “intervening event.”

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Social Issues

The Transaction Agreement provides that (a) Brian Deck will serve as Chief Executive Officer of the combined company, Arni Sigurdsson will be President of the combined company, and the remainder of the executive leadership positions will be a combination of talent from both companies, (b) the combined company’s board of directors will consist of five independent directors from the pre-closing JBT board, four independent directors from the pre-closing Marel board and the Chief Executive Officer of the combined company and (c) Alan Feldman will serve as Chairman of the combined company’s board of directors. The Transaction Agreement also includes a commitment to the combined company maintaining a significant Icelandic presence and to preserving Marel’s heritage. The combined company will be named “JBT Marel Corporation” and Marel’s current facility in Gardabaer, Iceland will be designated as the combined company’s European headquarters and a global technology center of excellence. JBT has agreed to prepare and submit a listing application to Nasdaq Iceland for the purpose of admission on the regulated market of Nasdaq Iceland (by way of secondary listing) of at least those JBT Offer Shares where Marel shareholders have elected to receive their JBT Offer Shares as listed on Nasdaq Iceland, as opposed to the NYSE.

The Transaction Agreement contains representations and warranties and covenants that the respective parties made to each other as of the date of the Transaction Agreement or other specific dates. The assertions embodied in those representations and warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such Transaction Agreement. The representations and warranties and covenants in the Transaction Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. JBT does not believe that these schedules contain information that is material to an investment decision.

The foregoing description of the Transaction Agreement and the Transaction does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Transaction Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and incorporated by reference herein.

Bridge Credit Agreement

In connection with the Transaction, on April 4, 2024, JBT entered into a 364-day credit agreement (the “Bridge Credit Agreement”) among JBT, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, Wells Fargo Bank, National Association, as syndication agent and Goldman Sachs Bank USA and Wells Fargo Securities, LLC as joint bookrunners and lead arrangers. Under the Bridge Credit Agreement, the lenders party thereto have committed to provide JBT with secured bridge financing in an aggregate principal amount of EUR 1.9 billion. The commitments under the Bridge Credit Agreement are available to support the issuance of one or more bank guarantees issued by Goldman Sachs Bank Europe SE (each such issuance, a “Bank Guarantee”) in connection with the Transaction, and the proceeds of such commitments, if drawn, will be used to purchase the Marel Shares tendered into the Offer, refinance certain of Marel’s existing debt, reimburse drawings under the initial Bank Guarantee, which will be issued substantially concurrently with the launch of the Offer in accordance with paragraph 5 of Article 103 of the Icelandic Takeover Act, and pay fees and expenses related to the foregoing.

The funding of the loans under the Bridge Credit Agreement, but not the issuance of the Bank Guarantee or the funding of loans to reimburse draws in respect of such Bank Guarantee, is conditioned on, among other things, the closing of the Offer (including the satisfaction or waiver of the Minimum Acceptance Condition). The commitments under the Bridge Credit Agreement automatically terminate on the earliest of (a) the Drop Dead Date, (b) the date the Transaction Agreement is terminated pursuant to Section 13 thereof and the Bank Guarantee Exposure (as defined in the Bridge Credit Agreement) is reduced to zero, (c) the date on which JBT determines and announces or otherwise notifies the lenders under the Bridge Credit Agreement in writing that the Offer has been irrevocably withdrawn, lapsed or has been otherwise terminated pursuant to the terms of the Offer Document and the Icelandic Takeover Act and the Bank Guarantee Exposure is reduced to zero, (d) 11:59 p.m. (New York City time) on the date on which Marel becomes a direct or indirect wholly owned subsidiary of JBT and JBT has paid all sums due pursuant to or in connection with the Transactions and (e) the maturity date of the Bridge Credit Agreement. The maturity date of the Bridge Credit Agreement is 364 days after the initial borrowing of loans thereunder.

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JBT’s obligations under the Bridge Credit Agreement will be guaranteed by certain of JBT’s domestic subsidiaries (collectively, the “Subsidiary Guarantors”) and, when permitted by JBT’s Revolving Credit Facility (as defined below), secured by a first-priority security interest in substantially all of the tangible and intangible personal property of JBT and domestic Subsidiary Guarantors, subject to an intercreditor agreement with JBT’s Revolving Credit Facility.

If drawn, loans under the Bridge Credit Agreement accrue interest at the Euro Interbank Offered Rate plus 2.25% per annum, increasing by 0.50% per annum at the end of the first 90 day period after the initial borrowing date and by an additional 0.50% per annum at the end of each 90 day period thereafter until the maturity date of the Bridge Credit Agreement. Any such drawn amounts and the amount of the undrawn and available commitments are also subject to a duration fee that accrues daily at a rate of 0.75% for the period of time from 90 days after the initial borrowing date until the 180th day after the initial borrowing date, 1.00% for the period of time from 180 days after the initial borrowing date until the 270th day after the initial borrowing date and 1.25% for the period of time from 270 days after the initial borrowing date until the maturity date of the Bridge Credit Agreement.

JBT may voluntarily prepay the Bridge Credit Agreement, if drawn, at any time without premium or penalty. The Bridge Credit Agreement also requires certain mandatory commitment reductions or loan prepayments in connection with certain equity issuances or debt issuances, subject to certain customary exceptions. The Bridge Credit Agreement also contains customary events of default, upon the occurrence of which, and for so long as such event of default is continuing, the amounts outstanding under the Bridge Credit Agreement will accrue interest at an increased rate and payments of such outstanding amounts could be accelerated by the lenders. In addition, the loan parties under the Bridge Credit Agreement will be subject to certain affirmative and negative covenants.

The obligations to pay interest on, repay the principal amount of and guarantee the payment of any liability (contingent or otherwise) under the Bridge Credit Agreement are not conditioned or otherwise subject to the financial results of Marel.

The Bridge Credit Agreement contains representations and warranties and covenants that the respective parties made to each other as of the date of the Bridge Credit Agreement or other specific dates. The assertions embodied in those representations and warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such Bridge Credit Agreement. The representations and warranties and covenants in the Bridge Credit Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. JBT does not believe that these schedules contain information that is material to an investment decision.

The foregoing description of the Bridge Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Bridge Credit Agreement, which is filed as Exhibit 10.1 to this Report and incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On April 4, 2024, JBT entered into the Bridge Credit Agreement as described in Item 1.01 above. The description of the Bridge Credit Agreement set forth in Item 1.01 above is hereby incorporated into this Item 2.03 by reference.

Item 8.01	Other Events.

Backstop Commitment Letter

In connection with the Transaction, on April 4, 2024, JBT entered into a backstop commitment letter pursuant to which Wells Fargo Securities, LLC, Wells Fargo Bank, National Association and Goldman Sachs Bank USA have committed to provide and to arrange, as applicable, subject to the terms and conditions of the backstop commitment letter, a $1.3 billion revolving credit facility to the extent that JBT’s existing revolving credit facility under that certain Amended and Restated Credit Agreement, dated as of December 14, 2021, by and among JBT, the Bidder, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent (the “Existing Revolving Credit Facility”), is not amended to expressly permit the Transaction and make certain other amendments as set forth in the backstop commitment letter (the Existing Revolving Credit Facility, as amended or replaced by the backstop revolving credit facility, the “Revolving Credit Facility”). Such Revolving Credit Facility would be available to finance the Transaction, to pay related fees and expenses and for general working capital purposes. If the amendment to JBT’s Existing Revolving Credit Facility is not achieved, the backstop revolving credit facility would be on substantially the same terms as the Existing Revolving Credit Facility if it were successfully amended in the manner as contemplated in the backstop commitment letter.

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IMPORTANT NOTICES

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this Report is not an offer of securities for sale in the United States.

NOTE TO U.S. SHAREHOLDERS

It is important that U.S. shareholders understand that the offer to Marel shareholders and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland that may be different from the United States. To the extent applicable, the offer to Marel shareholders will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption from registration. In connection with the proposed offer, JBT is expected to file with the SEC a Registration Statement on Form S-4 which will contain a proxy statement/prospectus. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available) as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx.

PARTICIPANTS IN THE SOLICITATION

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders filed with the SEC on March 28, 2024 and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the ability to successfully integrate the businesses of JBT and Marel; the possibility that shareholders of JBT may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that

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problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in JBT’s financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described in JBT’s public filings made with the SEC from time to time, including those under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K and in any subsequently filed Quarterly Reports on Form 10-Q. These risks, as well as other risks associated with the potential transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that JBT expects to file with the SEC and in an offering document and/or any prospectuses or supplements to be filed with the FSA or any other governmental and regulatory authorities in connection with the potential transaction. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements made by JBT or on its behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1*	Transaction Agreement, dated as of April 4, 2024, by and among John Bean Technologies Corporation, John Bean Technologies Europe B.V. and Marel hf.

10.1*	Bridge Credit Agreement, dated as of April 4, 2024, by and among John Bean Technologies Corporation, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, Wells Fargo Bank, National Association, as syndication agent, and Goldman Sachs Bank USA and Wells Fargo Securities, LLC as joint bookrunners and lead arrangers.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

*

Certain exhibits, annexes and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. JBT agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN BEAN TECHNOLOGIES CORPORATION

By:	/s/ Matthew J. Meister
Name:	Matthew J. Meister
Title:	Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Dated: April 5, 2024

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Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

RELATING TO THE VOLUNTARY TAKEOVER OFFER

BY

JOHN BEAN TECHNOLOGIES CORPORATION

FOR

MAREL HF.

Dated as of April 4, 2024

Transaction Agreement

(as may be amended from time to time hereafter in accordance with the terms hereof, this “Agreement”)

by and among

1.	John Bean Technologies Europe B.V.

– the “Bidder” –

2.	John Bean Technologies Corporation

– “JBT” –

and

3.	Marel hf.

– the “Company” or “Marel” –

– JBT, the Bidder and the Company hereinafter also

collectively referred to as the “Parties” and individually as a “Party” –

Section 8 [INTENTIONALLY OMITTED]		37

Section 9 Governance, Integration, Social, Employment and Indemnification Matters		37
9.1.	Governance, Integration and Social Matters	37
9.2.	Employment and Employee Benefits Matters	38
9.3.	Directors’ and Officers’ Indemnification and Insurance	40

Section 10 Representations and Warranties of JBT and Marel		41

Section 11 Financing Cooperation		42
11.1.	Financing Efforts and Cooperation	42

Section 12 Closing Conditions		49
12.1.	Conditions to the Completion of the Tender Offer	49
12.2.	Mutual Conditions	49
12.3.	Conditions Waivable by the Bidder	50
12.4.	Conditions Waivable by the Company	51
12.5.	Dutch Consultation Condition	52

Section 13 Effectiveness, Term and Termination		52
13.1.	Termination by Mutual Consent	52
13.2.	Termination of the Agreement by either JBT or the Company	52
13.3.	Termination of the Agreement by the Company	53
13.4.	Termination of the Agreement by JBT	54
13.5.	General Effects of Termination	55

Section 14 Certain Effects of Termination		55
14.1.	JBT Reverse Termination Payment	55
14.2.	Company Expense Reimbursement Payment	56
14.3.	JBT Expense Reimbursement Payment	57
14.4.	Single Payment Only	57
14.5.	Exclusive Remedy	58

Section 15 Notices		60

Section 16 Miscellaneous		61
16.1.	Assignment; Costs	61
16.2.	Debt Financing Sources	61
16.3.	Survival	63
16.4.	Third Party Beneficiaries	63
16.5.	Guarantee	63
16.6.	Specific Performance	64
16.7.	Collaboration and Rights Regarding Communications	64
16.8.	Specific Permitted Disclosures	65
16.9.	Severability	66
16.10.	Entire Agreement	66
16.11.	Counterparts	66
16.12.	Amendments and Waivers	66
16.13.	Interpretation, Definitions	66
16.14.	Governing Law, Jurisdiction	73

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Section 1

Current Status and Transaction Structure

1.1.

The Company is an Icelandic public limited liability company incorporated under the laws of Iceland with the registration number 620483-0369 (together with its Subsidiaries from time to time, hereinafter referred to as the “Marel Group”). The Company’s share capital amounts to ISK 771,007,916 and is divided into 771,007,916 shares of common stock (all shares of common stock issued by the Company from time to time, the “Marel Shares”).

1.2.

At the close of business on April 3, 2024 (the “Company Capitalization Date”), the Company holds 17,057,645 Marel Shares as treasury shares (the “Marel Treasury Shares”), representing approximately 2.21% of the Company’s current share capital. Further, as of the Company Capitalization Date, the Company has issued 20,113,322 stock options as part of several stock option plans (collectively, the “Marel Stock Option Plan”). The Marel Shares are listed on the regulated market of the Nasdaq Iceland exchange and the Euronext Amsterdam exchange (ISIN: IS0000000388).

1.3.

The Bidder is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with the registration number 63675013 and a wholly owned Subsidiary of JBT.

1.4.

JBT is a company incorporated under the laws of the State of Delaware, United States, having its headquarters in Chicago, Illinois (together with its Subsidiaries from time to time, hereinafter referred to as the “JBT Group”). At the close of business on April 3, 2024 (the “JBT Capitalization Date”), JBT has a total of 31,830,220 shares of common stock outstanding (all shares of common stock issued by JBT from time to time, the “JBT Shares”). The JBT Shares are listed on the New York Stock Exchange (ticker symbol: JBT).

1.5.

Subject to the terms and conditions herein, the Bidder intends to make a voluntary public takeover offer (the “Tender Offer”) within the meaning of Article 101 of the Icelandic Takeover Act no. 108/2007 (the “Icelandic Takeover Act”) to the shareholders of the Company for all Marel Shares (other than Marel Treasury Shares) (the “Transaction”) to bring about a business combination of the JBT Group and the Marel Group (such combined enterprise, the “Combined Group”).

1.6.

The Company’s board of directors (the “Marel Board”) has, based on the information available to date, taken the view that the Transaction is in the best interest of the Company, the Company’s shareholders, employees and other stakeholders.

1.7.	JBT’s board of directors (the “JBT Board”) has, based on the information available to date, determined that the Transaction is fair to, and in the best interest of, the Bidder and JBT’s stockholders.

1.8.

On or prior to the date of this Agreement, by means of entry into that certain credit agreement by and among JBT, Goldman Sachs Bank USA, as administrative agent, Wells Fargo Bank, National Association, as syndication agent, Goldman Sachs Bank USA and Wells Fargo Securities, LLC as joint bookrunners and lead arrangers, the other financial institutions from time to time party thereto (collectively, the “Banks”) and the other parties thereto, JBT (on behalf of itself and the Bidder) has obtained financing commitments (the “Bridge Financing”) in an aggregate amount of up to EUR 1,900,000,000 available to support the issuance of the Initial Bank Guarantee (as defined in the Bridge Financing Agreement) to be issued in connection with the commencement of the Tender Offer (the “Guarantee”) or to be drawn in order to consummate the Tender Offer. JBT has delivered to the Company true, complete and correct copies of (x) the executed credit agreement for the Bridge Financing (the “Bridge Financing Agreement”), (y) the form of the Guarantee and (z) the Commitment Letter, which provides for a backstop revolving credit facility to the extent that the Debt Amendment is not successfully consummated.

1.9.

This Agreement sets forth the principal terms and conditions of the Transaction as well as the mutual intentions and agreements of the Parties with regard thereto and the future organizational and corporate governance structure of the Combined Group. Subject to the terms and conditions of this Agreement, the applicable Parties will use their reasonable best efforts to pursue the following actions to consummate the Transaction:

— Step A:	Filing of the Offer Document and Offering Prospectus with the FSA

— Step B:	Approval of the Offer Document and Offering Prospectus by the FSA and (substantially concurrently with Item C), launch of the Tender Offer

— Step C:	Filing of the Registration Statement with the SEC, which such step may take place before or after Step B

— Step D:	Filing of the Admission Prospectus and Listing Application

— Step E:	Declaration of Effectiveness of the Registration Statement by the SEC

— Step F:	Holding JBT Stockholder Meeting

— Step G:	Receipt of clearances under the Antitrust Laws and Foreign Investment Laws of the Specified Regulatory Jurisdictions and Satisfaction of all other Closing Conditions

— Step H:	Closing of the Tender Offer

Section 2

Disclosure Documents relating to the Transaction; Listing Documents

2.1.

Offer Document and Offering Prospectus. As promptly as reasonably practicable after the date of this Agreement, the Bidder shall (in reasonable consultation with Marel) (a) finalize an offer document relating to the Marel Shares, substantially in the form of the most recent draft delivered by JBT or its Representatives to the Company prior to the Parties entering into this Agreement (other than with respect to any sections not yet included in such draft), and within the meaning of Section XI of the Icelandic Takeover Act (together with any amendments or supplements thereto and including exhibits thereto, the “Offer Document”) and, to the extent the same has not been submitted prior to the date of this Agreement, submit the Offer Document to the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) for approval and (b) finalize a prospectus under Article 3 of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, and Act no. 14/2020 (together with any amendments or supplements thereto and including any exhibits or annexes thereto, the “Offering Prospectus”) (which such Offering Prospectus shall not contain terms that are inconsistent with the terms of this Agreement) and, to the extent the same has not been submitted prior to the date of this Agreement, submit the Offering Prospectus to the FSA for approval. Subject to Section 3.14, the Bidder shall use its reasonable best efforts to respond promptly to any comments of the FSA relating to the Offer Document and the Offering Prospectus and have the Offer Document and the Offering Prospectus approved by the FSA as promptly as practicable after such submission.

2.2.

Registration Statement. As promptly as reasonably practicable after the date of this Agreement, JBT shall prepare, with certain assistance from Marel subject to the terms and conditions of this Agreement, and shall cause to be filed with the United States Securities and Exchange Commission (the “SEC”), a registration statement, including a proxy statement/prospectus (together with any amendments or supplements thereto and including any exhibits or annexes thereto, the “Proxy Statement/Prospectus”), on Form S-4 in connection with the solicitation of proxies from JBT’s stockholders and issuance by JBT of the JBT Offer Shares (together with any amendments or supplements thereto and including any exhibits or annexes thereto, the “Registration Statement”) to (a) be used as an exchange offer prospectus sent to U.S. holders of Marel Shares, (b) register with the SEC the offer and sale of the JBT Offer Shares (as defined below) to the holders of Marel Shares and (c) be used to solicit proxies in connection with the JBT Stockholder Meeting to vote on the issuance of the JBT Offer Shares as required pursuant to the rules of the New York Stock Exchange (“NYSE”). JBT shall use its reasonable best efforts to have the Registration Statement declared effective under the United States Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, as promptly as reasonably practicable and in any event prior to the Offer Closing Time. JBT shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the JBT Offer Shares for offering or sale in any jurisdiction. JBT shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. JBT shall also use its reasonable best efforts to take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Tender Offer and the issuance of the JBT Offer Shares.

2.3.

Listing Documents. As promptly as reasonably practicable after the date of this Agreement, JBT will prepare and submit to the FSA and, to the extent applicable, the appropriate authorities at Nasdaq Iceland, for the purpose of admission on the regulated market of Nasdaq Iceland (by way of secondary listing) of at least those JBT Offer Shares where Marel shareholders have elected to receive their JBT Offer Shares as listed on Nasdaq Iceland, as opposed to the NYSE (the “Secondary Listing”) (i) to the extent not included

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as part of the Offering Prospectus, a listing prospectus (together with any amendments or supplements thereto and including exhibits thereto, the “Admission Prospectus”, and together with the Offer Document, the Proxy Statement/Prospectus, the Registration Statement, the Offering Prospectus and any other disclosure documents (including any amendments, supplements, exhibits or annexes thereto) that may reasonably be required in connection with the Transaction, the “Disclosure Documents”) in accordance with applicable Icelandic Law and (ii) an application for admission to Nasdaq Iceland (together with any other documents required in connection with the Secondary Listing, and any amendments or supplements thereto, the “Iceland Listing Application”). Following the JBT Stockholder Approval, JBT will also, prior to the Offer Closing Time, submit to the NYSE a supplemental listing application for the purpose of listing at least those JBT Offer Shares where Marel shareholders have elected to receive their JBT Offer Shares as listed on the NYSE, as opposed to Nasdaq Iceland (including any amendments or supplements thereto, the “NYSE Supplemental Listing Application,” and, together with the Iceland Listing Application, the “Listing Applications”). JBT shall use its reasonable best efforts to obtain all required approvals for the Secondary Listing prior to the Offer Closing Time and have the NYSE Supplemental Listing Application approved prior to the Offer Closing Time. JBT shall use its reasonable best efforts to maintain the Secondary Listing at least until three (3) years after the Closing and thereafter so long as the JBT Board deems it appropriate when considering the position of Icelandic stockholders of the Combined Group.

2.4.	Review and Cooperation; Expense Reimbursement.

(a)

Each of the Parties hereto shall furnish to each other Party and such Party’s directors, officers, employees, counsel, accountants, consultants, investment bankers and other authorized representatives (“Representatives”) any and all information as may be required or reasonably requested to be disclosed in the Reasoned Statement, the Disclosure Documents and the Listing Application (to the extent permitted by applicable Laws) as promptly as practicable after the date of this Agreement and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Reasoned Statement, the Disclosure Documents (including the mailing and distribution of the Offer Document, the Offering Prospectus, the Proxy Statement/Prospectus and any related acceptance form, to shareholders of the Company and employees of the Marel Group, and the posting of the same on Marel’s website). JBT shall use its reasonable best efforts to cause the Disclosure Documents and Listing Applications to comply in all material respects with the requirements of applicable Law, including any rule, regulation, or other applicable legal requirement of the FSA or the SEC or of the Nasdaq Iceland exchange, the Euronext Amsterdam exchange or the NYSE. Each of the Parties shall promptly correct any information provided by it or any of its Representatives for use in the Reasoned Statement, any Disclosure Document or the Listing Application if and to the extent that such information is discovered by such Party to be or to have become false or misleading in any material respect.

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(b)

Without prejudice to Section 2.4(a), the Company shall use its reasonable best efforts to promptly furnish (to the extent permitted by applicable Laws) to JBT such information concerning itself, and its Subsidiaries, directors, officers and shareholders, that JBT reasonably requests for inclusion in the Registration Statement so as to enable JBT to cause the Registration Statement to be declared effective, including providing the information concerning the Marel Group necessary to enable JBT to prepare required pro forma financial statements and related footnotes in connection with the Registration Statement. The Company shall, upon request by JBT, use its reasonable best efforts to furnish (to the extent permitted by applicable Laws) to JBT all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the Company) shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of JBT to the SEC in connection with the Registration Statement.

(c)

JBT will afford the Company a reasonable opportunity to, and the Company shall promptly, review and comment on any Disclosure Documents and any Listing Application prior to each submission to the FSA, the SEC, Nasdaq Iceland or the NYSE, as the case may be, with JBT giving due and good faith consideration to any such reasonable comments otherwise subject to the terms of this Section 2.4. JBT shall notify the Company upon the receipt of any comments from the FSA, the SEC, Nasdaq Iceland or the NYSE relating to any Disclosure Documents or Listing Applications or any FSA Extension Approval and shall provide the Company with copies of all material written comments received from the FSA, the SEC, Nasdaq Iceland or the NYSE. JBT shall (i) to the extent practicable, provide the Company with drafts of the responses to comments from the FSA, the SEC, Nasdaq Iceland or the NYSE at a time reasonably prior to submitting such responses, (ii) give due and good faith consideration to the Company’s reasonable comments thereon and (iii) use its reasonable best efforts to respond promptly to any comments from the FSA, the SEC, Nasdaq Iceland or the NYSE, as the case may be, with respect to any Disclosure Documents or any Listing Applications. In case of dispute with respect to the content of the Disclosure Document or any documentation relating thereto, JBT will have the right to make the ultimate decision, except that with respect to any comments from the FSA, the SEC, Nasdaq Iceland or the NYSE on (A) the Company’s financial statements, in which case the Company shall (following consultation with JBT, with the Company giving due and good faith consideration to any reasonable comments by JBT) be entitled to determine if and how to modify its financial statements in response to such comments, (B) the recommendation by the Marel Board (including with respect to any Change in Marel Recommendation), summary of any financial opinions delivered to the Company, any projections prepared by the Company’s management related thereto or any related section on the Company’s reasons for the Transaction which form part of the Registration Statement, in which case the Company shall (subject to this Agreement, and following consultation with JBT, with the Company giving due and good faith consideration to any reasonable comments by JBT) be entitled to decide whether and how such recommendation or section is modified, or (C) portions of any Disclosure Document based on or using information or content provided by the Company, in which case the Company shall be entitled to decide whether and how any such portion is modified, provided that such modification does not unduly delay or prevent a reasonable response to such comments; in the case of each of (A), (B) and (C), provided that any modification made by the Company pursuant to such clauses (A), (B) and (C) shall be made reasonably promptly following receipt of such comments.

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(d)

Notwithstanding anything to the contrary in the foregoing, other than with respect to any Required Amendment, no material amendment or supplement to the Offer Document, the Offering Prospectus or the Iceland Listing Application, including any amendment or supplement that changes the form or reduces the per share amount of the Consideration or modifies any Closing Condition will be made by JBT or the Bidder without the approval of the Company (not to be unreasonably withheld, conditioned or delayed); provided, that following a Change in Marel Recommendation in accordance with Section 5.1(c)(2), JBT or the Bidder may make such amendment or supplement without the approval of the Company; and provided further, that in connection with a Change in JBT Recommendation made pursuant to Section 5.2(c)(2), JBT may (at its sole discretion) amend or supplement the Offer Document or Offering Prospectus to the extent that such amendment or supplement contains (i) a Change in JBT Recommendation, (ii) a statement of the reason of the JBT Board for making such Change in JBT Recommendation and (iii) additional information reasonably related to the foregoing.

Section 3

Tender Offer

3.1.

Commencement of the Tender Offer. Following both approval of the Offer Document and the Offering Prospectus by the FSA and the filing of the preliminary Registration Statement with the SEC, the Bidder shall (a) promptly publish the Offer Document in accordance with Article 114 of the Icelandic Takeover Act and the Offering Prospectus and (b) on the date of such publication, disseminate the preliminary Proxy Statement/Prospectus contained in the Registration Statement to the holders of Marel Shares in compliance with the Exchange Act and the rules and regulations promulgated by the SEC.

3.2.	Acceptance Period; Withdrawal Rights.

(a)

In accordance with paragraph 6 of Article 103 of the Icelandic Takeover Act, the Parties agree that the Tender Offer will have an initial acceptance period of ten (10) weeks after the publication of the Offer Document (with 5.00 p.m. Icelandic Time on the last date of the acceptance period, as the same is extended pursuant to this Agreement and paragraph 6 of Article 103 of the Icelandic Takeover Act, being the “Expiration Date” and the date of publication of the Offer Document, the “Commencement Date”), provided that:

(1)	the Expiration Date shall occur no earlier than 20 business days (as defined in Rule 14d-1(g)(3) under the Exchange Act) after (and including the day of) the Commencement Date,

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(2)

the Bidder shall extend the acceptance period as required by any Law, or any rule, regulation or other applicable legal requirement of the FSA or the SEC or of the Nasdaq Iceland exchange, the NYSE or the Euronext Amsterdam exchange, in any such case, which is applicable to the Tender Offer or to the extent necessary to resolve any comments of the FSA or the SEC applicable or the Disclosure Documents, and

(3)

at or prior to any then-applicable Expiration Date, the Bidder shall (subject to any required approval from the FSA) extend the acceptance period (i) by one or more additional periods of not less than ten (10) days per extension (or such shorter period as mutually agreed by the Parties in writing) if additional time is required to permit satisfaction of the Closing Conditions (other than the Closing Condition in Section 12.2(f)) or (ii) by at least an additional three (3) periods of not less than ten (10) days each if all the Closing Conditions (other than the Closing Condition in Section 12.2(f)) have either been satisfied or waived in accordance with Section 12 or if, by their nature, are to be satisfied at the Expiration Date, would have been satisfied at the Expiration Date or else validly waived; provided, however, that (A) in no event shall the Bidder be required to extend the acceptance period beyond the Drop Dead Date and (B) any such extension shall not be deemed to impair, limit or otherwise restrict in any manner the rights of the Bidder to terminate this Agreement pursuant to Section 13 (in each case the acceptance period running between and including the Commencement Date and the Expiration Date, as extended by the Bidder pursuant to this Agreement and paragraph 6 of Article 103 of the Icelandic Takeover Act, the “Acceptance Period”). For clarity (but without prejudice to the termination right in Section 13.2(a) or the requirements to extend in the immediately preceding sentence), the Bidder may, in its reasonable discretion (subject to any required approval from the FSA), extend the acceptance period for any duration (or repeated periods) in order to permit time for the satisfaction of the Closing Conditions.

(b)	The Tender Offer may not be terminated prior to the then-applicable Expiration Date unless this Agreement is validly terminated pursuant to Section 13.

(c)

The Parties acknowledge and agree that the Tender Offer will include withdrawal rights for shareholders of the Company through and until the Expiration Date and as might be required pursuant to applicable Law, including any rule, regulation or other applicable legal requirement of the FSA or the SEC.

(d)

JBT shall (i) use its reasonable best efforts to obtain any approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from the FSA required by the FSA (any of the foregoing, an “FSA Extension Approval”) to extend any Acceptance Period as promptly as practicable prior to any then-applicable Expiration Date; provided that nothing in this Section 3.2(d) shall require JBT or the Bidder to amend the terms of the Tender Offer, the Offer Document or the Offering Prospectus (other than such administrative amendments

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as are reasonably required to document and implement any extension in accordance with the terms of this Agreement or any Required Amendments pursuant to Section 3.14) or the terms of this Agreement except to the extent of a Required Amendment pursuant to Section 3.14, and (ii) keep the Company informed on a reasonably current basis of the status of the Tender Offer, including with respect to any FSA Extension Approval or the number of Marel Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Tender Offer, and with respect to any material developments with respect thereto.

3.3.

Offer Consideration. The consideration offered to the holders of Marel Shares under the Tender Offer will be any of (at the election of each Marel shareholder) (a) cash consideration in the amount of EUR 3.60 per Marel Share (the “All-Cash Offer Consideration,” and the Marel Shares with respect to which such election has been made and not validly withdrawn, the “Cash Electing Shares”), (b) cash consideration in the amount of EUR 1.26, along with a stock consideration consisting of 0.0265 JBT Offer Shares, per Marel Share (the “Mixed Offer Consideration,” and the Marel Shares with respect to which such election has been made and not validly withdrawn, the “Mixed Election Shares”) or (c) stock consideration consisting of 0.0407 JBT Offer Shares per Marel Share (the “All-Stock Offer Consideration,” and together with the All-Cash Offer Consideration and the Mixed Offer Consideration, the “Consideration,” and the Marel Shares with respect to which an All-Stock Offer Consideration election has been made and not validly withdrawn, the “Stock Electing Shares”). The JBT Shares to be issued in the Tender Offer as Consideration are referred to herein as the “JBT Offer Shares.”

3.4.

Fractional Shares. No fractional JBT Offer Shares will be exchanged for any Marel Shares tendered in the Tender Offer by any Marel shareholder. Notwithstanding any other provision of this Agreement, each holder of Marel Shares validly tendered into the Tender Offer who would otherwise have been entitled to receive a fraction of a share of JBT Offer Shares shall receive from its custodian bank, in lieu thereof, cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale for the account of all such holders of JBT Offer Shares which would otherwise be issued (the “Excess Offer Shares”). The sale of the Excess Offer Shares shall be executed on the NYSE and shall be executed in round lots, to the extent practicable. The receipt of the net proceeds resulting from the sale of the Excess Offer Shares shall be free of commissions, transfer taxes and other out-of-pocket transaction costs for such holders of tendered Marel Shares. The net proceeds of such sale will be converted into Euros (at the spot USD to Euro exchange rate) and distributed to the holders of tendered Marel Shares with each such holder receiving an amount of such proceeds proportionate to the amount of fractional interests which such holder would otherwise have been entitled to receive. The net proceeds credited for any fractional JBT Offer Share will be determined on the average net proceeds per Marel Share. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of tendered Marel Shares in lieu of fractional interests, such amounts shall be made available to such holders of tendered Marel Shares. Any such sale shall be made within ten (10) Business Days or such shorter period as may be required by applicable Law after the Expiration Date. The Parties will discuss this Section 3.4 with the applicable Icelandic and Dutch settlement agents and make such reasonable amendments to the treatment of fractional shares as required based on such discussions.

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3.5.

Proration. Notwithstanding any other provision contained in this Agreement, at the Offer Closing Time, the All-Stock Offer Consideration and the All-Cash Offer Consideration shall be subject to adjustment pursuant to this Section 3.5:

(a)

if the Cash Election Amount exceeds the Available Cash Election Amount, then (i) all Stock Electing Shares shall be converted to the right to receive the All-Stock Offer Consideration, (ii) all Mixed Election Shares shall be converted into the right to receive the Mixed Offer Consideration and (iii) the following consideration shall be paid in respect of each Cash Electing Share:

(1)	an amount of cash equal to the quotient of (x) the Available Cash Election Amount divided by (y) the number of Cash Electing Shares; and

(2)	a number of JBT Offer Shares equal to the quotient of (x) the difference of the Available Stock Election Amount less the Stock Election Amount divided by (y) the number of Cash Electing Shares; and

(b)

if the Available Cash Election Amount exceeds the Cash Election Amount, then (i) all Cash Electing Shares shall be converted into the right to receive the All-Cash Offer Consideration, (ii) all Mixed Election Shares shall be converted into the right to receive the Mixed Offer Consideration and (iii) the following consideration shall be paid in respect of each Stock Electing Share:

(1)	an amount of cash equal to the quotient of (x) the difference of the Available Cash Election Amount less the Cash Election Amount divided by (y) the number of Stock Electing Shares; and

(2)	a number of JBT Offer Shares equal to the quotient of (x) the Available Stock Election Amount divided by (y) the number of Stock Electing Shares.

For purposes of this Agreement,

“Available Cash Election Amount” means (i) the product of EUR 1.26 multiplied by the total number of Marel Shares tendered into the Tender Offer as at the Expiration Date, minus (ii) the aggregate amount of cash to be paid in respect of all Mixed Election Shares.

“Available Stock Election Amount” means (i) the product of 0.0265 multiplied by the total number of Marel Shares tendered into the Tender Offer as at the Expiration Date minus (ii) the aggregate amount of JBT Offer Shares to be paid in respect of all Mixed Election Shares.

“Cash Election Amount” means the product of (i) the number of Cash Electing Shares multiplied by (ii) EUR 3.60 (before giving effect to any adjustment pursuant to Section 3.5).

“Stock Election Amount” means the product of (i) the number of Stock Electing Shares multiplied by (ii) 0.0407 (before giving effect to any adjustment pursuant to Section 3.5).

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3.6.

Conditions to the Tender Offer. The Bidder’s right and obligation to accept for exchange, and to exchange, any Marel Share validly tendered and not validly withdrawn prior to the Expiration Date will be subject to the satisfaction or waiver (as set forth in Section 12) of the conditions set forth in Section 12 (the “Closing Conditions”). Except as provided in Section 3.14, the Bidder shall not (a) change the Consideration (other than pursuant to Section 3.5) or (b) add conditions to the Offer Document or the Tender Offer without the consent of each of JBT and the Company.

3.7.

Other Terms of the Tender Offer. The Company hereby confirms that, as of the date hereof, and based on the Company’s review of the results through the date hereof of an inquiry as to U.S. holders of Marel Shares made by the Company in accordance with Instruction 2 to subsections (c) and (d) of Exchange Act Rule 14d-1 at JBT’s request, the percentage of outstanding Marel Shares held by U.S. holders constitutes less than 40% of the outstanding Marel Shares. The Parties agree to comply with, and agree that the terms and conditions of the Tender Offer shall be conducted so as to comply with, to the extent applicable, Regulation 14E of the Exchange Act, as modified by any applicable exemptions pursuant to Rule 14d-1(d)(2) under the Exchange Act.

3.8.

Closing of the Tender Offer. Subject to the prior satisfaction or waiver of the Closing Conditions, the Bidder shall promptly settle the Tender Offer in accordance with its terms and applicable Law, and accept for exchange, and exchange, all Marel Shares validly tendered and not validly withdrawn pursuant to the Tender Offer (such settlement and exchange, the “Closing”, and the time that the Bidder accepts for exchange, and exchanges, all of the Marel Shares validly tendered and not validly withdrawn, the “Offer Closing Time”).

3.9.

Squeeze Out. Provided that the Minimum Acceptance Condition has been satisfied and to the extent permitted under applicable Law, within three (3) months of the Offer Closing Time the Bidder (or a permitted assignee of the Bidder pursuant to Section 16.1(a) hereof) shall launch a squeeze out process in accordance with Article 110 of the Icelandic Takeover Act for any remaining Marel Shares that were not acquired in the Tender Offer (the “Squeeze Out”). From and after the Offer Closing Time, the Parties shall fully co-operate in the Squeeze Out, including approving the Squeeze Out and sending and issuing notifications to the remaining shareholders of the Company through the Company´s public news system and facilitating any payments.

3.10.

Merger. If immediately following the Offer Closing Time the Bidder owns less than 90% of the outstanding Marel Shares, the Bidder may initiate a merger process (the “Merger”) between the Bidder (or a wholly-owned Subsidiary thereof) and the Company in accordance with Article 119 of the Icelandic Act on Public Limited Liability Companies, No 2/1995 or other applicable Law or take other corporate actions to acquire all of the outstanding Marel Shares. If such merger process or other corporate action is initiated, the Company shall co-operate with the Bidder in order to implement the Merger (or other corporate action) as promptly as reasonably practicable, including approving the applicable merger plan or other plan of corporate action, calling shareholders’ meetings and issuing notifications to the shareholders of the Company through the Company’s public news system and facilitating any payments; provided, that the remaining owners of Marel Shares that were not acquired in the Tender Offer are entitled to receive substantially the same consideration for their Marel Shares as was offered in the Tender Offer.

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3.11.	Effect of the Tender Offer on Marel Stock Options.

(a)

At the Closing, in accordance with the terms of the Marel Stock Option Plan, each stock option with respect to Marel Shares (whether granted pursuant to the Marel Stock Option Plan or otherwise, a “Marel Stock Option”) that was granted prior to the date hereof and remains outstanding as of immediately prior to the Closing with an exercise price per share less than the Marel Closing Price, whether vested or unvested, will automatically, without any action on the part of JBT, the Company or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the number of shares of Marel Shares subject to such Marel Stock Option as of immediately prior to the Closing and (ii) the excess, if any, of the Marel Closing Price over the exercise price per share of such Marel Stock Option (the “Option Consideration”). Each Marel Stock Option with an exercise price per share equal to or greater than the Marel Closing Price will be cancelled without any action on the part of the holder thereof and without any cash payment being made in respect thereof.

(b)

Any Marel Stock Option that is granted from and after the date hereof (a “Marel Interim Period Option”) or any other equity or equity based compensation award granted by the Company from or after the date hereof (“Marel Interim Period Other Award” and, together with Marel Interim Period Options, “Marel Interim Period Awards”), in each case, as expressly permitted under Section 6.1(c) of the Company Disclosure Letter shall not vest by virtue of the occurrence of the Closing. Upon the Closing, and without any action by JBT, the Company or the holder thereof, each Marel Interim Period Award shall cease to represent an award with respect to Marel Shares and be automatically converted into an award with respect to JBT Shares (such award, a “Converted Award”) of comparable value (taking into account the relative differences in the trading prices of Marel Shares and JBT Shares, the applicable exercise price, if any, and other features of the Marel Interim Period Award) and in such form as determined by JBT in good faith consultation with the Company; provided, however, that the exercise price and the number of JBT Shares purchasable or issuable, as applicable, pursuant to the Converted Award shall be determined in a manner consistent with the requirements of all applicable Laws. Immediately following the Closing, each Converted Award shall continue to be governed by the same terms and conditions regarding vesting and forfeiture as were applicable to the corresponding Marel Interim Award immediately prior to the Closing.

(c)

Prior to the Closing, the Marel Board (or, if appropriate, any committee thereof) shall take all such actions as are necessary to approve and effectuate Section 3.11(a), including making any determinations or adopting resolutions of the Marel Board or a committee thereof or any administrator of any Company Benefit Plan as may be necessary. JBT shall take such actions as are necessary for the conversion of the Marel Interim Awards pursuant to Section 3.11(b), including with respect to the reservation, issuance and listing of shares of JBT Shares to the extent necessary to effectuate the transactions contemplated by Section 3.11(b).

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3.12.

Dutch Delisting. Prior to the Expiration Date, each of the Parties shall cooperate with the other Party in taking, or causing to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Euronext Amsterdam to enable the de-listing of Marel Shares from the Euronext Amsterdam; provided that such delisting shall not be effective until immediately after the Offer Closing Time.

3.13.

Cooperation to Transmit the Tender Offer. In connection with the Tender Offer, unless the Company has effected a Change in Marel Recommendation, the Company shall, to the extent consistent with applicable Law, continue to promptly furnish JBT and the Bidder with such information and assistance as the Bidder or its agent(s) may reasonably request for the purpose of communicating the Tender Offer to the record and beneficial holders of Marel Shares.

3.14.

Required Amendments. Notwithstanding anything to the contrary in this Agreement, nothing shall require the Parties to agree to amend or waive any Closing Condition or any of the other terms of this Agreement or to impose additional terms or conditions to the Tender Offer without the prior written consent of both JBT and the Company; provided, however, that each Party shall agree, and undertake to, implement such amendment or waiver or otherwise impose such additional term or condition to the Tender Offer or this Agreement, as the case may be, required by the FSA, Nasdaq Iceland or the SEC and necessary to consummate the Transaction to the extent such amendment, waiver or additional term or condition is not adverse in any material respect to either the JBT Group or the JBT stockholders, on the one hand, with respect to any amendment, waiver or other implementation of an additional term or condition to be agreed, undertaken or implemented by JBT or the Bidder, or the Marel Group or the Marel shareholders, on the other hand, with respect to any amendment, waiver or other implementation of an additional term or condition to be agreed, undertaken or implemented by the Company (it being agreed that (a) any change as to the form (other than de minimis changes to the extent required under the applicable Laws of Iceland) or any increase in the aggregate amount (other than de minimis changes relating to the treatment of fractional shares) of the Consideration payable pursuant to this Agreement or the addition or removal of, or any change to, any closing condition, in each case, that is adverse to JBT shall be deemed to be so adverse to the JBT Group and the JBT stockholders, (b) any change as to the form (other than de minimis changes to the extent required under the applicable Laws of Iceland) or any decrease in the aggregate amount (other than de minimis changes relating to the treatment of fractional shares) of the Consideration payable pursuant to this Agreement or the addition or removal of, or any change to, any closing condition, in each case, that is adverse to the Company shall be deemed to be so adverse to the Marel Group and the Marel shareholders, and (c) no Required Amendment to be agreed, undertaken or implemented by JBT or the Bidder as a result of the mandatory application of the Laws of Iceland, the Exchange Act or the Securities Act and arising from a purchase of Marel Shares by the Bidder or any of its Affiliates outside the Tender Offer shall be deemed to be so adverse to the JBT Group or the JBT Stockholders) (such amendment, waiver or additional term or condition that is required to be implemented by JBT, the Bidder or the Company pursuant to this Section 3.14, a “Required Amendment”).

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3.15.

Withholding Rights. Each of JBT, the Bidder, any other Affiliate of JBT and any paying agents or custodians appointed by JBT or the Bidder shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to or in connection with this Agreement, the Tender Offer or the Squeeze Out such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law (whether Icelandic or otherwise). To the extent that amounts are so deducted and withheld and paid over to the relevant Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 4

Reasoned Statement by the Marel Board on the Tender Offer

4.1.	Reasoned Statement.

(a)

On the Commencement Date, or else as promptly as practicable following the publication of the Offer Document and in any event no later than the Business Day thereafter, the Marel Board will publish a reasoned statement of the Marel Board pursuant to paragraph 5 of Article 104 of the Icelandic Takeover Act (together with any amendments made in accordance with this Section 4.1 or supplements thereto and including exhibits thereto, the “Reasoned Statement”), and, to the extent applicable, Rule 14e-2 under the Exchange Act, regarding the Tender Offer, substantially in the form of the most recent draft delivered by the Company or its Representatives to JBT prior to the Parties entering into this Agreement (other than with respect to any sections not yet included in such draft); provided, however, that the Company may amend or supplement such provided form of Reasoned Statement to the extent that the Marel Board determines in good faith that such amendments or supplements are reasonably required; provided further, that the Company shall afford JBT a reasonable opportunity to review and comment on any such amendments or supplements prior to the publication of the Reasoned Statement, with the Company giving due and good faith consideration to any such reasonable comments. The Company shall use its reasonable best efforts to cause the Reasoned Statement to comply in all material respects with the requirements of applicable Law. For the avoidance of doubt, nothing in this Section 4.1 shall be deemed to impair, limit or otherwise restrict in any manner the rights and obligations of the Company and the Marel Board pursuant to Section 4.2 and Section 5.1, and any amendment or supplement to the provided form of Reasoned Statement made pursuant to this Section 4.1 and Section 5.1 shall be consistent in all respects with the rights and obligations of the Company and the Marel Board set forth in Section 4.2 and Section 5.1.

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4.2.

Marel Recommendation. Subject to the terms and conditions of this Agreement, the Marel Board will confirm in its Reasoned Statement that, in its opinion, (a) it supports the Tender Offer, including the price and other terms thereof, (b) it recommends that the holders of Marel Shares tender their Marel Shares into the Tender Offer (such recommendation on the terms and conditions of this Agreement, the “Marel Recommendation”), and (c) it believes that the consummation of the Transaction will have a positive effect on the interests of the Company and its management and employees.

4.3.

Change in Marel Recommendation. In the event that on or after the date of this Agreement and until the Expiration Date, the Marel Board (a) fails to include the Marel Recommendation in its Reasoned Statement, (b) withdraws, modifies or qualifies the Marel Recommendation in a manner that is adverse to JBT or the Bidder (or makes any public statement of its intent to withdraw, modify or qualify the Marel Recommendation in such adverse manner), (c) approves, adopts or recommends a Company Acquisition Proposal, or (d) after receipt by the Company of a Company Acquisition Proposal or public announcement of a Company Acquisition Proposal, fails to reaffirm the Marel Recommendation within ten (10) Business Days after any written request by JBT to do so (provided, that JBT may make no more than one (1) such request for each such Company Acquisition Proposal (provided further that JBT may make one (1) additional request for each material modification to each such Company Acquisition Proposal)), such failure to make such recommendation, any such withdrawal, modification or qualification (or public statement of intent of the same), any such approval, adoption or recommendation or any such failure to reaffirm shall be referred to herein as a “Change in Marel Recommendation”.

4.4.

Permitted Change in Marel Recommendation. From the date of this Agreement until the Expiration Date, except as otherwise permitted by Section 5.1, the Marel Board shall not (a) effect a Change in Marel Recommendation or (b) authorize, cause or permit Marel or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Company Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 5.1(c)).

Section 5

Acquisition Proposals; Intervening Events

5.1.	Company Acquisition Proposals; Company Intervening Events.

(a)

Except as otherwise permitted pursuant to this Section 5.1, from and after the date hereof, the Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers or directors (including any member of the Marel Board) shall, and that it shall instruct its and its Subsidiaries’ Representatives not to, directly or indirectly (in each case other than with JBT, the Bidder, Eyrir Invest hf. (“Eyrir”) (provided, however, that any contact with Eyrir or its Affiliates or Representatives shall be limited to communication that is related to, and in furtherance of the consummation of, the Transaction, except as may otherwise be permitted pursuant to this Section 5.1) and their respective Affiliates and Representatives): (i) initiate, solicit, propose or knowingly encourage any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition

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Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal; (iii) provide any non-public information or data to any Person in relation to a Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal; or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement or agree to do any of the foregoing under this clause (iv) related to any Company Acquisition Proposal.

(b)

Subject to applicable Law, the Company shall promptly (and, in any event, within twenty-four (24) hours) after (i) receipt of a Company Acquisition Proposal, (ii) receipt of any request for information in connection with a Company Acquisition Proposal or (iii) any discussions or negotiations with respect to a Company Acquisition Proposal that are sought to be initiated or continued with such party, provide (A) JBT with written notice of the material terms and conditions of such Company Acquisition Proposal, request or inquiry, the identity of the Person making any such Company Acquisition Proposal, proposal, offer or request, and the most current version of the relevant transaction agreement or transaction proposal and any material agreements or documents ancillary thereto, including any schedule, exhibit and annex thereto and (B) thereafter promptly provide JBT with oral and written notice setting forth all such information as is reasonably necessary to keep JBT informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Company Acquisition Proposal, request or inquiry.

(c)

Notwithstanding anything in this Agreement to the contrary, the Company or the Marel Board, directly or indirectly, including through any Affiliates or directors or other Representatives, shall be permitted to:

(1)

make any disclosures in compliance with applicable Law, including the Icelandic Takeover Act (including paragraph 2 of Article 104 of the Icelandic Takeover Act), the publication requirements under the Market Abuse Regulation or Rule 14e-2 under the Exchange Act or as reasonably necessary to hold a Marel shareholder vote on, and otherwise effect if approved by such vote, a Mandated Marel Shareholder Action; provided, however, that if such disclosure has the effect of withdrawing, modifying or qualifying the Marel Recommendation in a manner adverse to JBT or the Bidder, such disclosure shall be deemed to be a Change in Marel Recommendation and JBT shall have the right to terminate this Agreement as set forth in Section 13, unless the Company expressly reaffirms the Marel Recommendation in such disclosure;

(2)	after complying with Section 5.1(d) and prior to the Offer Closing Time,

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(i)

effect a Change in Marel Recommendation in response to a Company Superior Proposal and terminate this Agreement pursuant to Section 13.3(c) if (A) such Change in Marel Recommendation is made in response to a Company Acquisition Proposal that the Marel Board concludes in good faith (after consultation, as applicable, with the Company’s outside legal counsel and financial advisor) constitutes a Company Superior Proposal, (B) the Marel Board determines in good faith (after consultation, as applicable, with the Company’s outside legal counsel and financial advisor) that the failure to effect such Change in Marel Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under the applicable Laws of Iceland and (C) such Company Acquisition Proposal did not result from a breach, in any material respect, of Section 5.1(a), or

(ii)

effect a Change in Marel Recommendation in response to a Company Intervening Event if the Marel Board determines in good faith (after consultation, as applicable, with the Company’s outside legal counsel and financial advisor) that the failure to effect such Change in Marel Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under the applicable Laws of Iceland;

(3)

prior to the Offer Closing Time, engage, enter into or participate in any discussions or negotiations with, or provide any information or data to, any Person (provided that any such non-public information has previously been made available to, or is made available to JBT prior to or substantially concurrently with the time such information is made available to such Person (and in any event within one (1) Business Day thereafter)) in response to a Company Acquisition Proposal by any such Person that did not result from a breach, in any material respect, of Section 5.1(a), if the Marel Board determines in good faith (after consultation, as applicable, with the Company’s outside legal counsel and financial advisor) that (i) the Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal, and (ii) the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under the applicable Laws of Iceland, provided that prior to providing any information or data to any Person in connection with such Company Acquisition Proposal, the Marel Board receives from such Person an executed confidentiality agreement with confidentiality terms no less restrictive than those contained in the Confidentiality Agreement (which shall not, for the sake of clarity, be required to contain any “standstill,” “no contact” or similar provisions) and which does not restrict or prohibit the Company’s compliance with this Section 5.1. In furtherance of this Section 5.1(c)(3), the Company, the Marel Board and their respective Affiliates and Representatives may (A) seek to clarify and understand the terms and conditions of any inquiries, proposals

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or offers made by any Person to determine whether such inquiry, proposal or offer constitutes or could reasonably be expected to lead to a Company Acquisition Proposal or a Company Superior Proposal, (B) inform a Person that has made such inquiry, proposal or offer of the provisions of this Section 5.1, or (C) waive (on a confidential non-public basis) any “standstill,” “no contact” or similar provisions in any agreement to the extent that failure to waive such provisions would reasonably be expected to be inconsistent with the Marel Board’s fiduciary duties under the applicable Laws of Iceland; and

(4)

within five (5) Business Days following the commencement of the Tender Offer pursuant to Section 3.1, effect a Change in Marel Recommendation if the material terms of the Offer Document differ in any material respect from the terms set forth in this Agreement (provided that, for purposes of this Section 5.1(c)(4), any differences arising out of any Required Amendments shall not be considered), and the Marel Board determines in good faith (after consultation, as applicable, with the Company’s outside legal counsel and financial advisor) that the failure to effect such Change in Marel Recommendation in response to such material difference would reasonably be expected to be inconsistent with the Marel Board’s fiduciary duties under the applicable Laws of Iceland.

(d)

Prior to effecting any Change in Marel Recommendation pursuant to Section 5.1(c)(2), the Company, on behalf of the Marel Board, shall provide JBT written notice (the “Marel Change in Recommendation Notice”) of the Company’s intention to effect a Change in Marel Recommendation, which notice, in respect of a Company Intervening Event, will describe in reasonable detail the facts and circumstances that are the basis for the proposed action, and in respect of a Company Superior Proposal, will identify the Person making the Company Superior Proposal and describe the material terms and conditions of any such Company Superior Proposal that is the basis of the proposed action (and attaching copies of all agreements or other material documents evidencing such Company Superior Proposal), at least five (5) Business Days prior to effecting a Change in Marel Recommendation, and the Company and JBT shall negotiate (to the extent JBT notifies the Company of its desire to do so in writing) in good faith during such five (5)-Business Day period with respect to any modifications to the terms of the Transaction that are proposed by JBT, and the Company shall consider any such proposed modifications in determining in good faith (after consultation, as applicable, with the Company’s outside legal counsel and financial advisor) whether, as applicable, (i) such Company Acquisition Proposal still constitutes a Company Superior Proposal for the Company or (ii) such Company Intervening Event still constitutes an Company Intervening Event, and whether the failure to take action to effect a Change in Marel Recommendation would still reasonably be expected to be inconsistent with the Marel Board’s fiduciary duties under the applicable Laws of Iceland, in each case, notwithstanding such proposed modifications; provided that, with respect to a Company Superior Proposal, in the event of a subsequent modification to the material terms of such Company Superior Proposal during such negotiation period, the Company shall provide JBT with a new Marel Change in Recommendation Notice and a new negotiation period between the Company and JBT shall commence, except that such new negotiation period shall be at least three (3) Business Days prior to the Marel Board effecting a Change in Marel Recommendation (rather than the five (5) Business Days otherwise contemplated by the foregoing).

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(e)

The Company agrees that it will, and will cause its officers and directors and its Subsidiaries to, and instruct its other Representatives and such Subsidiaries’ Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any Person (other than JBT and its Subsidiaries and its and their respective Representatives) conducted heretofore with respect to any Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal. The Company agrees that it will (a) promptly inform its and its Subsidiaries’ Representatives of and (b) be responsible for any breach by any of its and its Subsidiaries’ Representatives of, the obligations undertaken in this Section 5.1 (and any such breach by its and its Subsidiaries’ Representatives shall be deemed to be a breach of this Section 5.1 by the Company).

(f)

Subject to Section 5.1(c)(3), the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party and that was entered into in connection with a potential Company Acquisition Proposal, and shall enforce, under applicable Law, the terms of any such agreement, including by obtaining injunctions to enforce specifically the terms thereof.

5.2.	JBT Acquisition Proposals; JBT Intervening Events.

(a)

Except as otherwise permitted pursuant to this Section 5.2, from and after the date hereof, JBT agrees that neither it nor any of its Subsidiaries nor any of their respective officers or directors (including any member of the JBT Board) shall, and that it shall instruct its and its Subsidiaries’ Representatives not to, directly or indirectly (in each case other than with the Company and its Affiliates and Representatives): (i) initiate, solicit, propose or knowingly encourage any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to, a JBT Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any JBT Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a JBT Acquisition Proposal; (iii) provide any non-public information or data to any Person in relation to a JBT Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a JBT Acquisition Proposal; or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement or agree to do any of the foregoing under this clause (iv) related to any JBT Acquisition Proposal.

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(b)

Subject to applicable Law, JBT shall promptly (and in any event within twenty-four (24) hours) after (i) receipt of a JBT Acquisition Proposal, (ii) receipt of any request for information in connection with a JBT Acquisition Proposal or (iii) any discussions or negotiations with respect to a JBT Acquisition Proposal that are sought to be initiated or continued with such party, provide (A) the Company with written notice of the material terms and conditions of such JBT Acquisition Proposal, request or inquiry, the identity of the Person making any such JBT Acquisition Proposal, proposal, offer or request, and the most current version of the relevant transaction agreement or transaction proposal and any material agreements or documents ancillary thereto, including any schedule, exhibit and annex thereto and (B) thereafter promptly and on a current basis provide the Company with oral and written notice setting forth all such information as is reasonably necessary to keep the Company informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such JBT Acquisition Proposal, request or inquiry.

(c)	Notwithstanding anything in this Agreement to the contrary, JBT or the JBT Board, directly or indirectly, including through any Affiliates or directors or other Representatives, shall be permitted to:

(1)

make any disclosures in compliance with applicable Law or issue a “stop, look and listen” pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided however, that if such disclosure has the effect of withdrawing, modifying or qualifying the JBT Recommendation in a manner adverse to the Company, such disclosure shall be deemed to be a Change in JBT Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 13, unless JBT expressly reaffirms the JBT Recommendation in such disclosure;

(2)	after complying with Section 5.2(d) and prior to obtaining the JBT Stockholder Approval,

(i)

effect a Change in JBT Recommendation in response to a JBT Superior Proposal and terminate this Agreement pursuant to Section 13.4(d) if (A) such Change in JBT Recommendation is made in response to a JBT Acquisition Proposal that the JBT Board concludes in good faith (after consultation, as applicable, with JBT’s outside legal counsel and financial advisor) constitutes a JBT Superior Proposal, (B) the JBT Board determines in good faith (after consultation, as applicable, with JBT’s outside legal counsel and financial advisor) that the failure to effect such Change in JBT Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under the applicable Laws of Delaware and (C) such JBT Acquisition Proposal did not result from a breach, in any material respect, of Section 5.2(a), or

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(ii)

effect a Change in JBT Recommendation in response to a JBT Intervening Event if the JBT Board determines in good faith (after consultation, as applicable, with JBT’s outside legal counsel and financial advisor) that the failure to effect such Change in JBT Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under the applicable Laws of Delaware; and

(3)

prior to obtaining the JBT Stockholder Approval, engage, enter into or participate in any discussions or negotiations with, or provide any information or data to, any Person (provided that any such non-public information has previously been made available to, or is made available to the Company prior to or substantially concurrently with the time such information is made available to such Person (and in any event within one (1) Business Day thereafter)) in response to a JBT Acquisition Proposal by any such Person that did not result from a breach, in any material respect, of Section 5.2(a) if the JBT Board determines in good faith (after consultation, as applicable, with JBT’s outside legal counsel and financial advisor) that (i) the JBT Acquisition Proposal either constitutes a JBT Superior Proposal or would reasonably be expected to result in a JBT Superior Proposal, and (ii) the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under the applicable Laws of Delaware, provided that prior to providing any information or data to any Person in connection with such JBT Acquisition Proposal, the JBT Board receives from such Person an executed confidentiality agreement with confidentiality terms no less restrictive than those contained in the Confidentiality Agreement (which shall not, for the sake of clarity, contain any “standstill,” “no contact” or similar provisions) and which does not restrict or prohibit JBT’s and the Bidder’s compliance with this Section 5.2. In furtherance of this Section 5.2(c)(3), JBT, the JBT Board and their respective Affiliates and Representatives may (A) seek to clarify and understand the terms and conditions of any inquiries, proposals or offers made by any Person to determine whether such inquiry, proposal or offer constitutes or could reasonably be expected to lead to a JBT Acquisition Proposal or a JBT Superior Proposal, (B) inform a Person that has made such inquiry, proposal or offer of the provisions of this Section 5.2, or (C) waive (on a confidential non-public basis) any “standstill,” “no contact” or similar provisions in any agreement to the extent that failure to waive such provisions would reasonably be expected to be inconsistent with the JBT Board’s fiduciary duties under the applicable Laws of Delaware.

(d)

Prior to effecting any Change in JBT Recommendation, JBT, on behalf of the JBT Board, shall provide the Company written notice (the “JBT Change in Recommendation Notice”) of JBT’s intention to effect a Change in JBT Recommendation, which notice, in respect of a JBT Intervening Event, will describe in reasonable detail the facts and circumstances that are the basis for the proposed action, and in respect of a JBT Superior Proposal, will identify the Person making the JBT Superior Proposal and describing the material terms and conditions

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of any such JBT Superior Proposal that is the basis of the proposed action (and attaching copies of all agreements or other material documents evidencing such JBT Superior Proposal), at least five (5) Business Days prior to effecting a Change in JBT Recommendation, and the Company and JBT shall negotiate (to the extent the Company notifies JBT of its desire to do so in writing) in good faith during such five (5)-Business Day period with respect to any modifications to the terms of the Transaction that are proposed by the Company, and JBT shall consider any such proposed modifications in determining in good faith (after consultation, as applicable, with JBT’s outside legal counsel and financial advisor) whether, as applicable, (i) such JBT Acquisition Proposal still constitutes a JBT Superior Proposal for JBT or (ii) such JBT Intervening Event still constitutes a JBT Intervening Event, and whether the failure to take action to effect a Change in JBT Recommendation would still reasonably be expected to be inconsistent with the JBT Board’s fiduciary duties under the applicable Laws of Delaware, in each case, notwithstanding such proposed modifications; provided, however, that, with respect to a JBT Superior Proposal, in the event of a subsequent modification to the material terms of such JBT Superior Proposal during such negotiation period, JBT shall provide the Company with a new JBT Change in Recommendation Notice and a new negotiation period between the Company and JBT shall commence, except that such new negotiation period shall be at least three (3) Business Days prior to the JBT Board effecting a Change in JBT Recommendation (rather than the five (5) Business Days otherwise contemplated by the foregoing).

(e)

JBT agrees that it will, and will cause its officers and directors and its Subsidiaries to, and instruct its other Representatives and such Subsidiaries’ Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any Person (other than the Company and its Subsidiaries and its and their respective Representatives) conducted heretofore with respect to any JBT Acquisition Proposal or proposal that would reasonably be expected to lead to a JBT Acquisition Proposal. JBT agrees that it will (i) promptly inform its and its Subsidiaries’ Representatives of and (ii) be responsible for any breach by any of its and its Subsidiaries’ Representatives of, the obligations undertaken in this Section 5.2 (and any such breach by its and its Subsidiaries’ Representatives shall be deemed to be a breach of this Section 5.2 by JBT).

(f)

Subject to Section 5.2(c)(3), JBT shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party and that was entered into in connection with a potential JBT Acquisition Proposal, and shall enforce, under applicable Law, the terms of any such agreement, including by obtaining injunctions to enforce specifically the terms thereof.

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5.3.	For the purpose of this Agreement:

(a)

“Company Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or (ii) any acquisition by any Person or group resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include equity securities of Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement or involving JBT, the Bidder and their respective Affiliates.

(b)

“Company Intervening Event” means any material effect, change, event, development or occurrence with respect to the Marel Group that was not known or reasonably foreseeable to the Marel Board on the date of this Agreement, which effect, change, event, development or occurrence, becomes known to the Marel Board prior to the Offer Closing Time; provided, however, that no effect, change, event, development or occurrence relating to any of the following shall constitute a Company Intervening Event: (1) receipt, existence or terms of a Company Acquisition Proposal, or the consequences thereof; (2) the fact, in and of itself, that Marel meets or exceeds any internal or published projections, budgets, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics, or any changes after the date of this Agreement in the price or trading volume of the Marel Shares (it being understood that any effect, change, event, development or occurrence underlying any of the foregoing in this clause (2) may be taken into consideration, unless otherwise excluded by the exceptions to this definition); and (3) changes in general economic or geopolitical conditions, or changes in conditions in the economy generally.

(c)

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal made after the date of this Agreement that would result in a Person or group becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company, or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries), of the Company that the Marel Board has determined in good faith, after consultation, as applicable, with the Company’s outside legal counsel and financial advisor, taking into account all legal, financial, financing and regulatory aspects of the Company Acquisition Proposal, the identity of the Person(s) making the proposal and the likelihood of the Company Acquisition Proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction (after taking into account any revisions to the terms of this Agreement proposed by JBT pursuant to Section 5.1(d)) (i) more favorable to the shareholders of the Company from a financial point of view than the transactions contemplated by this Agreement, and (ii) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and any other aspects considered relevant by the Marel Board.

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(d)

“JBT Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving JBT or (ii) any acquisition by any Person or group resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of JBT or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include equity securities of Subsidiaries) of JBT, in each case other than the transactions contemplated by this Agreement or involving the Company and its Affiliates.

(e)

“JBT Intervening Event” means any material effect, change, event, development or occurrence with respect to the JBT Group that was not known or reasonably foreseeable to the JBT Board on the date of this Agreement, which effect, change, event, development or occurrence, becomes known to the JBT Board prior to obtaining the JBT Stockholder Approval; provided, however, that no effect, change, event, development or occurrence relating to any of the following shall constitute a JBT Intervening Event: (1) receipt, existence or terms of a JBT Acquisition Proposal, or the consequences thereof; (2) the fact, in and of itself, that JBT meets or exceeds any internal or published projections, budgets, forecasts, estimates or predictions of revenue, earnings, or any changes after the date of this Agreement in the price or trading volume of the JBT Shares (it being understood that the event or circumstance underlying any of the foregoing in this clause (2) may be taken into consideration, unless otherwise excluded by the exceptions to this definition); and (3) changes in general economic or geopolitical conditions, or changes in conditions in the economy generally.

(f)

“JBT Superior Proposal” means a bona fide written JBT Acquisition Proposal made after the date of this Agreement that would result in a Person or group becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of JBT, or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries), of JBT that the JBT Board has determined in good faith, after consultation, as applicable, with JBT’s outside legal counsel and financial advisor, taking into account all legal, financial, financing and regulatory aspects of the JBT Acquisition Proposal, the identity of the Person(s) making the proposal and the likelihood of the JBT Acquisition Proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction (after taking into account any revisions to the terms of this Agreement proposed by the Company pursuant to Section 5.2(d)) (i) more favorable to the shareholders of JBT from a financial point of view than the transactions contemplated by this Agreement, and (ii) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and any other aspects considered relevant by the JBT Board.

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Section 6

Covenants

6.1.

Marel Interim Operations. From the date of this Agreement until the earlier of the Offer Closing Time (or, if later, the closing of the Squeeze Out) and the valid termination of this Agreement pursuant to Section 13, except (i) with the prior written consent of JBT (not to be unreasonably withheld, conditioned or delayed), (ii) as required by applicable Law (including (x) paragraph 2 of Article 104 of the Icelandic Takeover Act and (y) that the Marel Board may convene a shareholders meeting to decide on any action otherwise prohibited by this Section 6.1 if the Marel Board reasonably determines in good faith (after consultation with the Company’s outside legal counsel) that failure to submit such proposal to a vote of Marel shareholders would reasonably be expected to be inconsistent with the Marel Board’s fiduciary duties under the applicable Laws of Iceland), (iii) as set forth in Section 6.1 of the letter delivered by the Company to JBT on the date of this Agreement (the “Company Disclosure Letter”), (iv) as expressly contemplated by this Agreement or the Offer Document or (v) as mandated by the Marel shareholders pursuant to a validly passed shareholder resolution (such mandated action by the Company or its Subsidiaries that, disregarding the preceding clause (ii) solely with respect to clauses (x) and (y) thereof, would otherwise have been prohibited by this Section 6.1, “Mandated Marel Shareholder Action”), provided, however, that (w) subject to the preceding clause (ii), neither the Marel Board nor the Company shall knowingly encourage any Marel shareholder to submit to the Company any shareholder resolutions requiring the Marel Group to take any action otherwise prohibited by this Section 6.1, (x) the Company shall notify JBT promptly after (and in any event within two (2) Business Days after) a notice to shareholders meeting has been sent containing a Marel shareholder proposal to approve any action otherwise prohibited by this Section 6.1, (y) subject to the determination in the preceding clause (x), the Company and its Representatives shall be entitled to take such steps as are reasonably necessary to hold a Marel shareholder vote on, and otherwise effect if approved by such vote, a Mandated Marel Shareholder Action, and (z) JBT shall have the right to attend any meeting of the Marel shareholders whereupon a vote upon any action otherwise prohibited by this Section 6.1 is to be taken and to address the Marel shareholders prior to such vote otherwise in accordance with the applicable rules for such meeting, (1) the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (x) conduct its business in the ordinary course of business consistent with past practice, (y) preserve intact the material components of its current business organizations and relationships and goodwill with material suppliers, material customers, Governmental Authorities and other material business relations and (z) keep available the services of its present executive officers, and (2) the Company shall not, and shall cause its Subsidiaries not to:

(a)

amend its or its Subsidiaries’ organizational documents other than, with respect to each Subsidiary of the Company, amendments to organizational documents that would not prohibit or hinder, impede or delay in any material respect the consummation of the transactions contemplated hereby (including the Transaction);

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(b)

(i) split, combine, subdivide, or reclassify any shares of its capital stock (other than transactions (A) solely among the Company and one or more of its wholly owned Subsidiaries or (B) solely among the Company’s wholly owned Subsidiaries), (ii) amend any term or alter any rights of any of its outstanding Equity Securities, (iii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any Equity Securities, other than (A) the declaration and payment by the Company of an annual cash dividend on the outstanding Marel Shares in an aggregate amount per annum not to exceed the lesser of (1) EUR 10 million and (2) 20% of the Marel Group’s “net result” (as calculated consistent with the Company’s annual report for the operational year 2023) for such fiscal year, with the timing of the declaration, record and payment dates in any given fiscal year to be materially consistent with the timing of the declaration, record or payment dates (as applicable) for the Company’s 2023 fiscal year and (B) dividends or distributions by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company or (iv) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities or any Equity Securities, other than (A) repurchases of Marel Shares in connection with the exercise, vesting or settlement of Marel Stock Options (including in satisfaction of any amounts required to be deducted or withheld under applicable Law) in accordance with the terms of such Marel Stock Options (1) outstanding as of the date of this Agreement (in accordance with their existing terms) or (2) granted after the date of this Agreement (to the extent expressly permitted by Section 6.1(b) of the Company Disclosure Letter) and (B) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(c)

issue, sell, pledge or encumber or authorize the issuance, sale, pledge or encumbrance of, any Equity Securities, other than (i) the issuance of any Marel Shares upon the exercise, vesting or settlement of the Marel Stock Options, or the withholding of Marel Shares to satisfy tax obligations pertaining to the exercise, vesting or settlement of Marel Stock Options that, in each case, are (x) outstanding as of the date of this Agreement (in accordance with their existing terms as of the date of this Agreement), or (y) granted after the date of this Agreement (to the extent expressly permitted by Section 6.1(c) of the Company Disclosure Letter) or (ii) in connection with transactions (A) solely among the Company and one or more of its wholly owned Subsidiaries or (B) solely among the Company’s wholly owned Subsidiaries;

(d)

sell, lease, license, transfer or otherwise dispose of any Subsidiary of the Company or any assets, securities or properties of the Marel Group, other than (i) sales or dispositions of inventory, goods, services, tangible personal property (including equipment) or other immaterial assets, in each case in the ordinary course of business consistent with past practice, (ii) transactions (A) solely among the Company and one or more of its wholly owned Subsidiaries or (B) solely among the Company’s wholly owned Subsidiaries, (iii) any non-exclusive license of intellectual property entered into by the Company or by any of its Subsidiaries in the ordinary course of business consistent with past practice or (iv) any such sales, leases, licenses, transfers and dispositions for which the aggregate consideration for all such sales, leases, licenses, transfers and dispositions does not exceed $25,000,000;

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(e)

(i) acquire, lease or sublease any assets or properties (including any real property), (ii) acquire any equity interest or business of any Person or (iii) acquire another business or merge with or consolidate with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person or restructure, reorganize or completely or partially liquidate; in each case of (i), (ii) and (iii), for aggregate consideration (across all transactions contemplated in (i), (ii) and (iii) collectively) in excess of $30,000,000 per calendar year, provided, however, that nothing in this Section 6.1(e) shall restrict any acquisitions, leases or subleases of inventory or equipment in the ordinary course of business consistent with past practice;

(f)

(i) make any material loans, advances or capital contributions to any other Person, other than (A) loans, advances or capital contributions by the Company or any Subsidiary of the Company to or in, as applicable, the Company or one or more of its wholly owned Subsidiaries, or (B) capital contributions required under the terms of contracts in effect as of the date of this Agreement, or (ii) incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or any options, warrants or other rights to acquire debt securities, other than (A) borrowings under the Company’s or its Subsidiaries’ existing credit facilities (as in effect as of the date of this Agreement), provided, however, that such borrowings shall be in compliance with the terms and conditions of such existing credit facilities, including any financial covenants or ratios, or (B) intercompany indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (C) guarantees of third party indebtedness of the Company or its wholly owned Subsidiaries outstanding on the date of this Agreement;

(g)

make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of the Company, advisable under) a change in IFRS or applicable Law;

(h)

other than in the ordinary course of business consistent with past practice, (i) make, change or revoke any material Tax election, (ii) change the annual Tax accounting period of any material Subsidiary, (iii) adopt or change any material method of Tax accounting, (iv) enter into any material closing agreement with respect to Taxes or (v) settle or surrender any material Tax claim, audit or assessment for an amount in excess of reserves therefor on the financial statements of the Company and its Subsidiaries; except for any such action being required by reason of (or, in the reasonable good-faith judgment of the Company, advisable under) a change in applicable Law, provided that no term of such settlement or surrender would be reasonably expected to materially increase the Tax liability of JBT, the Company or their respective Subsidiaries following the Closing; or

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(i)	take any action that would be reasonably likely to cause JBT or any of its Subsidiaries to be in violation of applicable Trade Sanctions as of and following the Offer Closing Time.

In no event shall any action expressly prohibited to be taken by the Company or its Subsidiaries pursuant to clause (2) of this Section 6.1 constitute a breach of clause (1) of this Section 6.1. Nothing contained in this Agreement gives JBT or the Bidder, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations subject to this Agreement, including this Section 6.1.

6.2.

JBT Interim Operations. From the date of this Agreement until the earlier of the Offer Closing Time and the valid termination of this Agreement pursuant to Section 13, except (i) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), (ii) as required by applicable Law, (iii) as set forth in Section 6.2 of the letter delivered by JBT to the Company on the date of this Agreement (the “JBT Disclosure Letter”) or (iv) as expressly contemplated by this Agreement or the Offer Document, (1) JBT shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (x) conduct its business in the ordinary course of business consistent with past practice, (y) preserve intact the material components of its current business organizations and relationships and goodwill with material suppliers, material customers, governmental authorities and other material business relations and (z) keep available the services of its present executive officers, and (2) JBT shall not, and shall cause its Subsidiaries not to:

(a)

amend JBT’s. the Bidder’s or any of their respective Subsidiaries’ organizational documents in any manner that would prohibit or hinder, impede or delay in any material respect the consummation of the transactions contemplated hereby (including the Transaction); provided that any amendment to JBT’s certificate of incorporation to increase the authorized number of shares of the common stock of JBT to issue JBT Offer Shares shall in no way be restricted by the foregoing;

(b)

(i) split, combine, subdivide, or reclassify any shares of its capital stock (other than transactions (A) solely among JBT and one or more of its wholly owned Subsidiaries or (B) solely among JBT’s wholly owned Subsidiaries), (ii) amend any term or alter any rights of any of its outstanding Equity Securities, or (iii) declare, set aside or pay any dividend or make any other distribution payable in cash, stock, property or any combination thereof in respect of any Equity Securities, other than (A) the declaration and payment by JBT of quarterly cash dividends on the outstanding JBT Shares in an amount per quarter not to exceed $0.10 per outstanding JBT Share with the timing of the declaration, record and payment dates in any given quarter materially consistent with the timing of the declaration, record and payment dates for the comparable quarter in the prior fiscal year and (B) dividends or distributions by a Subsidiary of JBT to JBT or another Subsidiary of JBT;

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(c)

issue, sell, pledge or encumber or authorize the issuance, sale, pledge or encumbrance of, any Equity Securities, other than (i) the issuance of any JBT Shares upon the exercise, vesting or settlement of any JBT Equity Awards, or the withholding of JBT Shares to satisfy tax obligations pertaining to the exercise, vesting or settlement of JBT Equity Awards that, in each case, are (A) outstanding as of the date of this Agreement (in accordance with their existing terms as of the date of this Agreement), or (B) granted after the date of this Agreement (to the extent expressly permitted by Section 6.2(c) of the JBT Disclosure Letter) or (ii) in connection with transactions (A) solely among JBT and one or more of its wholly owned Subsidiaries or (B) solely among the JBT’s wholly owned Subsidiaries;

(d)

sell, lease, license, transfer or otherwise dispose of any Subsidiary of JBT or any assets, securities or properties of the JBT Group, other than (i) sales or dispositions of inventory, goods, services, tangible personal property (including equipment) or other immaterial assets, in each case in the ordinary course of business consistent with past practice, (ii) transactions (A) solely among JBT and one or more of its wholly owned Subsidiaries or (B) solely among JBT’s wholly owned Subsidiaries, (iii) any non-exclusive license of intellectual property entered into by JBT or by any of its Subsidiaries in the ordinary course of business consistent with past practice or (iv) any such sales, leases, licenses, transfers and dispositions for which the aggregate consideration does not exceed $25,000,000;

(e)

(i) acquire, lease or sublease any assets or properties (including any real property), (ii) acquire any equity interest or business of any Person or (iii) acquire another business or merge with or consolidate with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person or restructure, reorganize or completely or partially liquidate; in each case of (i), (ii) and (iii), for aggregate consideration (across all transactions contemplated in (i), (ii) and (iii) collectively) in excess of $30,000,000 per calendar year; provided, however, that nothing in this Section 6.2(e) shall restrict any acquisitions, leases or subleases of inventory or equipment in the ordinary course of business consistent with past practice;

(f)

(i) make any material loans, advances or capital contributions to any other Person, other than (A) loans, advances or capital contributions by JBT or any Subsidiary of JBT to or in, as applicable, JBT or one or more of its wholly owned Subsidiaries, or (B) capital contributions required under the terms of contracts in effect as of the date of this Agreement, or (ii) incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or any options, warrants or other rights to acquire debt securities, other than (A) borrowings under JBT’s or its Subsidiaries’ existing credit facilities (as in effect as of the date of this Agreement), provided, however, that such borrowings shall be in compliance with the terms and conditions of such existing credit facilities, including any financial covenants or ratios, or the Debt Financing pursuant to Section 11.1, (B) intercompany indebtedness among JBT and its wholly owned Subsidiaries or among the JBT’s wholly owned Subsidiaries or (C) guarantees of third party indebtedness of JBT or its wholly owned Subsidiaries outstanding on the date of this Agreement;

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(g)

make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of JBT, advisable under) a change in GAAP or applicable Law;

(h)

other than in the ordinary course of business consistent with past practice, (i) make, change or revoke any material Tax election, (ii) change the annual Tax accounting period of any material Subsidiary, (iii) adopt or change any material method of Tax accounting, (iv) enter into any material closing agreement with respect to Taxes or (v) settle or surrender any material Tax claim, audit or assessment for an amount in excess of reserves therefor on the financial statements of JBT and its Subsidiaries; except for any such action being required by reason of (or, in the reasonable good-faith judgment of JBT, advisable under) a change in applicable Law, provided that no term of such settlement or surrender would be reasonably expected to materially increase the Tax liability of JBT, the Company or their respective Subsidiaries following the Closing; or

(i)	take any action that would be reasonably likely to cause JBT or any of its Subsidiaries to be in violation of applicable Trade Sanctions as of and following the Offer Closing Time.

In no event shall any action expressly prohibited to be taken by JBT or its Subsidiaries pursuant to clause (2) of this Section 6.2 constitute a breach of clause (1) of this Section 6.2. Nothing contained in this Agreement gives the Company, directly or indirectly, the right to control or direct JBT’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, JBT shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations subject to this Agreement, including this Section 6.2.

6.3.	Dutch Consultation Covenant. From the date of this Agreement until the Offer Closing Time and the valid termination of this Agreement pursuant to Section 13:

(a)

The Parties agree to take the following actions with respect to consultation procedure pursuant to article 25, paragraph 1, of the Dutch Works Councils Act (Wet op de ondernemingsraden) (the foregoing act, the “Dutch WCA,” and the foregoing consultation procedure pursuant to the Dutch WCA, the “Dutch Consultation”) with (i) the central works council of Marel Holding B.V. (the “Company Dutch WC”) and (ii) any competent Dutch works council within the JBT Group (the “JBT Dutch WC”), as the case may be:

(1)

in accordance with the Dutch WCA, as soon as reasonably practicable after the date of this Agreement but in any event no later than ten (10) Business Days after the date of this Agreement, the Company (in respect of the Company Dutch WC) and JBT (in respect of the JBT Dutch WC) shall

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initiate the Dutch Consultation with the Company Dutch WC and the JBT Dutch WC, respectively, by preparing and (after having shared a draft with JBT and the Company, respectively, and considering in good faith any reasonable comments provided by JBT or the Company, as applicable, within three (3) Business Days after submission of such draft) submitting a request for advice (adviesaanvraag) with respect to the Transaction to the Company Dutch WC and the JBT Dutch WC, respectively;

(2)

the Parties shall use their reasonable best efforts to complete the Dutch Consultation with the Company Dutch WC and the JBT Dutch WC in accordance with this Section 6.3 as soon as practicable and the Parties shall act promptly in relation to their respective dealings with the Company Dutch WC and the JBT Dutch WC;

(3)

each Party shall promptly provide all assistance reasonably requested by or on behalf of the other Party, including providing information on the consequences of the Transaction (if any) and the measures that will be taken in connection therewith, so as to ensure the compliance with section 25 of the Dutch WCA;

(4)

each Party shall provide responses to the questions raised and information requested by the Company Dutch WC or the JBT Dutch WC as part of the Dutch Consultation as soon as reasonably practicable following any such request from the other Party in writing;

(5)

JBT and the Company shall be available to participate in one or more of the meetings that will be held with the Company Dutch WC and the JBT Dutch WC, respectively, upon request by the Company or JBT, respectively, with reasonable advance written notice. Neither JBT nor the Bidder shall contact any member of the Company Dutch WC and the no member of the Marel Group shall contact any member of the JBT Dutch WC in connection with the Transaction prior to Closing without the prior written consent of the other Party. Other than in consultation with the other Party in accordance with this Agreement or as required by applicable Laws, each Party shall refrain from any and all public statements or communications with, or making any statements to, the respective representatives of the other Party’s Dutch works council (i.e., in respect of JBT and the Bidder: Company Dutch WC; and in respect of any member of the Marel Group: the JBT Dutch WC) or, in relation to the Dutch Consultation, the press or public;

(6)

the Company and JBT agree, subject to the access and information restrictions of Section 7.4, to (i) inform the other Parties of any material updates on the Dutch Consultation with the Company Dutch WC or the JBT Dutch WC, respectively, on a regular basis and, upon the written request of the other Parties, accompanied with copies of any relevant and material documentation and (ii) to promptly provide the other Parties with the advice rendered by the Company Dutch WC or the JBT Dutch WC, respectively.

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Neither the Company nor JBT nor the Bidder shall make, propose or accept any amendment to this Agreement or commitment to the Company Dutch WC or the JBT Dutch WC, without the prior written approval of the Company (in case of JBT or the Bidder seeking to make, propose or accept such amendment or commitment) or JBT (in case of the Company seeking to make, propose or accept such amendment or commitment); and

(7)

the Company shall have the right to (following reasonable consultation with JBT) (i) direct, devise and implement the strategy for the Dutch Consultation with the Company Dutch WC, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses, acting reasonably), and to lead all meetings and communications (including any negotiations) with, the Company Dutch WC (subject to the last sentences of each of Sections 6.3(a)(6) and 6.3(b), which shall apply mutatis mutandis); and (ii) control the defense and settlement of any Action brought before Dutch Enterprise Chamber by the Company Dutch WC; provided, however, that the Company shall not take any action with respect to the defense or settlement of such Action without first obtaining prior written consent from JBT (not to be unreasonably withheld, conditioned or delayed). JBT and the Bidder shall have the right to (following reasonable consultation with the Company) (i) direct, devise and implement the strategy for the Dutch Consultation with the JBT Dutch WC, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses, acting reasonably), and to lead all meetings and communications (including any negotiations) with, the JBT Dutch WC (subject to the last sentences of each of Sections 6.3(a)(6) and 6.3(b), which shall apply mutatis mutandis) and (ii) control the defense and settlement of any Action brought before Dutch Enterprise Chamber by the JBT Dutch WC; provided, however, that JBT shall not take any action with respect to the defense or settlement of such Action without first obtaining prior written consent from the Company (not to be unreasonably withheld, conditioned or delayed).

(b)

If either of the Company Dutch WC or the JBT Dutch WC either (i) renders negative advice, or (ii) sets any conditions for positive advice or neutral advice that does not permit the Parties to implement the Transaction, in each case, that require changes to this Agreement or additional commitments of the Parties, then the Company shall inform JBT (if it relates to the Company Dutch WC) and JBT shall inform the Company (if it relates to the JBT Dutch WC) thereof promptly in writing. As soon as possible thereafter, subject to Section 6.3(a), the Parties will, using reasonable best efforts and in good faith, initiate discussions among each other and the Company Dutch WC or the JBT Dutch WC (as applicable, and subject to Section 6.3(a)(7)) with the aim to reach agreement on any amendments to this Agreement or additional commitments of any Party, as the case may be, as the Parties deem necessary to accommodate the conditions imposed by the Company Dutch WC or the JBT Dutch WC (as applicable) or otherwise obtain unconditional positive or neutral advice from the Company Dutch WC or the JBT Dutch WC (as applicable) permitting the Parties to implement the Transaction; provided, however, that no Party shall be required to agree on any amendments to this Agreement or to accept any additional commitments in connection with the Dutch Consultation.

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(c)

If the Parties do not agree on any amendments to this Agreement or additional commitments to accommodate any and all of the Company Dutch WC’s or the JBT Dutch WC’s conditions (as applicable) or otherwise do not obtain unconditional positive or neutral advice from the Company Dutch WC or the JBT Dutch WC (as applicable) pursuant to Section 6.3(b) permitting the Parties to implement the Transaction, but despite that decide in accordance with the proposed resolution (voorgenomen besluit), then the Company will inform the Company Dutch WC and JBT will inform the JBT Dutch WC, as the case may be, in writing accordingly and set out the reasons for deviating from the Company Dutch WC’s or the JBT Dutch WC’s advice, as applicable, after which the Dutch Consultation with the Company Dutch WC or the JBT Dutch WC, as applicable, shall be deemed completed if:

(1)

the one-month period as set out in section 25(6) of the Dutch WCA has expired without the Company Dutch WC or the JBT Dutch WC (as applicable) having appealed the Company’s or JBT’s (as applicable) deviation to the Dutch Enterprise Chamber pursuant to section 26 of the Dutch WCA;

(2)

the Company Dutch WC or the JBT Dutch WC (as applicable) have or has unconditionally and irrevocably waived its or their right to appeal to the Company’s or JBT’s (as applicable) deviation pursuant to section 26 of the Dutch WCA in writing; or

(3)

following an appeal of the Company’s or JBT’s (as applicable) deviation by the Company Dutch WC or the JBT Dutch WC (as applicable) pursuant to section 26 of the Dutch WCA, the Dutch Enterprise Chamber has rendered a judgment (other than an interlocutory judgment) permitting the Parties to implement the Transaction.

(d)

If the Dutch Enterprise Chamber issues a judgment (other than an interlocutory judgment) in favor of the Company Dutch WC or the JBT Dutch WC, as the case may be, following the Company’s or JBT’s (as applicable) deviation pursuant to Section 6.3(a), the Parties will take the decision of the Dutch Enterprise Chamber into account and re-engage in good faith discussions pursuant to Sections 6.3(a) and 6.3(b).

6.4.

Dutch Merger Procedure Covenant. Pursuant to the Dutch Social and Economic Council Merger Regulations (SER-Fusiegedragsregels 2015) (the “Dutch Merger Regulations”), the Company, on behalf of itself and on behalf of JBT and the Bidder, shall, as promptly as practicable following the date of this Agreement, (a) provide notification to the Dutch Social Economic Council (Sociaal-Economische Raad) (the “SER”), (b) provide notification to, and consult with, their respective competent Dutch trade unions pursuant

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to the Dutch Merger Regulations (such notifications, consultations and additional steps as may be required by the Dutch Merger Regulations, the “Dutch Merger Procedure”) and (c) complete the Dutch Merger Procedure. Each Party shall use its respective reasonable best efforts to enable the relevant trade unions the opportunity to provide their view on the Transaction in accordance with applicable Law. The Company shall provide drafts of the notifications and any other material correspondence (if any) with the SER and the trade unions to JBT at a time reasonably prior to submission thereof and give due and good faith consideration to any reasonable comments that are received from JBT following receipt of the relevant draft(s) by JBT.

Section 7

Efforts to Consummate

7.1.

General. Subject to the terms and conditions of this Agreement, each of the Parties shall cooperate with the other Parties and use their respective reasonable best efforts to promptly (a) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to cause the Closing Conditions to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable, and in any event prior to the Drop Dead Date, the transactions contemplated by this Agreement (including the Transaction), including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (b) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including the Transaction) and (c) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement (including the Transaction), other than, in the case of each of clauses (a) through (c), with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws and Foreign Investment Laws, which are addressed in Section 7.3. Notwithstanding anything to the contrary herein, prior to the Offer Closing Time, no Party shall be required to, and neither the Company nor JBT shall without the prior written consent of the other, pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration in any form (including increased rent or other similar payment or commercial accommodation or agree to enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any contract), or provide additional security (including a guaranty) or otherwise assume or incur or agree to assume or incur any liability, to obtain any consent of any Person (other than any Governmental Authority pursuant to Section 7.3) under any contract.

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7.2.	JBT Stockholder Vote; Change in JBT Recommendation.

(a)

JBT shall (i) take, in accordance with applicable Law and JBT’s organizational documents, all action necessary to convene and hold a special meeting of its stockholders for the purpose of obtaining the JBT Stockholder Approval (the “JBT Stockholders Meeting”) as promptly as reasonably practicable after the date of this Agreement, which JBT Stockholders Meeting date shall be no earlier than twenty (20) Business Days after, but not later than thirty (30) Business Days after (unless otherwise deferred pursuant to this Section 7.2(a)), the Registration Statement is declared effective, and (ii) use its reasonable best efforts to obtain the JBT Stockholder Approval as promptly as practicable after the date of this Agreement. Notwithstanding the foregoing, if, as of a scheduled JBT Stockholders Meeting date, JBT has not received proxies representing a sufficient number of JBT Shares to obtain the JBT Stockholder Approval, whether or not a quorum is present, JBT shall (x) postpone or adjourn the JBT Stockholders Meeting for the purpose of and for the time reasonably necessary (not to exceed twenty (20) Business Days) to solicit additional proxies and votes in favor of the JBT Stockholder Approval and (y) use reasonable best efforts to solicit such additional proxies and votes; provided, however, that (A) JBT shall not be required to adjourn or postpone the JBT Stockholders Meeting on more than one occasion and (B) the JBT Stockholders Meeting may only be postponed or adjourned to a date that is more than twenty (20) Business Days after the date for which the JBT Stockholders Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) with the consent of the Company.

(b)

In the event that on or after the date of this Agreement, the JBT Board (i) fails to include in the Proxy Statement/Prospectus the JBT Board’s recommendation that the JBT stockholders vote in favor of the issuance of the JBT Offer Shares in the transactions contemplated by this Agreement (the “JBT Recommendation”), (ii) withdraws, modifies or qualifies the JBT Recommendation (or makes any public statement of its intent to withdraw, modify or qualify the JBT Recommendation in such adverse manner), (iii) approves, adopts or recommends a JBT Acquisition Proposal, or (iv) after receipt by JBT of a JBT Acquisition Proposal or public announcement of a JBT Acquisition Proposal, fails to reaffirm the JBT Recommendation within ten (10) Business Days after any written request by Marel to do so (provided, that Marel may make no more than one (1) such request for each such JBT Acquisition Proposal (provided further that Marel may make one (1) such additional request for each material modification to any JBT Acquisition Proposal)), such failure to make such recommendation, any such withdrawal, modification or qualification (or public statement of intent of the same), any such approval, adoption or recommendation or any such failure to reaffirm shall be referred to herein as a “Change in JBT Recommendation”. From and after the date of this Agreement, except as otherwise permitted by Section 5.2, the JBT Board shall not (i) effect a Change in JBT Recommendation and (ii) authorize, cause or permit JBT or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any JBT Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 5.2(c)).

(c)

Notwithstanding any Change in JBT Recommendation, unless this Agreement has been validly terminated in accordance with Section 13, JBT shall cause the approval of the issuance of the JBT Offer Shares to be submitted to a vote of its stockholders at the JBT Stockholders Meeting.

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7.3.	Regulatory Approvals.

(a)

Each of the Parties agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (the “HSR Filings”), and JBT shall, with the assistance of the Company in providing as promptly as reasonably practicable all such information as JBT reasonably requires for this purpose, submit (initially in draft form where customary) all other filings or notifications in the Specified Regulatory Jurisdictions with respect to the Transaction, as soon as reasonably practicable after the date of this Agreement, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or other Antitrust Laws or Foreign Investment Laws. Further, each Party shall use its reasonable best efforts to avoid or eliminate any impediment and obtain all consents under the Laws of the Specified Regulatory Jurisdictions, so as to enable the Parties to consummate the transactions contemplated by this Agreement prior to the Drop Dead Date. The Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of JBT, take or agree to take any action relating to any objections asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any Antitrust Laws or Foreign Investment Laws.

(b)

Each of the Parties shall use its reasonable best efforts to (unless, with respect to any action, another standard of performance is expressly provided for herein) (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to such transactions, including any proceeding initiated by a private person and (ii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other Parties with respect to information relating to the other Parties that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the transactions contemplated by this Agreement, other than “4(c) documents” and “4(d) documents” (though excluding any “shared” documents), as those terms are used in the rules and regulations under the HSR Act. To the extent reasonably practicable, all telephone calls and meetings with a Governmental Authority regarding the transactions contemplated by this Agreement and relating to any Antitrust Laws or Foreign Investment Laws shall include representatives of JBT and the Company. Each Party must inform the other of any material communications with a Governmental Authority relating to any Antitrust Laws or Foreign Investment Laws. Except as otherwise restricted by this Section 7.3(b), JBT and the Company or their respective outside counsel shall have the right to review in advance all substantive written materials to be submitted or communications made to any Governmental Authority in connection with the transactions contemplated by this Agreement, in each case to the extent such materials or communications are related to any Antitrust Laws or

35

Foreign Investment Laws (other than the HSR Filings); provided that materials required to be provided pursuant to this Section 7.3(b) may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable Law and (D) as necessary to address reasonable privilege claims or confidentiality concerns; provided, further that a Party may reasonably designate any competitively sensitive material provided to another Party under this Section 7.3(b) as “Outside Counsel Only”.

(c)

Subject to Section 7.3(b), and after consideration in good faith of the Company’s views, JBT shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary approval (including by way of an expiration or termination of any applicable waiting periods) of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and to lead all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law or Foreign Investment Law with respect to the Transaction and (ii) control the defense and settlement of any Action brought by or before any Governmental Authority that has authority to enforce any Antitrust Law or Foreign Investment Law with respect to the Transaction. JBT shall be permitted to pull and refile, on one or more occasions, any filing made under the HSR Act, or any other Antitrust Law or Foreign Investment Law, in connection with the transactions contemplated by this Agreement, prior to the Drop Dead Date.

(d)

Notwithstanding anything to the contrary contained in this Agreement, neither JBT nor its Affiliates shall be required (and the Company shall not, and shall cause its Subsidiaries not to, agree to any of the following without the express written consent of JBT): (i) (A) to offer, agree or consent to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate (before or after the Closing) any assets (including Equity Securities in any Person), licenses, operations, rights, product lines, businesses or interests therein of JBT or the Company or any of their respective Affiliates, (B) to offer, agree or consent to terminate any (x) existing relationship, contractual right or obligation of JBT, the Company or any of their respective Affiliates or (y) venture or other similar arrangement of JBT, the Company or any of their respective Affiliates, (C) to offer, agree or consent to create any relationship, contractual right or obligation of JBT, the Company or any of their respective Affiliates, (D) to offer, agree or consent to any change (including through a licensing arrangement) to or restriction on (including any access or other requirements), or other impairment of, JBT’s or the Company’s, or any of their respective Affiliates’, ability to own or operate, any of their assets (including Equity Securities in any Person), licenses, operations, rights, product lines, businesses or interests or JBT’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the equity securities or other ownership interests of the Company or any of its Subsidiaries, or (E) to commit or agree to obtain any “prior approval” or other affirmative approval from a Governmental Authority to carry out any future transaction or make any notification or provide prior notice to any Governmental Authority regarding any future transaction or (ii) to commit to or effect any action that is not conditioned upon the occurrence of the Offer Closing Time.

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7.4.

Access. Subject to applicable Law, each of JBT and the Company shall (and shall cause its Subsidiaries to), upon reasonable notice, afford the other Parties and their Representatives reasonable access, during normal business hours throughout the period prior to the Offer Closing Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other Party and its Representatives all information concerning its business, properties and personnel as may reasonably be requested, in each case solely for the purpose of integration and post-Closing planning or furthering the Transaction; provided that the foregoing provisions shall not be construed to require either JBT or the Company (or either of their Subsidiaries) to permit any inspection, or to disclose any information, that in the reasonable judgment of JBT or the Company, as the case may be, would (a) result in the disclosure of any trade secrets of the JBT Group or the Marel Group, as the case may be, or any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if JBT or the Company, as the case may be, shall have used reasonable best efforts (without payment of any consideration, fees or expenses) to (i) obtain the consent of such third party to such inspection or disclosure or (ii) provide such information in a permitted manner, (b) result in a violation of applicable Laws, (c) waive the protection of any attorney-client privilege or (d) result in the disclosure of any sensitive or personal information that would expose JBT or the Company, as the case may be, or any of its Subsidiaries to the risk of liability. All requests for information made pursuant to this Section 7.4 shall be directed to an executive officer of JBT or the Company, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party. All such information shall be governed by the terms of the Confidentiality Agreement, provided that the Parties agree that the expiration of the Confidentiality Agreement shall be extended to the later of (1) the expiration date set forth in the Confidentiality Agreement, (2) the consummation of the Tender Offer and (3) the date that is two (2) years following the date that this Agreement is validly terminated in accordance with Section 13.

Section 8

[INTENTIONALLY OMITTED]

Section 9

Governance, Integration, Social, Employment and Indemnification Matters

9.1.

Governance, Integration and Social Matters. Subject to applicable Law, each of the Parties shall take all actions necessary to cause the matters set forth on Annex 9.1 to occur pursuant to the terms of Annex 9.1.

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9.2.	Employment and Employee Benefits Matters.

(a)

During the period commencing on the Closing and ending on the first anniversary of the Closing (or, if earlier, the date of employment termination) (the “Protected Period”), JBT shall cause the Company and each of its other Subsidiaries to provide (i) the individuals employed by the Company or any of its Subsidiaries at the Closing who remain employed immediately following the Closing (each, a “Current Employee”) with (x) an annual base salary or hourly wage rate, as applicable, at least as favorable as that provided to the Current Employee as of immediately prior to Closing, (y) a target annual short-term cash incentive compensation opportunity at least as favorable as that provided to the Current Employee as of immediately prior to the Closing, and (z) employee benefits (other than the Excluded Benefits) that are substantially comparable in the aggregate to such employee benefits (other than the Excluded Benefits) maintained for and provided to the Current Employee as of immediately prior to the Closing under the Company Benefit Plans or such employee benefits as required by applicable Law and collective bargaining Agreement or other Contract with any labor union, works council, or other labor organization (each, a “Labor Agreement”), if any and (ii) the Current Employees (taken as a whole) with long-term incentive equity or equity based compensation opportunities that, in the aggregate, have a grant date fair value that is comparable to the annual long-term equity and equity-based compensation awards provided to such Current Employees (taken as a whole) with respect to the most recent year prior to the Closing (excluding, for the avoidance of doubt, any nonrecurring or special grants). In addition, if, during the Protected Period, a Current Employee’s employment is involuntarily terminated (other than for “cause”) under circumstances which would have entitled such Current Employee to notice, severance benefits or other termination entitlements set forth on Section 9.2(b)(A) of the Company Disclosure Letter, if such termination had occurred immediately prior to the Closing, JBT shall, and shall cause the Company and each of its other Subsidiaries to, provide to such Current Employee notice, severance benefits, and other termination entitlements that are no less favorable than the payments that would have been payable to such Current Employee immediately prior to the Closing, taking into account such Current Employee’s additional period of service following Closing, or if more generous, such payments as required by applicable Law and Labor Agreement, if any. For purposes of this Agreement, “Excluded Benefits” means equity or equity-based compensation or benefits, defined benefit pension benefits, nonqualified deferred compensation and retiree or post-termination medical or other welfare benefits; provided, that, notwithstanding any provision of this Agreement to the contrary, the employee benefits specifically set forth on, and provided pursuant to the Company Benefit Plans identified on, Section 9.2(a)(B) of the Company Disclosure Letter shall not constitute Excluded Benefits for purposes of the covenant set forth in clause (z) of the first sentence of this Section 9.2(a).

(b)

With respect to any annual cash incentive compensation that may become payable to any Current Employee under the Company’s annual bonus or other cash incentive programs set forth on Section 9.2(b) of the Company Disclosure Letter in respect of the Company’s fiscal year in which the Closing occurs, JBT shall, and shall cause the Company and each of its other Subsidiaries, to adopt and maintain such programs and pay such amounts in the ordinary course of business consistent with past practice, subject to the terms and conditions thereof as in effect immediately prior to the Closing.

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(c)

JBT shall cause the Company and each of its other Subsidiaries to, cause service rendered by any Current Employee to the Company and its Subsidiaries, prior to the Closing to be taken into account for purposes of eligibility to participate, vesting of defined contribution retirement benefits, level of paid time off, sickness pay and severance benefits (but excluding, for the avoidance of doubt, for purposes of benefit accrual or under any Excluded Benefit plan) under the employee benefit plans of JBT, the Company and its other Subsidiaries covering such Current Employee (each, a “JBT Plan”), to the same extent and for the same purpose as such service was taken into account under the corresponding Company Benefit Plan immediately prior to the Closing; provided, that, the foregoing will not apply to the extent that its application would result in a duplication of benefits or coverage with respect to the same period of service. Without limiting the generality of the foregoing, JBT shall cause the Company to use commercially reasonable efforts to cause any Current Employees not to become subject to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any JBT Plan that is a group health benefit plan to the extent any such terms or conditions would not have applied to the Current Employee under the corresponding Company Benefit Plan in which they participated prior to the Closing. In addition, JBT shall use commercially reasonable efforts to cause the Company and its Subsidiaries to provide, credit under any JBT Plan that is a group health benefit plan for any eligible expenses incurred by such Current Employees and their covered dependents and credited to such Person under a Company Benefit Plan during the portion of the year prior to the date of the Closing for purposes of satisfying all co-payments, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses or similar requirement under any such JBT Plan applicable to such Current Employees and their covered dependents in respect of the plan year in which the Closing occurs.

(d)

The Company or its Subsidiaries shall, at least one (1) Business Day prior to the Closing, adopt written resolutions (or take other necessary and appropriate action) (i) to terminate each Company Benefit Plan that is intended to be qualified under Section 401(a) of the United States Internal Revenue Code of 1986, (ii) to cease contributions to such Company Benefit Plan, and (iii) to fully vest all participants under such Company Benefit Plan, such termination, cessation, and vesting to be effective no later than the Business Day preceding the Closing. The Company or its Subsidiaries shall provide JBT with an advance copy of such proposed resolutions (and any related documents) and a reasonable opportunity to comment thereon prior to adoption or execution.

(e)

The Parties acknowledge and agree that all provisions contained in this Section 9.2 are included for the sole benefit of the respective Parties. Nothing herein, express or implied, (i) is intended to confer upon any Current Employee or any Person any right to continued employment or service for any period, any particular term or condition of employment or service with the Company or its Subsidiaries or JBT or any of its Subsidiaries, (ii) shall constitute an amendment to or termination, adoption or any other modification of any Company Benefit Plan, JBT Plan or any other benefit or compensation plan, program, agreement or arrangement or shall

39

alter or limit the ability of the Company or its Subsidiaries or JBT or any of its Subsidiaries to amend, adopt, modify or terminate any Company Benefit Plan, JBT Plan or any other benefit or compensation plan, program, agreement or arrangement or (iii) is intended to confer upon any Current Employee of the Company or other individual (including employees, retirees or dependents or beneficiaries of employees or retirees, or participants or any dependent or beneficiary thereof in any Company Benefit Plan) any right or remedy as a third party beneficiary of this Agreement.

9.3.	Directors’ and Officers’ Indemnification and Insurance.

(a)

From and after the Offer Closing time for a period of not less than six (6) years from and after the Offer Closing Time, JBT shall indemnify, defend and hold harmless all past and present directors and officers of the Company and its Subsidiaries (each, together with such person’s heirs, executors, or administrators, an “Indemnified Party”) against any and all losses, claims, damages, liabilities, judgments, fines, amounts paid in settlement and other costs and expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party), to the fullest extent permitted by applicable Law, incurred in connection with, arising out of or otherwise related to matters existing or occurring prior to the later of the Offer Closing Time or the consummation of the Squeeze Out, including, for the avoidance of doubt, any such costs and expenses arising under any claim with respect to the Closing and the transactions contemplated by this Agreement. For a period of six (6) years from the Closing, all rights to indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, including, for the avoidance of doubt, any such matter arising under any claim with respect to the Closing and the transactions contemplated by this Agreement, now existing in favor of each Indemnified Party as provided in the certificate of incorporation or bylaws (or comparable organizational documents) of Marel or its applicable Subsidiary, or in any indemnification agreement in existence on the date of this Agreement and disclosed in full to JBT prior to the date of this Agreement, shall survive the Closing and shall continue in full force and effect in accordance with the terms thereof.

(b)

The Company may, prior to the Closing, purchase a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company and its Subsidiaries in respect of acts or omissions occurring at or prior to the Closing (including any acts or omissions with respect to the Closing and the Transaction), which tail policy (i) will be effective for a period from the Closing through and including the date six (6) years after the Closing with respect to claims arising from facts or events that existed or occurred prior to or at the Closing (including any claims arising from the Closing and the Transaction) and (ii) will contain coverage that is at least as protective to each Indemnified Party as the coverage provided by such existing policies; provided, that, the premium for such tail policy may not be (and JBT shall not be required to cause the Company to

40

expend, and the Company shall not be permitted to expend) in excess of three hundred percent (300%) of the last annual premium paid prior to the Closing (the dollar value of such calculation, the “Premium Cap”). JBT shall cause any such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Company and its Subsidiaries. If the Company does not obtain such tail policy, then for a period from the Closing through and including the date six (6) years after the Closing, subject to the Premium Cap, JBT will maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Closing (including any acts or omissions with respect to the Closing and the Transactions). If the annual premiums of such tail policy or insurance coverage exceed the Premium Cap, JBT and the Company will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such cap.

(c)

Each of JBT, the Bidder and the Company will, at its own expense, cooperate with each Indemnified Party in connection with the defense of any matter for which such Indemnified Party could seek indemnification pursuant to this Section 9.3.

(d)

This Section 9.3 will survive the consummation of the Transaction and is intended to benefit, and after the Offer Closing Time is enforceable by, any person or entity referred to in this Section 9.3. The indemnification and advancement provided for in this Section 9.3 is not exclusive of any other rights to which the Indemnified Party is entitled pursuant to Law. If JBT, the Bidder, the Company or any of its Subsidiaries, or any of their respective successors or assigns (other than pursuant to the Transaction) (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any person, then, and in each such case, JBT or the Bidder, as applicable, shall make proper provisions such that such successors or assigns assume the applicable obligations set forth in this Section 9.3.

Section 10

Representations and Warranties of JBT and Marel

10.1.

Each of JBT and the Bidder (in Part I) and the Company (in Part II) makes the representations and warranties as set forth in the applicable Part of Annex 10.1 (subject to the qualifications and limitations therein).

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Section 11

Financing Cooperation

11.1.	Financing Efforts and Cooperation.

(a)

JBT and the Bidder shall, and shall cause their Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Debt Financing on the terms and conditions set forth in the Bridge Financing Agreement and the Commitment Letter as promptly as practicable following the date hereof, including using its, and causing their Subsidiaries to use their, reasonable best efforts to (i) maintain in full force and effect the Bridge Financing Agreement and the Commitment Letter (and to comply with their respective obligations thereunder) until the Closing, (ii) timely (and in any event by the Closing) negotiate and enter into definitive agreements with respect to the facilities contemplated by and to the extent required under the Bridge Financing Agreement and the Commitment Letter on the terms and conditions set forth therein, and (iii) satisfy or cause to be waived on a timely basis all conditions to funding applicable to JBT and the Bidder set forth in the Bridge Financing Agreement and the Commitment Letter or such definitive agreements that are within their (or any of their Subsidiaries’) control and otherwise comply with its obligations thereunder. Upon the satisfaction or waiver of such conditions, JBT and the Bidder shall, and shall cause their Subsidiaries to, consummate and use their reasonable best efforts to cause (including by enforcing the obligations of) the Committed Financing Sources to fund the Debt Financing at the Closing.

(b)

If all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Bridge Financing Agreement or the Commitment Letter, including any “flex” provisions set forth in the executed fee letters referenced therein (together with all exhibits, schedules and annexes thereto, the “Debt Fee Letters”), or if JBT and the Bidder reasonably determine that such funds are reasonably likely to become unavailable to JBT and the Bidder on the terms and conditions set forth therein (such event, an “Original Financing Failure”), JBT and the Bidder shall promptly (and in any event within three (3) Business Days) notify the Company in writing of the Original Financing Failure and JBT and the Bidder shall use their reasonable best efforts to arrange and obtain from alternative sources on financial terms that are not materially less favorable, taken as a whole, to JBT and the Bidder and with conditions not materially less favorable, taken as a whole, to JBT and the Bidder than the terms and conditions set forth in the Bridge Financing Agreement and the Commitment Letter, as promptly as reasonably practicable, alternative financing in an amount, together with any cash and marketable securities of JBT and the Bidder and any then-available Debt Financing, sufficient for JBT and the Bidder to consummate the Tender Offer and satisfy the other Transaction Uses at Closing (the “Alternative Debt Financing”), and to obtain new financing commitment letter(s) with respect to such Alternative Debt Financing (the “Alternative Debt Financing Document(s)”). JBT and the Bidder shall, promptly (and in any event within three (3) Business Days) upon receipt by JBT and the Bidder, provide true, complete and correct copies of such Alternative Debt Financing Document(s) to the Company. In the event Alternative Debt Financing is obtained, the definition of “Debt Financing” set forth in this Agreement shall be deemed to have been modified as appropriate to reflect such Alternative Debt Financing contemplated thereby.

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(c)

JBT and the Bidder shall not permit any amendment, modification to, or any waiver of any provision or remedy under, any of the Bridge Financing Agreement and the Commitment Letter or any definitive agreement for the Debt Financing unless (i) such amendment, modification or waiver would not impose new or additional conditions to the Debt Financing or otherwise expand any conditions to the Debt Financing and (ii) such amendment, modification or waiver would not reasonably be expected to (A) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur, (B) reduce the aggregate amount of the Debt Financing to an amount, together with any cash and marketable securities of JBT and the Bidder and any other then-available Debt Financing, less than the amount necessary for JBT and the Bidder to consummate the Tender Offer and satisfy the other Transaction Uses at Closing or (C) materially and adversely affect the ability of JBT and the Bidder to enforce their rights against other parties to the Bridge Financing Agreement and the Commitment Letter or such definitive agreements. JBT and the Bidder shall promptly provide true, complete and correct copies of each amendment, modification and waiver to any of the Bridge Financing Agreement and the Commitment Letter or any definitive agreement related to the Debt Financing to the Company.

(d)

JBT and the Bidder shall, as promptly as practicable after obtaining knowledge thereof, give the Company written notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the availability of the Debt Financing at Closing. JBT and the Bidder shall, as promptly as practicable after obtaining knowledge thereof, give the Company written notice of (i) any material breach or material default by any party to the Bridge Financing Agreement and the Commitment Letter, or any definitive agreements for the Debt Financing of which JBT and the Bidder become aware, (ii) actual or threatened withdrawal, repudiation, or termination of any of the Bridge Financing Agreement and the Commitment Letter or such definitive agreements for the Debt Financing, (iii) the receipt of any written notice or other communication, in each case received from any Committed Financing Source with respect to any material breach of JBT’s and the Bidder’s obligations under the Bridge Financing Agreement and the Commitment Letter or definitive agreements for the Debt Financing, or breach, default, withdrawal, termination or repudiation by any party to the Bridge Financing Agreement and the Commitment Letter or definitive agreements for the Debt Financing, (iv) any material dispute or disagreement between or among any parties to the Bridge Financing Agreement and the Commitment Letter or definitive agreements related to the Debt Financing, in each case, with respect to the obligation to fund any amount of the Debt Financing, (v) any failure by such Committed Financing Source to fund any part of its commitments under the Bridge Financing Agreement and the Commitment Letter or definitive agreement related to the Debt Financing to be funded at Closing, (vi) any amendment or modification of, or waiver under, the Bridge Financing Agreement and the Commitment Letter, or (vii) any notification from one or more parties to the Bridge Financing Agreement and the Commitment Letter or any party to any definitive agreements related to the Debt Financing of the failure or inability to satisfy one or more conditions precedent to the Debt Financing. In the event that JBT or the Bidder commence an enforcement action to enforce its rights under any

43

agreement in respect of the Debt Financing or to cause any Committed Financing Source to fund all or any portion of the Debt Financing, JBT and the Bidder shall keep the Company, and the Company shall keep JBT and the Bidder, as applicable, reasonably informed of the status of such enforcement action. Notwithstanding any other provision of this Agreement to the contrary, under no circumstances shall JBT and the Bidder or any Affiliate thereof be required to disclose any information that would waive the protection of attorney-client privilege.

(e)

Prior to the Closing, at JBT’s and the Bidder’s sole cost and expense, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, use reasonable best efforts to provide to JBT and the Bidder such customary cooperation reasonably requested by JBT and the Bidder in connection with the underwriting, marketing, arrangement, syndication and funding of the Debt Financing; provided that such requests shall be timely made so as not to delay the Closing beyond the date that it would otherwise occur. Such cooperation shall include using reasonable best efforts to do the following (in each case, to the extent so requested):

(1)

causing management teams of the business, with appropriate seniority and expertise, at reasonable times and upon reasonable advance notice, to participate in a reasonable number of meetings, conference calls, drafting sessions, due diligence sessions and similar presentations to and with any Debt Financing Source or prospective lenders or investors and rating agencies (with all of the foregoing to be virtual at the Company’s or such persons’ request) and otherwise cooperate with the Debt Financing Sources’ documentary due diligence, in accordance with normal custom and practice;

(2)

reasonably assisting with the preparation of customary rating agency presentations, bank information memoranda and other customary marketing and syndication materials reasonably and customarily required or reasonably requested by any Debt Financing Source in connection with the Debt Financing, in each case solely with respect to information relating to the business of the Company and its Subsidiaries;

(3)

as promptly as reasonably practicable, furnishing JBT, the Bidder and the Debt Financing Sources with financial and other pertinent information regarding the business of the Company and its Subsidiaries as may be reasonably requested by JBT and the Bidder or the Debt Financing Sources to satisfy the conditions set forth in the Debt Financing or is otherwise customary in connection with similar debt financings, including furnishing JBT and the Bidder with (i) audited consolidated financial statements of the Marel Group for, as of the time of such request, the three (3) most recently completed fiscal years and interim financial statements of the Marel Group for each subsequent completed fiscal quarter (setting forth comparative figures for the comparable fiscal quarter in the prior fiscal year), in each case prepared in accordance with the Company’s regular reporting timelines pursuant to applicable laws and regulations (provided, that such financial

44

statements shall in any event be furnished within 90 days from the completion of the most recent fiscal year and within 40 days from the completion of the most recent fiscal quarter, respectively), and (ii) assisting with JBT’s preparation of (and using reasonable efforts to cause the Marel Auditor to assist with JBT’s preparation of) pro forma financial statements for JBT in compliance with Article 11 of Regulation S-X under the Securities Act (provided, that the Marel Group shall not be required to prepare any financial statements (other than those referred to in clause (i) above) or other financial information and that JBT shall solely be responsible for the preparation of such pro forma financial statements and any pro forma adjustments giving effect to the transactions contemplated herein), including by providing all reasonably available information relating to the Marel Group that is reasonably necessary for that purpose;

(4)

furnishing the audit opinion and consent of the Company’s auditor (the “Marel Auditor”) on the three (3) most recently available audited consolidated financial statements of the Marel Group and the most recently available interim financial statements of the Marel Group for each subsequent completed fiscal quarter for inclusion in any offering or similar document in connection with the Debt Financing, in accordance with normal custom and practice and (ii) using commercially reasonable efforts to cause such auditor to provide customary comfort letters (including customary “negative assurance” comfort and change period comfort) (with customary bring-down comfort letters delivered on the closing date of any such financing) to the arrangers, underwriters, initial purchasers or placement agents, as applicable, in connection with any such Debt Financing, in each case, if and to the extent customary in connection with debt offerings in Europe or the United States;

(5)

furnishing JBT, the Bidder and the Committed Financing Sources, no later than five (5) Business Days prior to the Closing, with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, that has been reasonably requested by JBT and the Bidder in writing, at least ten (10) days prior to the Closing;

(6)	providing support with obtaining, signing, and executing certificates, waivers, and auditor consents;

(7)

furnishing JBT with information required to complete a customary perfection certificate, disclosure schedules, corporate organizational documents and good standing certificates with respect to the Marel Group;

45

(8)	subject to the occurrence of the Offer Closing Time, taking all customary corporate actions reasonably requested by JBT that are necessary to permit the consummation of the Debt Financing;

(9)

delivering notices of prepayment and commitment termination within the time periods required by the relevant agreements governing all indebtedness of the Company and its Subsidiaries to the extent required under the Bridge Financing Agreement, Commitment Letter or other Debt Financing to be paid, satisfied and discharged at the funding or closing of the financing contemplated under the Bridge Financing Agreement, Commitment Letter or other Debt Financing and obtaining the payoff letters to be delivered to allow for the payoff of all such indebtedness;

(10)

delivering prior to the commencement of the marketing of any Debt Financing (A) customary executed authorization and representation letters to accompany customary marketing material regarding the material accuracy of information contained in such marketing material with respect to the Marel Group and, with respect to any “public version” of such marketing material, the lack of material non-public information with respect to the Marel Group therein and (B) customary executed management representation letters and CFO certificates with respect to the financial information included in the marketing material for bond offerings;

(11)

permitting any use of the Company’s or its Subsidiaries’ logos in connection with the Debt Financing; provided, however, that such logos shall be used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings or intellectual property rights; and

(12)

as soon as reasonably practicable after obtaining actual knowledge thereof, supplementing the written information provided pursuant to this Section 11.1 to the extent that any such information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made, not misleading.

(f)

JBT and the Bidder acknowledge and agree that the Company, its Affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, any financing that JBT and the Bidder may raise in connection herewith, or any cooperation provided pursuant to this Section 11.1. JBT and the Bidder shall (i) promptly reimburse the Marel Group for all of the reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by any Marel Group member or its respective Representatives in connection with this Section 11.1 and (ii) indemnify and hold

46

harmless each Marel Group member and its respective Representatives from and against all Taxes and damages suffered or incurred, directly or indirectly, by any of them in connection with the arrangement of the Debt Financing (including any action pursuant to this Section 11.1), or any information used in connection therewith, except to the extent caused by (x) any material inaccuracy of the information so provided and used in connection with the Debt Financing (including inaccuracy due to material omission), (y) the fraud of the Company or any of its Affiliates or (z) any Willful Breach or gross negligence by the Company. All non-public or other confidential information provided by the Company, its Affiliates or their respective Representatives pursuant to this Section 11.1 shall be kept confidential in accordance with, and shall be subject to the terms of, the Confidentiality Agreement; provided, however, that, notwithstanding anything to the contrary in the Confidentiality Agreement, the Company agrees that JBT and the Bidder may initiate contact with and pursue and provide the foregoing information to potential Debt Financing Sources in connection with the transactions contemplated by this Agreement, in each case subject to the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement. The Company, its Affiliates and their respective Representatives shall be kept reasonably informed regarding the status of the Debt Financing, and, to the extent practicable, shall be given a reasonable opportunity to review, any presentations, bank information memoranda and similar marketing materials, materials for rating agencies and other documents prepared by or on behalf of or used by JBT and the Bidder or any of its Affiliates or used or distributed to any Debt Financing Source or any of its Affiliates in connection with the Debt Financing that include any logos of or information about or provided by the business, the Company, its Affiliates or their respective Representatives, and any such presentations, memoranda, materials or documents shall include a conspicuous disclaimer to the effect that none of the Company, its Affiliates or their respective Representatives has any responsibility or liability for the content of such document and that the Company, its Affiliates and their respective Representatives disclaim all responsibility therefor.

(g)

Notwithstanding anything in this Agreement to the contrary (including this Section 11.1), none of the Company, its Affiliates or their respective Representatives shall be required to, in fulfilling its obligations under Section 11.1(e):

(1)	waive or amend any terms of this Agreement or any ancillary agreement related hereto or agree to pay or pay any commitment or other fee or reimburse any expenses in connection with the Debt Financing;

(2)

take any action that would, or would reasonably be expected to, result in the Company or any of its Affiliates or their respective Representatives incurring any actual or potential liability or giving or being required to give any indemnity in connection with the Debt Financing;

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(3)

take any action that would require the Company or any of its Affiliates or their respective Representatives to execute, deliver, enter into or perform any document, agreement, certificate or instrument with respect to the Debt Financing, or provide (or cause any of their Representatives to provide) any accountants’ comfort letter, reliance letter, legal opinion or other opinion of counsel, other than pursuant to clauses (5), (9) and (10) of Section 11.1(e);

(4)	adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing;

(5)	take any action that would unreasonably interfere with the business or the other businesses or operations of the Company or any of its Affiliates or their respective Representatives;

(6)

take any action that would cause any representation or warranty in this Agreement or any ancillary agreement related hereto to be breached or become inaccurate or that would breach any covenant in this Agreement or any ancillary agreement;

(7)

take any action that would conflict with or violate, or that could reasonably be expected to conflict with or violate, the organizational documents of the Company or any of its Affiliates or applicable Law;

(8)

take any action that would result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any Contract to which the Company or any of its Affiliates or their respective Representatives is a party or bound or any obligations of confidentiality binding on the Company or any of its Affiliates or their respective Representatives;

(9)

provide access to or disclose information that constitutes attorney work product or that the Company determines would jeopardize any attorney-client privilege of the Company or any of its Affiliates or their respective Representatives or which is restricted or prohibited under applicable Law;

(10)	cause any director, officer, employee or other Representative of the Company or any of its Affiliates to incur any actual or potential personal liability; or

(11)	prepare any financial statements or pro forma information outside of the ordinary course of business.

(h)

Notwithstanding anything to the contrary contained in this Agreement, the Company and its Affiliates will be deemed to be in compliance with this Section 11.1, and neither JBT, the Bidder nor any of their respective Affiliates shall allege that the Company and its Affiliates are or have not been in compliance with this Section 11.1, unless JBT and the Bidder’s failure to obtain the Debt Financing was due solely to a deliberate action or omission taken or omitted to be taken by the Company in material breach of its obligations under this Section 11.1.

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Section 12

Closing Conditions

12.1.

Conditions to the Completion of the Tender Offer. Notwithstanding any other provisions of the Tender Offer or this Agreement, and in addition to (and not in limitation of) the Bidder’s rights to extend and amend the Tender Offer at any time (subject to the provisions of this Agreement and applicable Laws), (a) the Bidder shall not be required to accept for exchange or exchange for, and may delay the acceptance for exchange of or the exchange for, any validly tendered Marel Shares unless each of the conditions in Sections 12.2, 12.3 and 12.4 shall be satisfied (or waived as set forth below) and (b) the Bidder may not accept for exchange or exchange for, and may delay the acceptance for exchange of or the exchange for, any validly tendered Marel Shares unless the condition in Section 12.5 shall be satisfied.

12.2.

Mutual Conditions. The following conditions may (to the extent permitted by applicable Laws) be waived, in whole or in part at any time or from time to time prior to the Expiration Date, by the Bidder only following approval by both JBT and the Company (without prejudice to Section 12.2(f) permitting the Bidder to reduce the percentage in its sole discretion):

(a)

Regulatory Approvals. (i) Any waiting period (and extensions thereof) applicable to the Transaction under the HSR Act shall have expired or been terminated, (ii) all other waivers, clearances approvals and waiting periods under the Antitrust Laws of the jurisdictions set forth on Schedule 12.2(a)(i) (the “Specified Antitrust Jurisdictions”) and under the Foreign Investment Laws of the jurisdictions set forth on Schedule 12.2(a)(ii) (the “Specified FDI Jurisdictions,” and together with the Specified Antitrust Jurisdictions, the “Specified Regulatory Jurisdictions”) shall have been obtained, terminated or expired, as applicable, and (iii) no voluntary agreement between JBT, the Bidder or the Company, on the one hand, and any Governmental Authority, on the other hand, not to consummate the Transaction shall be in effect;

(b)

No Legal Prohibition. No Governmental Authority of competent and applicable jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Transaction or the acquisition of Marel Shares by JBT or the Bidder illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Transaction or the acquisition of Marel Shares by JBT or the Bidder, or (ii) issued or granted any Order that is in effect and has the effect of making the Transaction or the acquisition of Marel Shares by JBT or the Bidder illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Transaction or the acquisition of Marel Shares by JBT or the Bidder;

(c)

Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be the subject of any stop order suspending the effectiveness of the Registration Statement;

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(d)

JBT Stockholder Approval. The JBT Stockholder Approval shall have been obtained after a vote of the JBT stockholders has been taken and completed at the JBT Stockholders Meeting or at any adjournment or postponement thereof. For the purpose of this Agreement, “JBT Stockholder Approval” means the approval of the issuance of the JBT Offer Shares by the affirmative votes cast by holders of JBT Shares present and entitled to vote in accordance with, and as required for such issuance by, the rules and regulations of the NYSE and the organizational documents of JBT;

(e)	NYSE Listing. The NYSE shall have approved (and not subsequently withdrawn) the listing of the JBT Offer Shares, subject to official notice of issuance; and

(f)

Minimum Acceptance. The Tender Offer shall have been validly accepted by eligible shareholders of Marel representing (when taken together with any Marel Shares acquired or agreed to be acquired by the Bidder other than through the Tender Offer) at least 90% (or, in the Bidder’s sole discretion, a lower percentage; provided, however, that such percentage shall not be reduced below 80% without the Company’s consent) of the issued and outstanding share capital and voting rights of Marel (excluding, for clarity, Marel Shares owned by any Marel Group Company) as at the Offer Closing Time and such acceptances not being withdrawn or subject to any third party consents in respect of pledges or other rights (such condition, the “Minimum Acceptance Condition”).

12.3.

Conditions Waivable by the Bidder. The following conditions may (to the extent permitted by applicable Laws) be waived by the Bidder, in its sole discretion, in whole or in part at any time or from time to time prior to the Expiration Date:

(a)

Company Representations and Warranties. (i) The Company Capitalization Representations shall be true and correct at and as of the date of this Agreement and at and as of the Offer Closing Time as though made at and as of the Offer Closing Time except for de minimis inaccuracies, (ii) the Company Fundamental Representations shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Material Adverse Effect”) in all material respects at and as of the date of this Agreement and at and as of the Offer Closing Time as though made at and as of the Offer Closing Time, (iii) the representation and warranty in Section 1.7 of Part II of Annex 10.1 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Offer Closing Time as though made at and as of the Offer Closing Time, and (iv) the representations and warranties of the Company set forth in Part II of Annex 10.1 other than those described in the preceding clauses (i), (ii) and (iii) shall be true and correct at and as of the date of this Agreement and at and as of the Offer Closing Time as though made at and as of the Offer Closing Time except where the failure to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Marel Group; provided, however, that, with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (consistent with the respective thresholds set forth in clause (i), (ii), (iii) or (iv), as applicable) only as of such date or period;

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(b)

Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects the agreements or covenants required to be performed, or complied with, by it under this Agreement at or prior to the Offer Closing Time; and

(c)	No Material Adverse Effect with respect to the Marel Group. Since the date hereof, a Material Adverse Effect shall not have occurred with respect to the Marel Group.

12.4.

Conditions Waivable by the Company. The following conditions may (to the extent permitted by applicable Laws) be waived by the Company, in its sole discretion, in whole or in part at any time or from time to time prior to the Expiration Date:

(a)

JBT Representations and Warranties. (i) The JBT Capitalization Representations shall be true and correct at and as of the date of this Agreement and at and as of the Offer Closing Time as though made at and as of the Offer Closing Time except for de minimis inaccuracies, (ii) the JBT Fundamental Representations shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Material Adverse Effect”) in all material respects at and as of the date of this Agreement and at and as of the Offer Closing Time as though made at and as of the Offer Closing Time and (iii) the representation and warranty in Section 1.8 of Part I of Annex 10.1 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Offer Closing Time as though made at and as of the Offer Closing Time and (iv) the representations and warranties of JBT and the Bidder set forth in Part I of Annex 10.1 other than those described in the preceding clauses (i), (ii) and (iii) shall be true and correct at and as of the date of this Agreement and at and as of the Offer Closing Time as though made at and as of the Offer Closing Time except where the failure to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the JBT Group; provided, however, that, with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (consistent with the respective thresholds set forth in clause (i), (ii), (iii) or (iv) as applicable) only as of such date or period;

(b)

Performance of Obligations of JBT and the Bidder. Each of JBT and the Bidder shall have performed and complied with in all material respects the agreements or covenants required to be performed, or complied with, by it under this Agreement at or prior to the Offer Closing Time; and

(c)	No Material Adverse Effect with respect to the JBT Group. Since the date hereof, a Material Adverse Effect shall not have occurred with respect to the JBT Group.

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12.5.

Dutch Consultation Condition. A Dutch WC Completion Event shall have occurred in respect of each of the Company Dutch WC and the JBT Dutch WC, and respective resolutions having been adopted by the Company and JBT that are compliant with the applicable Dutch WC Completion Event.

Section 13

Effectiveness, Term and Termination

13.1.	Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of JBT and the Company at any time prior to the Offer Closing Time.

13.2.	Termination of the Agreement by either JBT or the Company. This Agreement may be terminated in full by either JBT or the Company at any time prior to the Offer Closing Time if:

(a)

at the Expiration Date, any Closing Condition (other than the Closing Conditions set forth in Section 12.2(d) or Section 12.2(f)) has not been satisfied or waived, provided, however, that the right to terminate this Agreement under this Section 13.2(a) shall not be available to any Party whose material breach of any provision of this Agreement has been the primary cause of, or principally resulted in, the failure of any Closing Condition otherwise giving rise to the foregoing termination right;

(b)

the Offer Closing Time shall not have occurred by July 4, 2025 (such date, the “Initial Drop Dead Date”, and the Initial Drop Dead Date, as it may be extended pursuant to this Section 13.2(b), the “Drop Dead Date”), provided that if on the Initial Drop Dead Date (i) the conditions set forth in Section 12.2(c) and Section 12.2(d) have each been satisfied and (ii) the conditions set forth in at least one of Section 12.2(a) or Section 12.2(b) (with respect to Section 12.2(b), solely to the extent the failure of such condition to be satisfied arises as a result of any Law or Order under (x) any Antitrust Law of the United States or a Specified Antitrust Jurisdiction or (y) any Foreign Investment Law of any Specified FDI Jurisdiction) shall not have been satisfied or validly waived, then JBT may, at its option, extend the Drop Dead Date to October 4, 2025 (the “Extended Drop Dead Date”) by delivery of a written notice to the Company on or prior to the Initial Drop Dead Date; provided, further however, that the right to terminate this Agreement under this Section 13.2(b) shall not be available to any Party whose material breach of any provision of this Agreement has been the primary cause of, or principally resulted in, the failure of the Offer Closing Time to occur on or before the Drop Dead Date;

(c)

the JBT Stockholder Approval shall not have been obtained after a vote of the JBT stockholders (with respect to the approval of the issuance of the JBT Offer Shares in connection with the transactions contemplated by this Agreement) has been taken and completed at the JBT Stockholders Meeting or at any adjournment or postponement thereof in accordance with Section 7.2;

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(d)	at the Expiration Date, the Minimum Acceptance Condition shall have been neither satisfied nor waived; or

(e)

any Governmental Authority of competent jurisdiction shall have issued any Order, or any Law shall be in effect that was enacted, promulgated or deemed applicable to the Transaction by any Governmental Authority of competent jurisdiction, in each case, permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal prior to the Offer Closing Time, the consummation of the Transaction, and such Order or Law shall have become final and nonappealable.

13.3.	Termination of the Agreement by the Company. This Agreement may be terminated in full by the Company at any time prior to the Offer Closing Time if:

(a)

(i) the Bidder fails to commence the Tender Offer in violation of Section 3.1 or otherwise by June 30, 2024 (the “Required Commencement Date”); provided, however, that (A) the right to terminate this Agreement under this Section 13.3(a)(i) shall not be available to the Company to the extent that the Company’s breach of any provision of this Agreement has been the primary cause of, or principally resulted in, the failure of the Bidder to commence the Tender Offer by the Required Commencement Date and (B) if the Company or its Representatives fail to deliver the information concerning the Marel Group necessary to enable JBT to prepare required pro forma financial statements and related footnotes pursuant to Section 2.4(b) and the historical financial statements and related footnotes required in connection with the Registration Statement at the time of the initial filing of the Registration Statement (collectively, the “Required Company Information”) by April 30, 2024, then the Required Commencement Date shall be automatically extended, without any action required by either Party, by the number of Business Days equivalent to the number of Business Days in the period of time starting on April 30, 2024 and ending on the date of delivery of the Required Company Information by the Company or its Representatives to JBT, or (ii) (A) the Closing Conditions have been satisfied or waived at or prior to the Expiration Date (other than those Closing Conditions that by their nature are to be satisfied at the Expiration Date, but subject to such conditions being able to be satisfied at the Expiration Date or being waived at the Expiration Date), (B) the Bidder, in violation of the terms of this Agreement, fails to accept for purchase Marel Shares validly tendered (and not withdrawn) pursuant to the Tender Offer prior to the expiration of the Failure Notice Period (as defined below) and (C) the Company has delivered written notice (the “Company’s Notice”) to the Bidder of the Company’s intention to terminate this Agreement pursuant to this Section 13.3(a)(ii) if the Bidder fails to accept for purchase Marel Shares validly tendered (and not validly withdrawn) pursuant to the Tender Offer by 11:59 p.m. (New York City time) on the second (2nd) Business Day following the date of the Company’s delivery of the Company’s Notice (or such shorter period of time as remains prior to 11:59 p.m. (New York City time) on the Drop Dead Date, the shorter of such periods, the “Failure Notice Period”);

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(b)

(i) the Company is not in breach of this Agreement such that JBT has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 13.4(a), (ii) JBT or the Bidder shall have breached or otherwise failed to perform any of their respective covenants or agreements under this Agreement that would give rise to the failure of the condition set forth in Section 12.4(b), or any of the representations and warranties of JBT or the Bidder set forth in this Agreement shall have become or been inaccurate such that the condition set forth in Section 12.4(a) is not capable of being satisfied if the Offer Closing Time were the date of termination pursuant to this Section 13.3(b), and (iii) such breach, failure to perform or inaccuracy of JBT or the Bidder is not capable of being cured within twenty (20) Business Days following the Company’s delivery of written notice to JBT of such breach, failure to perform or inaccuracy (or, if earlier, the Drop Dead Date);

(c)

the Marel Board (or a committee thereof) effects a Change in Marel Recommendation in accordance with Section 5.1(c)(2)(i) and, substantially concurrently with such Change in Marel Recommendation, enters into a definitive agreement with respect to a Company Superior Proposal;

(d)	a Material Adverse Effect shall have occurred with respect to the JBT Group; or

(e)	at any time prior to the Expiration Date, a Change in JBT Recommendation shall have occurred.

13.4.	Termination of the Agreement by JBT. This Agreement may be terminated in full by JBT at any time prior to the Offer Closing Time if:

(a)

(i) neither JBT nor the Bidder is in breach of this Agreement such that the Company has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 13.3(a) or Section 13.3(b), (ii) the Company shall have breached or otherwise failed to perform any of its covenants or agreements under this Agreement that would give rise to the failure of the condition set forth in Section 12.3(b), or any of the representations and warranties of the Company set forth in this Agreement shall have become or been inaccurate such that the condition set forth in Section 12.3(a) is not capable of being satisfied if the Offer Closing Time were the date of termination pursuant to this Section 13.4(a), and (iii) such breach, failure to perform or inaccuracy of the Company is not capable of being cured within twenty (20) Business Days following JBT’s delivery of written notice to the Company of such breach, failure to perform or inaccuracy (or, if earlier, the Drop Dead Date);

(b)	a Material Adverse Effect shall have occurred with respect to the Marel Group;

(c)	at any time prior to the Expiration Date, a Change in Marel Recommendation shall have occurred;

(d)

the JBT Board (or a committee thereof) effects a Change in JBT Recommendation in accordance with Section 5.2(c)(2)(i) and, substantially concurrently with such Change in JBT Recommendation, enters into a definitive agreement with respect to a JBT Superior Proposal; or

(e)	the Marel shareholders validly pass a shareholder resolution requiring the Marel Group to take a Mandated Marel Shareholder Action.

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13.5.

General Effects of Termination. Any proper and valid termination of this Agreement pursuant to this Section 13 shall be effective immediately upon the delivery of written notice by the terminating party to the other Parties, specifying the provision or provisions pursuant to which such termination is being effected, including any termination pursuant to this Section 13 by the Company that requires subsequent approval or ratification by the Company’s shareholders pursuant to the Icelandic Takeover Act, which shall nonetheless be deemed proper, valid and effective as of such prior written notice following such approval or ratification. In the event of the termination of this Agreement pursuant to this Section 13, this Agreement shall be of no further force or effect and there shall be no liability of any Party (or any director, officer, employee, Affiliate, agent or other Representative of such Parties) to the other Parties or any third party beneficiary hereof, except that (a) Section 11.1(f), this Section 13.5, Section 14, Section 15, Section 16 and the terms of the Confidentiality Agreement (together with the last sentence of Section 7.4) shall survive the termination of this Agreement, and (b) nothing herein shall relieve any Party, as applicable, from any liability or damages resulting from any fraud or Willful Breach of this Agreement that occurs prior to such termination. For clarity, following proper and valid termination of this Agreement, JBT and the Bidder may withdraw the Offer Document and the Offering Prospectus and withdraw and abandon the Tender Offer at its sole discretion to the extent permitted by applicable Law.

Section 14

Certain Effects of Termination

14.1.

JBT Reverse Termination Payment. In the event that this Agreement is terminated by JBT or the Company pursuant to Sections 13.2(a), 13.2(b) or 13.2(e) (with respect to Section 13.2(e), if an applicable Law or Order arises under any Antitrust Law or Foreign Investment Law) and, at the time of such termination, (i) the conditions set forth in at least one of Section 12.2(a) or Section 12.2(b) (with respect to Section 12.2(b), solely to the extent the failure of such condition to be satisfied arises as a result of any Law or Order under (x) any Antitrust Law of the United States or a Specified Antitrust Jurisdiction or (y) any Foreign Investment Law of any Specified FDI Jurisdiction) shall not have been satisfied or validly waived and (ii) all of the other conditions set forth in Section 12 (other than Section 12.2(f), and, solely to the extent that JBT has not yet submitted the NYSE Supplemental Listing Application to the NYSE at the time of such termination, Section 12.2(e)) have been satisfied or validly waived (except for those other conditions that by their terms may only be satisfied at the Offer Closing Time, provided that such other conditions would have been satisfied if the Offer Closing Time would have occurred on the date of termination (or would have been validly waived as of such time)), then JBT shall pay to the Company (A) EUR 85 million (85,000,000) if the Drop Dead Date is the Initial Drop Dead Date at the time of such termination or (B) EUR 110 million (110,000,000) if the Drop Dead Date is the Extended Drop Dead Date at the time of such

55

termination (any such payment under the preceding (A) or (B), the “Reverse Termination Payment”) in cleared, immediately available funds within three (3) Business Days after such termination. Notwithstanding the foregoing, if (i) the FSA fails to approve any extension to the Expiration Date requested by the Bidder in accordance with Section 3.2(a) (and such requested extension was to a date prior to the Drop Dead Date) and (ii) this Agreement is terminated pursuant to Section 13.2(a), then no Reverse Termination Payment shall be payable hereunder, notwithstanding that the conditions to such payment may otherwise have been satisfied pursuant to this Section 14.1.

14.2.	Company Expense Reimbursement Payment.

(a)

The Company agrees to pay to JBT an amount equal to up to an aggregate (i) EUR 35 million (35,000,000) if a JBT Superior Proposal Termination occurs or (ii) EUR 15 million (15,000,000) if a JBT Intervening Event Termination occurs, in each case of the preceding (i) or (ii), in out-of-pocket costs and expenses incurred, directly or indirectly, by JBT or its Subsidiaries, or on their behalf, for the purposes of, in preparation for, or in connection with the transactions contemplated by this Agreement (including the Transaction), including filing fees with respect to any filings, notifications or consents under any Antitrust Laws or Foreign Investment Laws or with the SEC, third party costs and expenses incurred in connection with exploratory work carried out in contemplation of and in connection with transactions contemplated by this Agreement (including the Transaction), legal, financial and commercial due diligence, the arrangement of financing (and any fees incurred in connection with the Debt Financing) and the engagement of third party Representatives to assist in the process (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to JBT and its Subsidiaries) (the payments provided for in this Section 14.2(a), the “Company Expense Reimbursement Payment”). The Company Expense Reimbursement Payment will be paid by the Company in cleared, immediately available funds within three (3) Business Days after a JBT Superior Proposal Termination or JBT Intervening Event Termination. For the avoidance of doubt, in no event shall the Company be required to make more than one (1) payment to JBT pursuant to this Section 14.2.

(b)

A “JBT Superior Proposal Termination” means a termination of this Agreement (i) by JBT pursuant to Section 13.4(c) for a Change in Marel Recommendation pursuant to Section 5.1(c)(2)(i) or otherwise in connection with a Company Superior Proposal or (ii) by the Company pursuant to Section 13.3(c).

(c)

A “JBT Intervening Event Termination” means a termination of this Agreement by JBT, other than a JBT Superior Proposal Termination, pursuant to Section 13.4(c) for a Change in Marel Recommendation pursuant to Section 5.1(c)(2)(ii) or otherwise but not for a Change in Marel Recommendation pursuant to Section 5.1(c)(4).

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14.3.	JBT Expense Reimbursement Payment.

(a)

JBT agrees to pay to the Company an amount equal to up to an aggregate (i) EUR 35 million (35,000,000) if a Company Superior Proposal Termination occurs or (ii) EUR 15 million (15,000,000) if a Company Reimbursement Termination occurs, in each case of the preceding (i) or (ii), in out-of-pocket costs and expenses incurred, directly or indirectly, by the Company or its Subsidiaries, or on their behalf, for the purposes of, in preparation for, or in connection with the transactions contemplated by this Agreement (including the Transaction), including filing fees with respect to any filings, notifications or consents under any Antitrust Laws or Foreign Investment Laws or with the SEC, third party costs and expenses incurred in connection with exploratory work carried out in contemplation of and in connection with transactions contemplated by this Agreement (including the Transaction), legal, financial and commercial due diligence, and the engagement of third party Representatives to assist in the process (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its Subsidiaries), including the preparation of the Disclosure Documents, provided however that no amounts or reimbursements paid to any Marel Group Company or its Representatives pursuant to Section 11.1(f) or (in respect of filing fees) Section 16.1(b) shall be reimbursed pursuant to this Section 14.3(a) so as to avoid any double recovery (the payments provided for in this Section 14.3(a), the “JBT Expense Reimbursement Payment”). The JBT Expense Reimbursement Payment will be paid by the JBT in cleared, immediately available funds within three (3) Business Days after a Company Superior Proposal Termination or Company Reimbursement Termination, as applicable. For the avoidance of doubt, in no event shall JBT be required to make more than one (1) payment to the Company pursuant to this Section 14.3.

(b)

A “Company Superior Proposal Termination” means a termination of this Agreement (i) by the Company pursuant to Section 13.3(e) for a Change in JBT Recommendation pursuant to Section 5.2(c)(2)(i) or otherwise in connection with a JBT Superior Proposal, or (ii) by JBT pursuant to Section 13.4(d).

(c)

A “Company Reimbursement Termination” means a termination of this Agreement by the Company, other than a Company Superior Proposal Termination, pursuant to (i) Section 13.3(a)(i), (ii) Section 13.3(b) in connection with a breach by JBT or the Bidder of clause (i) of Section 3.2(d) or (iii) Section 13.3(e).

14.4.

Single Payment Only. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and hereby agree that in no event shall the Company or JBT be required to pay the Company Expense Reimbursement Payment, the JBT Expense Reimbursement Payment or the Reverse Termination Payment, as applicable, on more than one occasion, whether or not the Company Expense Reimbursement Payment, the JBT Expense Reimbursement Payment or the Reverse Termination Payment, as applicable, may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. For the avoidance of doubt, in no event shall JBT be required to pay both the JBT Expense Reimbursement Payment and the Reverse Termination Payment.

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14.5.

Exclusive Remedy. The Parties acknowledge that the agreements contained in this Section 14 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the Parties would not enter into this Agreement. Notwithstanding anything in this Agreement to the contrary, in the event this Agreement is terminated under the circumstances in which the Company Expense Reimbursement Payment, the JBT Expense Reimbursement Payment or the Reverse Termination Payment, as applicable, is paid in full (a) (i) the payment by the Company of the Company Expense Reimbursement Payment pursuant to Section 14.2 (including, in each case, any additional amount payable pursuant to this Section 14.5) shall be the sole and exclusive remedy of JBT and the Bidder and each of their controlled Affiliates, each of the direct and indirect stockholders, partners, managers or other equity or security holders of JBT, the Bidder or any of their respective Affiliates and any Representative of any of the foregoing (each, a “JBT Related Party,” and, collectively, the “JBT Related Parties”) and (ii) the payment by JBT of the Reverse Termination Payment pursuant to Section 14.1 or of the JBT Expense Reimbursement Payment pursuant to Section 14.3 (including, in each case, any additional amount payable pursuant to this Section 14.5 or Section 11.1(f) or (in respect of filing fees) Section 16.1(b)) shall be the sole and exclusive remedy of the Company, any Affiliates thereof, any direct or indirect shareholder, partner, manager or other equity or security holder of the Company or any Affiliate thereof or any Representative of any of the foregoing (each, a “Company Related Party,” and, collectively, the “Company Related Parties”) in the event of such applicable terminations, (b) (i) (x) in the case of payment by the Company of the Company Expense Reimbursement Payment, none of JBT or the Bidder, any JBT Related Party or any other Person shall, and none of JBT or the Bidder, any JBT Related Party or any other Person shall be entitled to, bring, threaten, commence, maintain or seek any recovery in connection with (and each of JBT and the Bidder hereby irrevocably covenant not to bring, threaten, commence, maintain or seek (and further covenants to cause each other JBT Related Party not to bring, threaten, commence, maintain or seek) any recovery in connection with) and (y) in the case of payment by JBT of the JBT Expense Reimbursement Payment or the Reverse Termination Payment, none of the Company or any Company Related Party shall have any liability for or with respect to, in the case of each of clauses (x) and (y), any action, suit, claim, proceeding, investigation, arbitration or inquiry against the Company or any Company Related Party arising out of this Agreement, any of the transactions contemplated hereby, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Transaction or any other transactions contemplated hereby to be consummated, and (ii) (x) in the case of payment by JBT of the JBT Expense Reimbursement Payment or the Reverse Termination Payment, none of the Company, any Company Related Party or any other Person shall, and none of the Company, any Company Related Party or any other Person shall be entitled to, bring, threaten, commence, maintain or seek any recovery in connection with (and the Company hereby irrevocably covenants not to bring, threaten, commence, maintain or seek (and further covenants to cause each other Company Related Party not to bring, threaten, commence, maintain or seek) any recovery in connection with) and (y) in the case of payment by the Company of the Company Expense Reimbursement Payment, none of JBT or the Bidder or any JBT Related Party shall have any liability for or with respect to, in the

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case of each of clauses (x) and (y), any action, suit, claim, proceeding, investigation, arbitration or inquiry against any of JBT, the Bidder or JBT Related Party arising out of this Agreement, any of the transactions contemplated hereby, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Transaction or any other transactions contemplated hereby to be consummated. If the Company or JBT fails to timely pay any amount due pursuant to this Section 14, and, in order to obtain the payment, JBT or the Bidder, on the one hand, or the Company, on the other hand, as applicable, commences an Action which results in a judgment against the Company or JBT or the Bidder, as applicable, for the payment set forth in this Section 14, the Company shall pay JBT or JBT shall pay the Company, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred in prosecuting such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. Notwithstanding the timing for payment in Sections 14.1 or 14.3, any amount payable pursuant to this Section 14 to the Company but subject to an approval or ratification by the Company’s shareholders of the underlying termination of this Agreement shall be due and paid based only upon such approval or ratification. Notwithstanding the foregoing, payment of the Company Expense Reimbursement Payment, the JBT Expense Reimbursement Payment or the Reverse Termination Payment will not relieve either JBT, the Bidder or the Company from liability for any fraud or Willful Breach of this Agreement. Notwithstanding anything in this Agreement to the contrary, (A) in the event this Agreement is terminated by the Company for any reason at a time when JBT would have had the right to terminate this Agreement and receive the Company Expense Reimbursement Payment, JBT shall be entitled to receipt of any Company Expense Reimbursement Payment that would have been (or would have subsequently become) payable had JBT terminated this Agreement at such time, (B) in the event this Agreement is terminated by JBT for any reason at a time when the Company would have had the right to terminate this Agreement and receive the Reverse Termination Payment or the JBT Expense Reimbursement Payment, the Company shall be entitled to receipt of any Reverse Termination Payment or the JBT Expense Reimbursement Payment that would have been (or would have subsequently become) payable had the Company terminated this Agreement at such time and (C) in the event this Agreement is terminated by either JBT or the Company for any reason at a time when the Company would have had the right to terminate this Agreement and receive the JBT Expense Reimbursement Payment and JBT would concurrently have had the right to terminate this Agreement and receive the Company Expense Reimbursement Payment, then neither Party shall be entitled to such respective payment.

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Section 15

Notices

Any and all notices and communications under this Agreement shall be made in writing in the English language and delivered by hand, by courier or by email (provided that receipt of the email is promptly confirmed by telefax or email which the receiving Party shall be confirming without undue delay after receipt of such email) to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

(a)	if to JBT or the Bidder:

John Bean Technologies Corporation

70 West Madison Street

Suite 4400

Chicago, IL 60602

Attention:  Brian Deck

Matthew Meister

James Marvin

Kedric Meredith

Email:   ####

####

####

####

with copy to (which copy shall not constitute notice hereunder):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:  Daniel Wolf, P.C.

David M. Klein, P.C.

Carlo Zenkner, P.C.

Email:    ####

####

####

(b)	if to the Company:

Marel hf.

Austurhraun 9

210 Garðabær

Iceland

Attention:  Árni Sigurðsson

Árni Sigurjónsson

Halla Björgvinsdóttir

Narfi Snorrason

Email:   ####

####

####

####

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with copy to (which copy shall not constitute notice hereunder):

Baker & McKenzie LLP

300 E. Randolph Street, Suite 5000

Chicago, IL 60601

Attention:  Dieter Schmitz

Piotr Korzynski

Email:    ####

####

and

BBA Fjeldco ehf.

Katrínartún 2

105 Reykjavík

Iceland

Attention:  Halldór Karl Halldórsson

Jóhann Magnús Jóhannsson

Email:    ####

####

Section 16

Miscellaneous

16.1.	Assignment; Costs.

(a)

No Party may assign (by operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that the Bidder may assign any or all of its rights and interest under this Agreement to an Affiliate of the Bidder or JBT without any required consent from any other Party; provided, further, that no such assignment by the Bidder shall relieve the Bidder of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

(b)

Except as otherwise provided for in this Agreement and with respect to any filing fees associated with submitting any filing under the HSR Act and any other filings under any other Antitrust Laws or the Foreign Investment Laws, which shall in any event be paid by JBT, each Party shall bear its own fees and expenses with respect to the transactions contemplated by this Agreement as well as the entry into, and consummation of, this Agreement.

16.2.

Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of JBT and its Affiliates under or pursuant to the Bridge Financing, the Commitment Letter or any other agreement entered into with respect to the Debt Financing), each of the Parties on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action (whether

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in law or in equity, whether in contract or in tort or otherwise), involving the Committed Financing Sources, arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each Party irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York (provided, however, that notwithstanding the forgoing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that (i) the interpretation of the definition of “Material Adverse Effect” (and whether or not a “Material Adverse Effect” has occurred), (ii) the determination of the accuracy of any “certain funds representation” (as such term or similar term may be defined in the Bridge Financing Agreement) or “specified acquisition agreement representation” (as such term or similar term may be defined in the Commitment Letter) and whether as a result of any inaccuracy thereof JBT, the Bidder or any of their respective Affiliates have the right to terminate its or their obligations hereunder pursuant to Section 13 or decline to consummate the Closing as a result thereof pursuant to Section 14 and (iii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, shall in each case be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any other jurisdiction); provided, however, that the Transaction and the Tender Offer and matters related thereto shall, to the extent required by the Laws of Iceland, and the interpretation of the duties of directors of the Company shall, be governed by, and construed in accordance with, the Laws of Iceland, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Committed Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable legal requirements trial by jury in any legal action brought against the Committed Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Committed Financing Sources will have any liability to any of the Company, its Subsidiaries or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Company, its Subsidiaries or their respective Affiliates shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against

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any of the Committed Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Committed Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (x) that the Committed Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in Section 14.5 or this Section 16.2 (and the definitions of any terms used in Section 14.5 or this Section 16.2) and (y) to the extent any amendments to any provision of Section 14.5 or this Section 16.2 (or, solely as they relate to such Section, the definitions of any terms used in Section 14.5 or this Section 16.2) are adverse to the Committed Financing Sources, such provisions shall not be amended without the prior written consent of the Committed Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 16.2 shall in any way affect any Party’s or any of their respective Affiliates’ rights and remedies under any binding agreement between a Committed Financing Source and such party.

16.3.

Survival. The representations, warranties and covenants of the Parties contained in this Agreement shall terminate at the Offer Closing Time; provided that the covenants that by their terms survive the Offer Closing Time or are to be performed (in whole or in part) following the Offer Closing Time shall survive the Offer Closing Time in accordance with their respective terms.

16.4.

Third Party Beneficiaries. Notwithstanding anything herein to the contrary, this Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except for (a) the Company Related Parties’ and the JBT Related Parties’ respective limitations on liability (and other protections arising from the covenants not to sue and related provisions) set forth in Section 14.5, (b) after the acceptance of any Marel Shares in the Tender Offer, the rights of (i) the holders of Marel Shares to receive the Consideration as provided for in the Offer Document and herein and (ii) the holders of Marel Stock Options to receive the consideration described in Section 3.11 (which rights under the preceding (i) and (ii) are intended for the benefit of such holders, all of whom are third-party beneficiaries of such rights and related provisions), (c) the rights of the Company, on behalf of the holders of Marel Shares and the holders of Marel Stock Options, to pursue specific performance as set forth in Section 16.6 or, if specific performance is not sought or granted as a remedy, damages in the event of JBT’s or the Bidder’s breach of this Agreement, (d) as specified in Section 9.3(c) or (e) the express third party beneficiary rights of the Committed Financing Sources set forth in Section 16.2.

16.5.

Guarantee. JBT shall cause the Bidder to, and hereby guarantees that the Bidder shall, perform and discharge and comply with all of the obligations, covenants, terms, conditions and undertakings of the Bidder under this Agreement in accordance with the terms, and subject to the conditions, hereof, including any such obligations, covenants, terms, conditions and undertakings herein that are required to be performed, discharged or complied with following the Offer Closing Time.

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16.6.	Specific Performance.

(a)

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)

The Parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or JBT or the Bidder, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and JBT and the Bidder, on the other hand, shall be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which they are entitled to under law or equity, to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Company, on the one hand, and JBT and the Bidder, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party (or parties), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party (or Parties) under this Agreement. Any Party’s pursuit of any injunction or specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving Willful Breach or fraud; provided, however, that in no event shall (i) the Company be entitled to both the payment of the Reverse Termination Payment or the JBT Expense Reimbursement Payment, on the one hand, and specific performance to cause JBT and the Bidder to consummate the Tender Offer, on the other hand or (ii) JBT be entitled to both the payment of the Company Expense Reimbursement Payment, on the one hand, and specific performance to cause the Company to comply with any terms of this Agreement, on the other hand.

16.7.

Collaboration and Rights Regarding Communications. Except (i) as required by (x) applicable Law, (y) by a request by a court, regulatory body or other public authority or (z) an obligation pursuant to any listing agreement with or rules of any securities exchange, (ii) with respect to any Change in Marel Recommendation, any Change in JBT Recommendation or any action taken by the Company or the Marel Board or JBT or the JBT Board, as applicable, pursuant to and in accordance with Section 5, (iii) pursuant to Section 16.8, (iv) with respect to Disclosure Documents otherwise in accordance with Section 2 or the Reasoned Statement in accordance with Section 4 or (v) by the Company pursuant to Section 6.3(a):

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(a)

the Parties agree to consult with the respective other Party (x) regarding any press release or other public statements concerning this Agreement or the transactions contemplated by this Agreement and (y) regarding other public statements, such as interviews, in case such other public statements deviate from or go beyond general guidelines which the Parties will develop for any public communication the date of this Agreement, in each case of the preceding (x) and (y) prior to the respective publication or public statement. For the avoidance of doubt, JBT will have to regularly communicate and file information with the SEC and the Parties acknowledge that all such communications and filings shall be exempt from this Section 16.7 but subject in any event to Section 2.4; and

(b)

other than the initial press releases that will be mutually agreed in good faith by the Parties, no Party shall issue or file any press release or other public statements or filings concerning this Agreement or the transactions contemplated by this Agreement prior to obtaining the consent of the other Party (which consent shall not be unreasonably withheld, conditioned, or delayed), provided, however, that a Party may, without the prior consent of the other Parties, issue any such press release or make any such public statement or filing (i) if the disclosure contained therein is consistent in all material respects with a prior public disclosure that was previously made otherwise pursuant to this Agreement or (ii) if required by applicable Law; provided that the Party issuing such press release or making such public statement under this clause (ii) has used its reasonable best efforts to consult with the other Party and to obtain such Party’s consent but has been unable to do so in a timely manner through no fault of such issuing Party.

16.8.	Specific Permitted Disclosures.

(a)	The Company hereby agrees that:

(1)

JBT will disclose the entire content of this Agreement (other than the Company Disclosure Letter and the JBT Disclosure Letter) as part of its filing on the Form 8-K with the SEC in connection with the entry into this Agreement;

(2)

JBT and the Bidder shall disclose the material terms of this Agreement (other than, for clarity, the Company Disclosure Letter and the JBT Disclosure Letter) as part of the Offer Document and the Registration Statement; and

(3)

JBT and the Bidder shall disclose the material terms of this Agreement in filings with the SEC and in a press release issued by them in connection with the Tender Offer and the Transaction, which press release shall be in such form as mutually agreed by the Parties.

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(b)

JBT and the Bidder hereby agree that the Company is at any time permitted to disclose the entire content of this Agreement to stakeholders and the press as well as in (i) the Reasoned Statement and (ii) any filing or statement required to be made by the Company pursuant to the rules and regulations of the SEC in respect of the Tender Offer including the statement required by Rule 14e-2 of Regulation 14E as promulgated by the SEC or of the FSA or pursuant to the Market Abuse Regulation.

16.9.

 Severability. Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

16.10.	Entire Agreement. This Agreement contains all of the Parties’ agreements and understandings with respect to the subject matter hereof.

16.11.

 Counterparts. This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement. A facsimile or email transmission of scanned or executed counterparts of this Agreement shall be sufficient to bind a Party to the same extent as an original.

16.12.

 Amendments and Waivers. To the extent permitted by applicable Law, this Agreement may be amended by the Parties only by an instrument in writing signed on behalf of each of the Parties, at any time before or after the JBT Stockholder Approval is obtained. Without limiting the generality of the foregoing, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement as provided herein. Subject to Section 13.5, no extension or waiver, or termination of this Agreement, by a Party shall require the approval of JBT’s stockholders or the Company’s shareholders unless such approval is required by Law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Party to be bound thereby. No failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.

16.13.	Interpretation, Definitions.

(a)	This Agreement is made in the English language.

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(b)

When a reference is made in this Agreement to an Article, a Section or an Annex or Exhibit, such reference shall be to an Article, a Section or an Annex or Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Annex or Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any contract or Law defined or referred to herein means such contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated (in accordance with the terms of this Agreement in the case of contracts). Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America and “EUR” or “€” will be deemed references to the official currency of the European Union. The Parties have participated jointly in negotiating and drafting this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. The words “Bidder shall” will be deemed to be followed by the words “(and JBT shall cause Bidder to)”.

(c)	“Action” shall mean any (i) civil, criminal or administrative actions or (ii) litigations, arbitrations or other proceedings, in each of (i) and (ii), before any Governmental Authority.

(d)

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(e)

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, any non-U.S. antitrust Laws, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

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(f)	“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in Reykjavik, Iceland, or New York, New York, are generally closed.

(g)

“Commitment Letter” shall mean that certain backstop commitment letter, dated as of April 4, 2024, by and between JBT, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Goldman Sachs Bank USA and each other lender that becomes a party thereto (together with the term sheet and all exhibits, schedules and annexes thereto), as amended, supplemented or otherwise modified from time to time.

(h)

“Committed Financing Sources” shall mean each Debt Financing Source party to the Bridge Financing Agreement or the Commitment Letter or that has otherwise entered into any committed agreements with respect to any Debt Financing, including any other commitment letter or other documentation with respect to any permanent financing and any amendments, supplements, joinder agreements and definitive documentation relating thereto, together with their respective Affiliates, officers, directors, employees, agents, advisors, and representatives and their respective successors and permitted assigns.

(i)

“Company Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), and each employment, individual consulting, severance, termination, separation, incentive or bonus, commission, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment, equity or equity-based (including stock purchase and phantom equity) or other benefit or compensation plan, policy, program, agreement, or arrangement that is maintained, sponsored or contributed to or required to be contributed to by a Marel Group Company or with respect to which a Marel Group Company has any current or contingent liability or obligation.

(j)	“Company Capitalization Representations” shall mean the representations and warranties in Section 1.2 (other than Section 1.2(f)) of Part II of Annex 10.1.

(k)

“Company Disclosure Documents” shall mean all documents publicly filed with, or publicly submitted to, or made publicly available pursuant to the applicable rules, regulations or listing requirements or standards of, the FSA or Nasdaq Iceland by the Company since January 1, 2021, together with any exhibits, financial statements and schedules thereto and other information incorporated therein and publicly available.

(l)	“Company Fundamental Representations” shall mean Sections 1.1, 1.2(f), 1.3 and 1.10 of Part II of Annex 10.1.

(m)	“Confidentiality Agreement” shall mean the Mutual Confidentiality Agreement, dated as of December 14, 2023 between JBT and the Company.

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(n)

“Contract” shall mean with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

(o)	“Debt Amendment” shall mean the “Amendment” as defined in the Commitment Letter.

(p)

“Debt Financing” shall mean, collectively, the Bridge Financing, the Guarantee, the Commitment Letter and any other debt financing incurred, or anticipated to be incurred, including the public offering or private placement of debt securities, borrowing under revolving, long-term or bridge loans, in each case by JBT or any of its Subsidiaries in lieu of the Bridge Financing or in connection with the transactions contemplated by this Agreement.

(q)

“Debt Financing Sources” shall mean any underwriter, initial purchaser, syndicate or other group engaged for any and all purposes of the Debt Financing, including the parties providing or arranging financing pursuant to any commitment letters, engagement letters, underwriting agreements, securities purchase agreements, indentures or other agreements entered pursuant thereto or relating thereto.

(r)	“Dutch WC Completion Event” shall, with respect to the Company Dutch WC and the JBT Dutch WC, as applicable, mean any of the following:

(1)	the relevant Dutch works council irrevocably and unconditionally waives its right in writing to render advice on the Transaction;

(2)

the relevant Dutch works council renders in writing an unconditional positive advice or neutral advice on the Transaction in line with the proposed resolution (voorgenomen besluit) for which advice was requested and permitting the Parties to implement the Transaction;

(3)

the relevant Dutch works council renders an advice on the Transaction subject to conditions, which conditions are unconditionally and irrevocably accepted by the Parties, including by the Parties agreeing to amendments to this Agreement or further commitments pursuant to Section 6.3; or

(4)

the Company having informed the Company Dutch WC or JBT having informed the JBT Dutch WC, as applicable, of the decision to proceed with the proposed resolution in accordance with Section 6.3(a) and one of the events set forth in subsections (1) – (3) of Section 6.3(a) having occurred with respect to the relevant Dutch works council(s).

(s)

“Equity Securities” shall mean, with respect to any Person, (i) any shares of capital or capital stock (including any ordinary shares) or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or

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other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries or (iv) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person or any of its Subsidiaries.

(t)

“Foreign Investment Laws” shall mean any Laws that (i) enable a Governmental Authority to monitor, regulate, restrict, prohibit or otherwise review investments by investors, entities or other persons in domestic businesses from a national security perspective or (ii) that address foreign subsidies, including the European Union’s rules and regulations that address foreign subsidies.

(u)

“Governmental Authority” shall mean (i) any government, (ii) any governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (iii) any court, tribunal, judicial body, or an arbitrator or arbitration panel or (iv) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (i) through (iv) whether supranational, national, federal, state, county, municipal, provincial, and whether local, domestic or foreign.

(v)

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(w)	“JBT Capitalization Representations” shall mean the representations and warranties in Section 1.2 (other than Section 1.2(f)) of Part I of Annex 10.1.

(x)	“JBT Fundamental Representations” shall mean Sections 1.1, 1.2(f), 1.3 and 1.11 of Part I of Annex 10.1.

(y)	“JBT Group Company” shall mean any member of the JBT Group.

(z)

“Knowledge” of a Party shall mean (i) when referring to JBT, the actual knowledge, after reasonable inquiry, of Brian Deck, Matthew Meister and James Marvin and (ii) when referring to the Company, the actual knowledge, after reasonable inquiry, of Árni Sigurðsson, Sebastiaan Boelen and Árni Sigurjónsson.

(aa)

“Law” shall mean any and all federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

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(bb)

“Lien” shall mean any lien, license, pledge, hypothecation, charge, mortgage, security interest, encumbrance or other restriction of similar nature (including any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(cc)	“Marel Closing Price” means the volume-weighted average trading price of a Marel Share on the last trading day immediately prior to the Closing.

(dd)	“Marel Group Company” shall mean any member of the Marel Group.

(ee)

“Material Adverse Effect” shall mean any effect, change, event, fact, circumstance, development or occurrence that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the businesses, results of operations, assets or financial conditions of the JBT Group or Marel Group (as applicable), each taken separately as a whole; provided, however, that none of the following, either alone or in combination, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to this clause (i): (A) any effect, change, event, fact, circumstance, development or occurrence to the extent resulting from (1) general conditions (or changes therein) in the industry in which the JBT Group or Marel Group (as applicable) operates, (2) business, economic or political conditions (or changes therein) in the United States, Iceland or elsewhere in the world or (3) general conditions (or changes therein) in the credit, financial, banking, currency or capital markets, in the United States, Iceland or elsewhere in the world, including changes in interest or exchange rates; (B) any effect, change, event, fact, circumstance, development or occurrence to the extent resulting from (1) changes in Law or in GAAP or IFRS after the date hereof, (2) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, or (3) volcanoes, tsunamis, pandemics (including the COVID-19 pandemic), earthquakes, hurricanes, tornados or other natural disasters; (C) (1) any decline in the market price, or change in trading volume, of the capital stock of JBT or the Company (as applicable) or (2) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (C) (1) and (2) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein is, or would reasonably be expected to be, a Material Adverse Effect); (D) any action taken by the JBT Group or Marel Group (as applicable) at the Company’s or JBT’s (respectively) written request; or (E) the negotiation, execution, public announcement, pendency or consummation of the Transaction (it being understood that this clause (E) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or

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the consummation of the Transaction); provided further, however, that any effect, change, event, fact, circumstance, development or occurrence referred to in clause (A) or clause (B) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event, fact, circumstance, development or occurrence has a disproportionate adverse effect on the businesses, results of operations, assets or financial condition of the JBT Group or Marel Group (as applicable), taken as a whole, as compared to other similarly situated companies in the industry in which the JBT Group or Marel Group (as applicable) operate; or (ii) would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by JBT or the Company (as applicable) of the Transaction or the performance by JBT or the Company (as applicable) in all material respects of its obligations under this Agreement.

(ff)

“Order” shall mean any order, judgment, award, decision, determination, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

(gg)

“Permits” shall mean all permits, licenses, registrations, certificates, variances, clearances, consents, commissions, franchises, exemptions, Orders, authorizations, approvals, qualifications and filings or notices issued by, obtained from or filed with any Governmental Authority.

(hh)

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

(ii)

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

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(jj)

“Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind or any charge of any kind in the nature of taxes imposed by any Governmental Authority, including any interest, penalty or addition to tax imposed by such Governmental Authority.

(kk)

“Trade Sanctions” shall mean economic or trade sanctions administered by OFAC, the United States Department of State, the United Nations Security Council, the European Union, or His Majesty’s Treasury.

(ll)

“Willful Breach” shall mean a material breach of this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would reasonably cause or constitute a material breach of this Agreement.

16.14.	Governing Law, Jurisdiction.

(a)

This Agreement and all Actions based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the Laws of the State of Delaware; provided, however, that the Transaction and the Tender Offer and matters related thereto shall, to the extent required by the Laws of Iceland, and the interpretation of the duties of directors of the Company shall, be governed by, and construed in accordance with, the Laws of Iceland.

(b)

Each of the Parties irrevocably agrees that the state and federal courts sitting in the State of Delaware, and any appellate courts therefrom, are to have exclusive jurisdiction to settle any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts and waives, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall therefore be brought in the state and federal courts sitting in the State of Delaware, and any appellate courts therefrom. Notwithstanding the forgoing, any Action to the extent directly applicable to the Icelandic Law requirements of the Tender Offer, or to the duties of the directors of the Company, shall be subject to the jurisdiction of the District Court of Reykjavik and any appellate courts therefrom.

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(c)

EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

[Signature Page to Follow]

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ACCEPTED AND AGREED:

JOHN BEAN TECHNOLOGIES EUROPE B.V.

By:	/s/ Noah Popp
Name: Noah Popp
Title: Managing Director A

By:	/s/ Olaf Sijrier
Name: Olaf Sijrier
Title: Managing Director B

JOHN BEAN TECHNOLOGIES CORPORATION

By:	/s/ James Marvin
Name: James Marvin
Title: Executive Vice President, General Legal Counsel and Assistant Secretary

[SIGNATURE PAGE TO TRANSACTION AGREEMENT]

MAREL HF.

By:	/s/ Arnar Thor Masson
Name: Arnar Thor Masson
Title: Chairman of the Board

[SIGNATURE PAGE TO TRANSACTION AGREEMENT]

Index of Annexes and Schedules

Annex #	Annex Name

Annex 9.1	Governance and Social Matters

Annex 10.1	Representations and Warranties

Schedule #	Schedule Name

Schedule 12.2(a)	Specified Regulatory Jurisdictions

Exhibit 10.1

Execution Version

€1,900,000,000

364-DAY CREDIT AGREEMENT

dated as of April 4, 2024,

among

JOHN BEAN TECHNOLOGIES CORPORATION,

as Borrower,

the Lenders Party Hereto,

and

GOLDMAN SACHS BANK USA,

as Administrative Agent

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Syndication Agent

GOLDMAN SACHS BANK USA

and

WELLS FARGO SECURITIES, LLC,

as Joint Bookrunners and Joint Lead Arrangers

i

TABLE OF CONTENTS (CONT’D)

TABLE OF CONTENTS (CONT’D)

TABLE OF CONTENTS (CONT’D)

		Page

SECTION 9.18	Acknowledgment and Consent to Bail-In of Affected Financial Institutions	126
SECTION 9.19	Certain ERISA Matters	126
SECTION 9.20	Acknowledgement Regarding Any Supported QFCs	127

SCHEDULES:

Schedule 2.01	–	Commitments
Schedule 3.01	–	Subsidiaries
Schedule 5.12	–	Post-Closing Matters
Schedule 6.01	–	Existing Indebtedness
Schedule 6.02	–	Existing Liens
Schedule 6.04	–	Existing Intercompany Investments, Loans and Advances

EXHIBITS:

Form of:

Exhibit A	–	Assignment and Assumption
Exhibit B	–	Compliance Certificate
Exhibit C-1	–	Borrowing Request
Exhibit C-2	–	Interest Election Request
Exhibit D-1	–	U.S. Tax Certificate (Foreign Lenders That Are Not Partnerships)
Exhibit D-2	–	U.S. Tax Certificate (Foreign Participants That Are Not Partnerships)
Exhibit D-3	–	U.S. Tax Certificate (Foreign Participants That Are Partnerships)
Exhibit D-4	–	U.S. Tax Certificate (Foreign Lenders That Are Partnerships)
Exhibit E	–	Bank Guarantee
Exhibit F	–	Bank Guarantee Request
Exhibit G	–	Pari Passu Intercreditor Agreement
Exhibit H	–	US Collateral Agreement

This 364-DAY CREDIT AGREEMENT (this “Agreement”), dated as of April 4, 2024 is among JOHN BEAN TECHNOLOGIES CORPORATION, the LENDERS from time to time party hereto and GOLDMAN SACHS BANK USA, as Administrative Agent.

WHEREAS, the Company intends to acquire, indirectly through the Bidder Vehicle, and whether in one or a series of transactions (the “Acquisition”), 100% of the outstanding shares of the Target (such outstanding shares, the “Target Shares”) pursuant, initially, to a public voluntary takeover offer by, or made on behalf of, the Borrower in accordance with the Offer Documents;

WHEREAS, at the Borrower’s request, the Issuing Bank has agreed to issue Bank Guarantees substantially in the form attached hereto as Exhibit E (subject to any additional modifications reasonably required by the Settlement Agent or the Relevant Regulator and reasonably acceptable to the Issuing Bank);

WHEREAS, the Borrower has requested, and subject to the terms and conditions set forth in this Agreement, the Lenders have agreed to extend a 364-day term loan credit facility to the Borrower pursuant to the terms hereof, the proceeds of which will be used to purchase the Target Shares, refinance certain existing debt of the Target, reimburse drawings under the Bank Guarantee and pay fees and expenses related to the foregoing.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“2026 Convertible Notes” means those certain 0.25% Convertible Senior Notes due 2026, issued by the Company under that certain Indenture, dated as of May 28, 2021, between the Company and Wilmington Trust, National Association, as trustee.

“Acquisition” shall have the meaning assigned to such term in the recitals hereto.

“Act” has the meaning assigned to such term in Section 9.13.

“Administrative Agent” means Goldman Sachs (including its branches and affiliates), in its capacity as administrative agent for the Lenders hereunder.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Aggregate Commitment” means, at any time, the aggregate of the Commitments of all of the Lenders, as reduced or increased from time to time pursuant to the terms and conditions hereof. As of the Effective Date, the Aggregate Commitment is €1,900,000,000.

“Aggregate Unused Commitment” means, at any time, the Aggregate Commitment at such time, minus the Bank Guarantee Exposure at such time. The Aggregate Unused Commitment of any Lender at any time means its Applicable Percentage of the Aggregate Unused Commitment at such time.

“Agreed Currencies” means Euro.

“Agreement” has the meaning assigned to such term in the recitals hereof.

“Announcements” has the meaning assigned thereto in Section 1.03(c).

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Company or its Subsidiaries from time to time concerning or relating to bribery or corruption, including, without limitation, the United States Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010, as amended, and the rules and regulations thereunder.

“Anti-Money Laundering Laws” means any and all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules applicable to a Loan Party or its Subsidiaries related to terrorism financing or money laundering, including any applicable provision of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959).

“Applicable Margin” means, with respect to any Eurocurrency Loan, 2.25% per annum, increasing by 0.50% per annum at the end of the first 90 day period after the Initial Borrowing Date and by an additional 0.50% per annum at the end of each 90 day period thereafter until the Maturity Date.

“Applicable Percentage” means, with respect to any Lender, the percentage of the Aggregate Commitment represented by such Lender’s Commitment; provided that, for purposes of Section 2.24, when a Defaulting Lender shall exist, “Applicable Percentage” shall mean the percentage of the Aggregate Commitment (disregarding any Defaulting Lender’s Commitment) represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments and to any Lender’s status as a Defaulting Lender at the time of determination.

“Approved Fund” has the meaning assigned to such term in Section 9.04(b)(ii).

“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Available Tenor” means, as of any date of determination and with respect to any then-current Benchmark for any Agreed Currency, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.14(b)(iv).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bank Guarantee” means the Initial Bank Guarantee and any subsequent Bank Guarantee, in each case issued by an Issuing Bank in connection with the Offer, and in accordance with Para 5 of Article 103 of the Takeover Act, substantially in the form set out in Exhibit E (Form of Bank Guarantee) (subject to any additional modifications reasonably required by the Settlement Agent or the Relevant Regulator and reasonably acceptable to the Issuing Bank), in an aggregate maximum amount equal to the Offer Consideration Sublimit.

“Bank Guarantee Claimed Amount” has the meaning assigned to such term in Section 2.28(c).

“Bank Guarantee Collateral Account” has the meaning assigned to such term in Section 2.28(g).

“Bank Guarantee Disbursement” means a payment by an Issuing Bank pursuant to a Bank Guarantee.

“Bank Guarantee Expiry Date” means, in respect of a Bank Guarantee, the last day on which a Bank Guarantee Disbursement may be made pursuant to the terms thereof.

“Bank Guarantee Exposure” means, at any time, the sum of (a) the maximum amount that may be drawn under each Bank Guarantee at such time plus (b) the aggregate amount of Bank Guarantee Disbursements that have not yet been reimbursed by or on behalf of the Company at such time. The Bank Guarantee Exposure of any Lender at any time shall be its Applicable Percentage of the total Bank Guarantee Exposure at such time.

“Bank Guarantee Payment Date” has the meaning assigned to such term in Section 2.28(c).

“Bank Guarantee Request” means the request for the issuance of a Bank Guarantee substantially in the form set out in Exhibit F (Form of Bank Guarantee Request).

“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Benchmark” means EURIBOR.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 CFR § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” has the meaning assigned to such term in Section 9.20(b).

“Bidder Vehicle” means the Dutch Revolver Borrower or a wholly-owned direct subsidiary of the Dutch Revolver Borrower organized under the laws of the Netherlands or Iceland formed for the purpose of consummating the Transactions to whom the Dutch Revolver Borrower assigns its rights and obligations under the Offer Documents, in which case such wholly-owned subsidiary shall be the Bidder Vehicle under this Agreement.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means the Company.

“Borrowing” means Loans of the same Type, made, converted or continued on the same date and as to which a single Interest Period is in effect. All Borrowings hereunder will be of the same class of Loans. Unless the context otherwise requires, Borrowings include any Borrowing of Loans under Section 2.01(b) or 2.28(c).

“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.03 in the form attached hereto as Exhibit C-1.

“Business Day” means (x) any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed and (y) if such day relates to any fundings, disbursements, settlements or payments in connection with a Loan or Bank Guarantee denominated in Euros, any day described in clause (x) that is also a TARGET Day and (z) for the purposes of the calculation of the periods in connection with the Certain Funds Period, “Business Day” shall, at the Company’s option in relation to any determination of Business Days, have the same meaning as in the relevant Offer Document.

“Canadian Dollar” means the lawful currency of Canada.

“Capital Lease Obligations” of any Person means, subject to Section 1.04, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as finance leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Captive Finance Subsidiary” means a wholly-owned Subsidiary of the Company that (a) functions primarily to provide financing to customers purchasing products or equipment from the Company and its Subsidiaries and activities reasonably related thereto (including without limitation the financing of ancillary equipment not manufactured by the Company that is purchased by the customer in conjunction with the Company’s equipment), (b) has no Indebtedness other than Indebtedness that is non-recourse to the Company or any of its Subsidiaries (other than the Captive Finance Subsidiary and its subsidiaries) or any of their respective assets and (c) does not Guarantee any Indebtedness of the Company or any of its Subsidiaries (other than Indebtedness of Captive Finance Subsidiaries and their subsidiaries).

“Cash Equivalents” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b) commercial paper maturing within one (1) year from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) certificates of deposit, banker’s acceptances and time deposits maturing within one (1) year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic or foreign commercial bank which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d) fully collateralized repurchase agreements with a term of not more than thirty (30) days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $1,000,000,000;

(f) Canadian Dollars, Dollars, Euro, Pounds Sterling, Icelandic Krona, Swedish Krona or such other currencies that are readily convertible into Dollars and held by it from time to time in the ordinary course of business and not for speculative purposes;

(g) securities with average maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth, province or territory of Canada or the United States, by any political subdivision or taxing authority of any such state, commonwealth, province or territory having an investment grade rating from S&P or Moody’s (or the equivalent thereof);

(h) investments with average maturities of one year or less from the date of acquisition in mutual funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s;

(i) investments, classified in accordance with GAAP as current assets of the Borrower or any Subsidiary, in money market investment programs that are registered under the Investment Company Act of 1940 or that are administered by financial institutions having capital of at least a Dollar equivalent amount of $500,000,000, and, in either case, the portfolios of which are limited such that at least 95% of such investments are of the character, quality and maturity described in clauses (a) through (h) of this definition;

(j) overnight investments with the Administrative Agent, any Lender or any other commercial bank organized under the laws of the United States or Canada or any state or province thereof or the District of Columbia, or the United Kingdom, in each case having combined capital and surplus of not less than $500,000,000 (or the foreign currency equivalent thereof);

(k) other readily marketable instruments issued or sold by the Administrative Agent, any Lender or any other commercial bank organized under the laws of the United States or Canada or any state or province thereof or the District of Columbia, or the United Kingdom, in each case having combined capital and surplus of not less than $500,000,000 (or the foreign currency equivalent thereof); and

(l) other investments made in accordance with the Company’s investment policy previously delivered to the Administrative Agent and as in effect on or before the Effective Date, and as amended, modified or supplemented by the Company from time to time with the consent of the Administrative Agent.

In the case of investments by any Foreign Subsidiary or investments made in a country outside the United States of America, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (a) through (h) and (j) through (l) above of foreign obligors, which investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments of similar quality and liquidity utilized in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (a) through (h) and (j) through (l), and in this paragraph.

“Certain Funds Credit Extension” means any Borrowing of Loans or issuance of any Bank Guarantee during the Certain Funds Period.

“Certain Funds Default” means, in each case, an Event of Default arising under sub-paragraph (a) to (h) below but only to the extent that such Event of Default relates to, or is made in relation to, the Company, the Bidder Vehicle or any Loan Party (and not in respect of the Target, any subsidiary of the Target or any other Subsidiaries):

(a) Section 7.01(a) (other than where failure to pay is caused by administrative error or delay or technical error or delay in the transmission of funds or a market disruption event and payment is made within five Business Days after such administrative error, delay, technical error, delay in the transmission of funds or market disruption event is cured);

(b) Section 7.01(b) (but only with respect to a default in the payment of any interest on any Loan or in the payment of any fee due to any Lender, Administrative Agent, Lead Arranger, Joint Additional Arranger or Co-Arranger under the Fee Letter and other than where failure to pay is caused by administrative error or delay or technical error or delay in the transmission of funds or a market disruption event and payment is made within five Business Days after such administrative error, delay, technical error, delay in the transmission of funds or market disruption event is cured);

(c) Section 7.01(c) (but only to the extent arising from a Certain Funds Representation);

(d) Section 7.01(d) (but only with respect to Section 5.03 (solely as it relates to the Company’s existence), Section 5.07(i), Section 5.08(a), Section 5.08(c), Section 5.10(a), Section 5.12(a) (other than in relation to the Pari Passu Intercreditor Agreement), Section 5.12(a), Section 5.13 (other than Section 5.13(c)), Section 6.01, Section 6.02, Section 6.03, Section 6.04, Section 6.07), and solely to the extent that they relate to the Company, the Bidder Vehicle or any Loan Party;

(e) Section 7.01(h) (but excluding, in relation to involuntary proceedings, any Event of Default caused by a frivolous or vexatious (and, in either case, lacking in merit) action, proceeding or petition in respect of which no order or decree in respect of such involuntary proceeding shall have been entered);

(f) Section 7.01(i);

(g) Section 7.01(j); or

(h) Section 7.01(n).

“Certain Funds Period” means the period beginning on the Effective Date to and including the first to occur of:

(a) the Drop Dead Date as defined in the Transaction Agreement (as in effect on the date hereof);

(b) the date that the Transaction Agreement is terminated pursuant to Section 13 thereof and the Bank Guarantee Exposure has been reduced to zero in accordance with the terms of the Bank Guarantee or otherwise;

(c) the Offer Withdrawal Date;

(d) 11:59 p.m. (New York City time) on the date on which the Target becomes a direct or indirect wholly-owned Subsidiary of Borrower and Borrower has paid all sums due pursuant to or in connection with the Transactions; and

(e) the Maturity Date.

“Certain Funds Representations” means the representations and warranties contained in (i) the first sentence of Section 3.01, (ii) Section 3.02, (iii) Section 3.03(a), (iv) Section 3.03(b), (v) Section 3.07 (other than with respect to indentures, material agreements and other material instruments), (vi) Section 3.12, (vii) Section 3.17, (viii) Section 3.18 and (ix) Section 3.19, in each case, with respect to the Company, the Bidder Vehicle or any Loan Party only (and not in respect of the Target, any subsidiary of the Target, or any other Subsidiary or asset of any of the foregoing).

“Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the SEC thereunder as in effect on the date hereof), of Equity Interests representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Company; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Company by Persons who were neither (i) nominated or approved by the board of directors of the Company nor (ii) appointed or approved by directors so nominated or approved; (c) the acquisition of direct or indirect Control of the Company by any Person or group; and (d) the occurrence of a change in control, or other similar provision, as defined in any agreement or instrument evidencing any Material Indebtedness (triggering a default or mandatory prepayment, which default or mandatory prepayment has not been waived in writing).

“Change in Law” means the occurrence, after the date of this Agreement (or with respect to any Lender, if later, the date on which such Lender becomes a Lender), of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority, or (c) the making or issuance of any request, rules, guideline, requirement or directive (whether or not having the force of law) by any Governmental Authority; provided however, that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” regardless of the date enacted, adopted, issued or implemented.

“Charges” has the meaning assigned to such term in Section 9.15.

“Closing Date” means the date of the closing of the initial Voluntary Tender Offer.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means the collateral security for the Secured Obligations pledged or granted pursuant to the Collateral Documents.

“Collateral Documents” means the collective reference to the US Collateral Agreement and each other agreement or writing pursuant to which any Loan Party pledges or grants a security interest in any right or interest in or to property of any kind (including, without limitation, Equity Interests) or assets securing any Secured Obligations in such forms as are reasonably requested by the Administrative Agent and its counsel, in each case as amended, restated, supplemented or otherwise modified from time to time.

“Commitment” means, the commitment of such Lender to make Loans and to reimburse or cash collateralize any Bank Guarantee Disbursement hereunder, expressed as an amount representing the maximum aggregate amount of such Lender’s Loans and Bank Guarantee Exposure hereunder, as such commitment may be (a) reduced or terminated from time to time pursuant to Section 2.09, and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender’s Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption or other documentation contemplated hereby pursuant to which such Lender shall have assumed its Commitment, as applicable.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

“Companies Act” means the Icelandic Act on Public Limited Liability Companies No. 2/1995.

“Company” means John Bean Technologies Corporation, a Delaware corporation.

“Conforming Changes” means, with respect to the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “Eurocurrency Banking Day”, the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.16 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated EBITDA” means, with reference to any period, Consolidated Net Income for such period plus, to the extent deducted from revenues in determining Consolidated Net Income and without duplication, (i) Consolidated Interest Expense, (ii) expense for taxes paid or accrued, (iii) depreciation, (iv) amortization (including, without limitation, amortization of capitalized fees and costs, including in respect of any Permitted Receivables Financing or Permitted Receivables Sale Transaction), (v) unusual or non-recurring non-cash expenses or losses incurred other than in the ordinary course of business, (vi) non-cash expenses, including those related to stock based compensation, (vii) unusual or non-recurring cash, income or gain realized other than in the ordinary course of business to the extent such income had previously been deducted from Consolidated EBITDA as non-cash income or gain under clause (3) below, (viii) amounts representing non-cash adjustments arising by reason of the application of certain accounting principles including with respect to FASB Statement 142 (relating to changes in accounting for the amortization of goodwill and certain other intangibles), (ix) an amount not to exceed 15% of Consolidated EBITDA (calculated before giving effect to this clause (ix)) for such period for facilities relocation or closing costs, non-recurring restructuring costs and integration costs and fees (including cash severance costs), in each case in connection with Permitted Acquisitions (as defined in the Revolving Credit Agreement), (x) other fees, charges and expenses paid in connection with the Acquisition, permitted disposition of assets, recapitalization, permitted investment, issuance or repayment of permitted Indebtedness, issuance of Equity Interests, permitted refinancing transaction or modification or amendment of any debt instrument, including any transaction undertaken but not completed, in each case under this clause (x) incurred during such period and payable in cash, and (xi)(A) the amount of closing costs, non-recurring restructuring costs and integration costs and fees in connection with the Acquisition during such period and (B) the amount of cost savings, operating cost reductions and synergies (net of the amount of actual benefits realized) projected by the Borrower in good faith to be realized from actions taken or to be taken within 18 months from the Closing Date (calculated on a Pro Forma Basis as though such cost savings, operating cost reductions and synergies had been realized on a “run rate” basis on the first day of such period) in connection with the Acquisition, certified by a Responsible Officer of the Borrower as reasonably identifiable, factually supportable and reasonably attributable to the actions or initiatives that have been taken or to be taken within 18 months from the Closing Date, which certificate shall set forth reasonably detailed calculations of the adjustment contemplated by this clause (xi)(B); provided that the aggregate amount of the adjustments pursuant to this clause (xi) for any period shall not exceed 20% of Consolidated EBITDA for such period (determined after giving effect to all other addbacks permitted hereunder), minus, to the extent included in Consolidated Net Income, (1) income tax credits and refunds (to the extent not netted from tax expense), (2) any cash payments made during such period in respect of items described in clauses (v) or (vi) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were incurred and (3) unusual or non-recurring non-cash income or gains realized other than in the ordinary course of business, all calculated for the Company and its Subsidiaries in accordance with GAAP on a consolidated basis. For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each such period, a “Reference Period”), (i) if during such Reference Period the Company or any Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period, and (ii) if during such Reference Period the Company or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property (including Permitted Acquisitions) that (a) constitutes (i) assets comprising all or substantially all or any significant portion of a business or operating unit of a business, or (ii) all or substantially all of the common stock or other Equity Interests of a Person, and (b) involves the payment of consideration by the Company and its Subsidiaries in excess of $20,000,000; and “Material Disposition” means any sale, transfer or disposition of property or series of related sales, transfers, or dispositions of property that yields gross proceeds to the Company or any of its Subsidiaries in excess of $20,000,000.

“Consolidated Funded Indebtedness” means, at any time, the sum, without duplication, of (a) the aggregate Indebtedness of the Company and its Subsidiaries described in clauses (a), (b), (e) (excluding (i) trade accounts payable incurred in the ordinary course of business, (ii) deferred compensation accrued in the ordinary course of business, and (iii) earnouts and such earnout or contingent payments in respect of acquisitions, except to the extent that the liability on account of any such earnout or contingent payment appears in the liabilities section of the balance sheet of such Person in accordance with GAAP), (f) (including all purchase money Indebtedness), (h), (i) (to the extent any such obligations under letters of credit are drawn and unreimbursed), (j) and (l) of the definition of Indebtedness, calculated on a consolidated basis as of such time in accordance with GAAP, (b) Indebtedness of the type referred to in clause (a) of another Person guaranteed by the Company or any of its Subsidiaries, and (c) all Indebtedness of the types referred to in clauses (a) and (b) above of any partnership or joint venture (other than a joint venture that is itself a corporation or a limited liability company) in which such Person is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to such Person.

“Consolidated Interest Expense” means, with reference to any period, the interest expense (including without limitation interest expense under Capital Lease Obligations that is treated as interest in accordance with GAAP) of the Company and its Subsidiaries calculated on a consolidated basis for such period with respect to all outstanding Indebtedness of the Company and its Subsidiaries allocable to such period in accordance with GAAP (including, without limitation, all commissions, discounts, yield and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under interest rate Swap Agreements, Permitted Receivables Financings and Permitted Receivables Sale Transactions to the extent such net costs are allocable to such period in accordance with GAAP).

“Consolidated Net Income” means, with reference to any period, the net income (or loss) of the Company and its Subsidiaries calculated in accordance with GAAP on a consolidated basis (without duplication) for such period.

“Consolidated Secured Indebtedness” means, at any time, the aggregate principal amount of Consolidated Funded Indebtedness that is secured by a Lien on any assets of the Company or any of its Subsidiaries.

“Consolidated Total Assets” means, as of the date of any determination thereof, total assets of the Company and its Subsidiaries calculated in accordance with GAAP on a consolidated basis as of such date.

“Consolidated Total Tangible Assets” means, as of the date of any determination thereof, Consolidated Total Assets minus all goodwill and other intangible assets (other than intellectual property) of the Company and its Subsidiaries; provided that, at no time shall the value of the intellectual property included in the calculation of Consolidated Total Tangible Assets exceed ten percent (10%) of Consolidated Total Tangible Assets.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Covered Entity” has the meaning assigned to such term in Section 9.20(b).

“Covered Party” has the meaning assigned to such term in Section 9.20(a).

“Credit Party” means the Administrative Agent, any Issuing Bank or any other Lender.

“DCC” means Dutch Civil Code.

“Debt Issuance” means the borrowing, issuance or other incurrence of Indebtedness for borrowed money as described under clause (a) or (b) of the definition of Indebtedness, in each case, by the Borrower or any of its Subsidiaries, except (i) Borrowings under this Agreement, (ii) Indebtedness owed to the Borrower or any Subsidiary of the Borrower; (iii) borrowings under (A) the Revolving Credit Agreement and (B) so long as the aggregate amount of commitments in effect available thereunder for borrowings do not exceed $1,300,000,000 on or prior to the Closing Date, any Permitted Refinancing Indebtedness in respect thereof, (iv) any ordinary course working capital facilities, cash management, letter of credit, factoring, surety or similar bonds, hedging arrangements, cash pooling arrangements, local credit facilities or lines of credit of Foreign

Subsidiaries or overdraft facilities; (v) purchase money indebtedness (including deferred purchase price obligations) or equipment financing in each case incurred in the ordinary course of business; (vi) indebtedness incurred in connection with leases (including sale-leasebacks), capital leases, financial leases and other similar obligations in each case incurred in the ordinary course of business; (vii) receivables securitization programs and other customary receivables financings; (viii) Indebtedness permitted under Section 6.01(a)(xxii), (ix) Permitted Refinancing Indebtedness incurred prior to the Initial Borrowing Date in respect of Indebtedness permitted under Section 6.01(a)(xviii) and (x) Indebtedness to the extent the Net Cash Proceeds of all such Debt Issuances does not exceed $30,000,000.

“Debtor Relief Law” means the Bankruptcy Code of the United States of America, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Default Right” has the meaning assigned to such term in Section 9.20(b).

“Defaulting Lender” means any Lender that (a) has failed, within two (2) Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans or (ii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Company or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three (3) Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of a Bankruptcy Event or a Bail-In Action.

“Delivery Date” means the date on which the documents required to be delivered pursuant to Section 5.12(a)(i) are delivered.

“Dollar Amount” of any currency at any date means (i) the amount of such currency if such currency is Dollars or (ii) the equivalent amount thereof in Dollars if such currency is an Agreed Currency, calculated by the Administrative Agent on the basis of the Exchange Rate for such Agreed Currency.

“Dollars” or “$” refers to lawful money of the United States of America.

“Domestic Subsidiary” means a Subsidiary organized under the laws of a jurisdiction located in the United States of America, other than a Subsidiary (a) substantially all of the assets of which consist of equity in one or more Foreign Subsidiaries that are classified as “controlled foreign corporations” within the meaning of Section 957 of the Code, so long as such Subsidiary (i) does not conduct any business or activities other than the ownership of such Equity Interests and (ii) does not incur, and is not otherwise liable for, any Indebtedness (other than intercompany indebtedness permitted pursuant to Section 6.01) or (b) that is owned by a Foreign Subsidiary.

“Duration Fee” means with respect to any Lender, as of any date of determination, the amount equal to (a) the Duration Percentage in effect on such date of determination, times (b) the sum of (i) the aggregate principal amount of all outstanding Loans, and (ii) the amount of the Commitment (minus the then outstanding aggregate principal amount of Segregated Financing Proceeds), in each case held by such Lender on such date of determination.

“Duration Percentage” means as of any day set forth below, the rate set forth below under the heading “Duration Percentage” opposite such day:

Day after the Initial Borrowing Date	Duration Percentage:
90th day	0.75%
180th day	1.00%
270th day	1.25%

“Dutch Revolver Borrower” means John Bean Technologies Europe B.V., a besloten vennootschap met beperkte aansprakelijkheid incorporated under the laws of the Netherlands having its corporate seat (statutaire zetel) in Rotterdam, the Netherlands.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“Electronic Record” has the meaning assigned to that term in, and shall be interpreted in accordance with, 15 U.S.C. 7006.

“Electronic Signature” has the meaning assigned to that term in, and shall be interpreted in accordance with, 15 U.S.C. 7006.

“Embargoed Person” has the meaning assigned to such term in Section 3.18.

“EMU Legislation” means the legislative measures of the European Council for the introduction of changeover to or operation of a single or unified European currency.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the management, release or threatened release of any Hazardous Material.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Company or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement to the extent liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing; provided that no Permitted Convertible Indebtedness, other debt securities that are or by their terms may be convertible or exchangeable into or for common Equity Interests (or into or for any combination cash and common Equity Interests by reference to the price of such common Equity Interests) nor any Permitted Warrant Transactions, in each case, shall constitute Equity Interests of the Company or any of its Subsidiaries prior to settlement, conversion, exchange or exercise thereof into or for securities that would otherwise constitute Equity Interests under this definition.

“Equity Issuance” means the issuance of any Equity Interests (including equity-linked securities) by the Borrower except (a) issuances intended to be used by the Borrower as non-cash consideration for any acquisition, including the Acquisition, (b) issuances pursuant to, or in connection with, any employee compensation plans, equity incentive plans, employee stock plans, dividend reinvestment plans and retirement plans or issued as compensation to employees and/or non-employee directors or upon conversion or exercise of outstanding options or other equity awards, (c) issuances of directors’ qualifying shares and/or other nominal amounts required to be held by Persons other than the Borrower or its Subsidiaries under applicable law and (d) other Equity Issuances to the extent the aggregate Net Cash Proceeds of all such Equity Issuances does not exceed $5,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the failure to satisfy the “minimum funding standard” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Company or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Company or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Company or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal of the Company or any of its ERISA Affiliates from any Plan or Multiemployer Plan; or (g) the receipt by the Company or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Company or any ERISA Affiliate of any notice, concerning the imposition upon the Company or any of its ERISA Affiliates of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be insolvent within the meaning of Title IV of ERISA.

“Erroneous Payment” has the meaning assigned thereto in Section 8.12(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned thereto in Section 8.12(d).

“Erroneous Payment Return Deficiency” has the meaning assigned thereto in Section 8.12(d).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EURIBOR” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.

“EURIBOR Rate” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.

“Euro” or “€” means the single currency of the Participating Member States.

“Eurocurrency”, when used in reference to any Loan or Borrowing, means that such Loan, or the Loans comprising such Borrowing, bears interest at a rate determined by reference to the Eurocurrency Rate.

“Eurocurrency Banking Day” means, for Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Euros, a TARGET Day; provided, that for purposes of notice requirements in Sections 2.03, 2.08, 2.11(a) and any other applicable notice requirements hereunder, in each case, such day is also a Business Day.

“Eurocurrency Payment Office” of the Administrative Agent means, for Euro, the office, branch, affiliate or correspondent bank of the Administrative Agent for such currency as specified from time to time by the Administrative Agent to the Company and each Lender.

“Eurocurrency Rate” means, with respect to any Eurocurrency Borrowing for any Interest Period, the greater of (a) the rate of interest per annum equal to the Euro Interbank Offered Rate (“EURIBOR”) as administered by the European Money Markets Institute, or a comparable or successor administrator approved by the Administrative Agent, for a period comparable to the applicable Interest Period (in each case, the “EURIBOR Rate”), at approximately 11:00 a.m. (Brussels time) on the applicable Rate Determination Date and (b) the Floor.

“Event(s) of Default” has the meaning assigned to such term in Section 7.01.

“Exchange Rate” means, on any day, the rate determined for Euro by the Administrative Agent or the applicable Issuing Bank (with notice to the Administrative Agent), as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of Euro with Dollars through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent or the Issuing Bank may obtain such spot rate from another financial institution designated by the Administrative Agent or the Issuing Bank if the Person acting in such capacity does not have as of the date of determination a spot buying rate for Euro.

“Excluded Subsidiary” means (a) any Foreign Holding Company, (b) any Foreign Subsidiary, (c) a captive insurance Subsidiary or other bankruptcy remote special purpose entity designated by the Company and permitted hereunder (including any Receivables Subsidiary), (d) any Subsidiary that is a not-for-profit entity so long as such Subsidiary continues to be a not-for-profit entity, (e) any Immaterial Subsidiary, and (f) any Subsidiary to the extent (and for so longs as) a Guarantee by such Subsidiary of the Secured Obligations, (A) would be prohibited by applicable law, (B) would require governmental (including regulatory) consent, approval, license or authorization (unless such consent, approval, license or authorization has been received), (C) would be prohibited by contractual obligations existing on the Effective Date (or, in the case of any newly acquired Subsidiary, in existence at the time of acquisition but not entered into in contemplation thereof), or (D) in the reasonable judgment of the Administrative Agent and the Company, the cost or other consequences (including any adverse tax consequences) of obtaining a Guarantee shall outweigh the benefits to the Lenders therefrom. Notwithstanding the foregoing, (x) in no event shall any Subsidiary be an Excluded Subsidiary if it (i) is a guarantor of any Material Indebtedness of a Loan Party (other than any Foreign Subsidiary that is a guarantor under the Revolving Credit Agreement or a Permitted Refinancing in respect thereof), (ii) is an obligor or guarantor of (A) any Subordinated Indebtedness or any Indebtedness incurred by the Borrower or any of its Domestic Subsidiaries under the Revolving Credit Agreement or (B) any Indebtedness that is secured on a junior basis to the Secured Obligations, or (iii) owns the Equity Interests of a Subsidiary that is not an Excluded Subsidiary.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated) (or similar Taxes imposed in lieu of a net income Tax), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal or Dutch withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.19(b)) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in a Loan or Commitment or to such Lender immediately before it changed its Lending Office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.17(f) and (d) any U.S. Federal withholding Taxes imposed under FATCA.

“Executive Order” has the meaning assigned to such term in Section 3.18.

“FASB ASC” means the Accounting Standards Codification of the Financial Accounting Standards Board.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreements entered into in connection with the implementation of the foregoing express provisions of the Code, and any laws, rules, regulations and practices implementing such intergovernmental agreements.

“FCA” has the meaning assigned thereto in Section 1.03(c).

“Fee Letter” means the Fee and Syndication Letter dated as of the date hereof among the Borrower, Goldman Sachs Bank USA, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer, assistant treasurer or controller of the Company.

“Financials” means the annual or quarterly financial statements, and accompanying certificates and other documents, of the Company and its Subsidiaries required to be delivered pursuant to Section 5.01(a) or 5.01(b).

“Floor” means a rate of interest equal to 0%.

“Foreign Assets Control Regulations” has the meaning assigned to such term in Section 3.18.

“Foreign Holding Company” means any Domestic Subsidiary all or substantially all of the assets of which are comprised of Equity Interests in one or more Subsidiaries that are “controlled foreign corporations” within the meaning of Section 957 of the Code.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Subsidiary” means any Subsidiary which is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America.

“Goldman Sachs” means Goldman Sachs Bank USA and its successors.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business and shall not include obligations under or with respect to surety bonds posted by or for the benefit of any Person in the ordinary course of such Person’s business.

“Hazardous Materials” means all explosive or radioactive substances and all hazardous or toxic substances or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes.

“Hostile Acquisition” means (a) the acquisition of the Equity Interests of a Person through a tender offer or similar solicitation of the owners of such Equity Interests which has not been approved (prior to such acquisition) by the board of directors (or any other applicable governing body) of such Person or by similar action if such Person is not a corporation and (b) any such acquisition as to which such approval has been withdrawn.

“IBA” has the meaning assigned thereto in Section 1.03(c).

“Immaterial Subsidiary” means any Subsidiary that (a) has (as of the date of determination) assets on its balance sheet of less than $5,000,000 and (b) had less than $5,000,000 of revenue during the most recently ended period of four consecutive fiscal quarters for which financial statements are available.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (i) current accounts payable incurred in the ordinary course of business and (ii) earnouts and such earnout or contingent payments in respect of acquisitions except as and to the extent that the liability on account of any such earnout or contingent payment appears in the liabilities section of the balance sheet of such Person in accordance with GAAP), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) all obligations (excluding rents under operating leases) of such Person under Sale and Leaseback Transactions, and (l) all obligations under Permitted Receivable Financings, to the extent such obligations would be required to be included on the consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP. For the avoidance of doubt, Indebtedness will not include (i) obligations under or with respect to surety bonds posted by or for the benefit of any Person in the ordinary course of such Person’s business, (ii) any underfunded pension liabilities or other post-retirement benefits or (iii) any obligations incurred under cross-currency swaps or any other Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. For the avoidance of doubt, the obligations of the Company under any Permitted Warrant Transaction shall not constitute Indebtedness so long as the terms of such Permitted Warrant Transaction provide for “net share settlement” (or substantially equivalent term) as the default “settlement method” (or substantially equivalent term) thereunder, except to the extent it is accounted for as a liability under the Borrower’s application of GAAP. For purposes hereof, the amount of any Permitted Convertible Indebtedness shall be the aggregate stated principal amount thereof without giving effect to any obligation to pay cash or deliver shares with value in excess of such principal amount, and without giving effect to any integration thereof with any Permitted Bond Hedge Transaction pursuant to U.S. Treasury Regulation § 1.1275-6.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Indemnitee” shall have the meaning assigned to such term in Section 9.03(b).

“Information” shall have the meaning assigned to such term in Section 9.12.

“Initial Bank Guarantee” means the Bank Guarantee issued on the Initial Bank Guarantee Issuance Date.

“Initial Bank Guarantee Issuance Date” means the date of the issuance of the Initial Bank Guarantee pursuant to Section 4.03.

“Initial Borrowing Date” means the date of first Borrowing (or deemed Borrowing) of the Loans under this Agreement.

“Intercreditor Agreement” shall have the meaning assigned to such term in Section 8.09.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.08 in the form attached hereto as Exhibit C-2.

“Interest Payment Date” means, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurocurrency Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period (provided, that each such three-month interval payment day shall be the immediately succeeding Business Day if such day is not a Business Day, unless such day is not a Business Day but is a day of the relevant month after which no further Business Day occurs in such month, in which case such day shall be the immediately preceding Business Day) and the Maturity Date.

“Interest Period” means with respect to any Loan or Borrowing, the period commencing on the date of such Loan or Borrowing is disbursed or converted to, or with respect to any Eurocurrency Borrowing, continued as a Eurocurrency Borrowing, and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months thereafter (or such other period as agreed to by the Lenders), in each case as selected by the Company in its Borrowing Request or Interest Election Request and subject to availability; provided, that:

(a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the immediately preceding Business Day,

(b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period,

(c) any Interest Period shorter than one month shall be priced at a rate equal to the rate for a one-month Interest Period;

(d) any Interest Period shall commence on the date of advance of or conversion to any Eurocurrency Loan, and, in the case of immediately successive Interest Periods, each successive Interest Period shall commence on the date on which the immediately preceding Interest Period expires;

(e) no tenor that has been removed from this definition pursuant to Section 2.14(b)(iv) shall be available for specification in any Borrowing Request or Interest Election Request.

For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“IRS” means the United States Internal Revenue Service.

“Issuing Bank” means (a) Goldman Sachs Bank Europe SE or (b) any other Lender selected by the Company and approved by the Administrative Agent (such approval not to be unreasonably withheld) which agrees to act as an Issuing Bank hereunder, in each case, in its capacity as an issuer of Bank Guarantees hereunder and its successors in such capacity. Each Issuing Bank may, in its discretion, arrange for one or more Bank Guarantees to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Bank Guarantees issued by such Affiliate.

“Lead Arrangers” means each of Goldman Sachs Bank USA and Wells Fargo Securities, LLC.

“Lender(s)” means the Persons listed on Schedule 2.01 and any other Person that shall have become a Lender hereunder pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes the Issuing Banks.

“Lending Office” means, with respect to any Lender, the office of such Lender maintaining such Lender’s extensions of credit, which office may, to the extent the applicable Lender notifies the Administrative Agent in writing, include an office of any Affiliate of such Lender or any domestic or foreign branch of such Lender or Affiliate.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Limited Condition Acquisition” means any Permitted Acquisition or other investment permitted under Section 6.04 that is not conditioned on the availability of, or on obtaining, third-party financing.

“Loan Documents” means this Agreement, each Subsidiary Guaranty, the Collateral Documents, any Intercreditor Agreement, any promissory notes executed and delivered pursuant to Section 2.10(e), the Fee Letter (except for purposes of Section 9.02), each Bank Guarantee (except for purposes of Section 9.02), and any and all other instruments and documents executed and delivered in connection with any of the foregoing.

“Loan Parties” means the Company and the Subsidiary Guarantors.

“Loans” means the loans made by the Lenders to the Borrower pursuant to this Agreement.

“Local Time” means local time (as may be determined by the Administrative Agent or the applicable Issuing Bank (with notice to the Administrative Agent), as the case may be, to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment) (it being understood that such local time shall mean London, England time unless otherwise notified by the Administrative Agent).

“Mandatory Tender Offer” means a mandatory takeover offer in respect of which the Offer Announcement is issued at any time during the period that commences not earlier than 5 calendar weeks prior to the last day on which a Voluntary Tender Offer may be accepted and ends on the last day on which a Voluntary Tender Offer may be accepted.

“Material Adverse Effect” means a material adverse effect on (a) the business, financial condition or operations of the Company and the Subsidiaries taken as a whole, (b) the rights and remedies of the Administrative Agent or any Lender under any Loan Document or (c) the legality, validity, binding effect or enforceability of the Loan Documents taken as a whole.

“Material Disposition” has the meaning assigned to such term in the definition of “Consolidated EBITDA”.

“Material First-Tier Foreign Subsidiary” means, collectively, (a) the Dutch Revolver Borrower and (b) each other Subsidiary that is a “controlled foreign corporation” within the meaning of Section 957 of the Code and the Equity Interests of which are owned directly by any US Loan Party (each, a “First-Tier Foreign Subsidiary”) that individually either (i) has tangible assets (including Equity Interests in other Subsidiaries) that represents greater than or equal to either five percent (5%) of the total tangible assets or (ii) has revenues that represent greater than or equal to either five percent (5%) of the total revenue, in each case, of the Company and its First-Tier Foreign Subsidiaries on a consolidated basis determined as of the end of the most recent fiscal quarter for which financial statements have been delivered pursuant to Section 5.01(a) or (b) (or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or (b), the most recent financial statements referred to in Section 3.04(a)); provided that in the event that the Material First-Tier Foreign Subsidiaries (together with the Company) do not represent at least seventy-five percent (75%) of both (i) the total tangible assets and (ii) the total revenue, in each case, of the Company and its First-Tier Foreign Subsidiaries on a consolidated basis as of the end of the most recently ended fiscal quarter for which financial statements have been delivered pursuant to Section 5.01(a) or (b) (or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or (b), the most recent financial statements referred to in Section 3.04(a)), then in such case the Company shall identify additional First-Tier Foreign Subsidiaries of the Company to constitute “Material First-Tier Foreign Subsidiaries” such that both of the foregoing 75% tests are satisfied.

“Material Indebtedness” means any Indebtedness (other than the Loans), or obligations in respect of one or more Swap Agreements, of any one or more of the Company and its Subsidiaries in an aggregate principal amount exceeding $75,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Company or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Company or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Material Subsidiary” means, collectively, (a) each Loan Party, (b) the Bidder Vehicle, (c) each Domestic Subsidiary that is an obligor under the Revolving Credit Agreement and (d) each Subsidiary that as of the most recent fiscal quarter of the Company, for the period of four consecutive fiscal quarters then ended, for which financial statements have been delivered pursuant to Section 5.01(a) or (b) (or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or (b), the most recent financial statements referred to in Section 3.04(a)), (i) contributed (by itself and not through one or more of its Subsidiaries) greater than five percent (5%) of the total revenue of the Company and its Subsidiaries for such period or (ii) contributed (by itself and not through one or more of its Subsidiaries) greater than five percent (5%) of the Consolidated Total Tangible Assets of the Company and its Subsidiaries as of the last day of such period.

“Maturity Date” means the date that is 364 days after the Initial Borrowing Date.

“Maximum Rate” has the meaning assigned to such term in Section 9.15.

“Merger” means any merger between the Bidder Vehicle (or a wholly-owned subsidiary thereof organized under the laws of the Netherlands or Iceland formed for the purpose of consummating the Transactions) and the Target in accordance with Chapter XIV or XIVA of the Companies Act.

“Minimum Acceptance Condition” means, with respect to an Offer, the condition set forth in the Offer Documents with respect to the number of acceptances to an Offer which must be secured to declare such Offer unconditional as to acceptances which shall be equal to or more than 90% of the Target shares carrying voting rights.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash Proceeds” means:

(a) with respect to the borrowing, issuance or other incurrence of Indebtedness for borrowed money as described under clause (a) or (b) of Indebtedness by the Borrower or any Subsidiary of the Borrower, the excess, if any, of (i) cash received by the Borrower and its Subsidiaries in connection with such incurrence, issuance, offering or placement over (ii) the underwriting discounts and commissions and other fees and expenses incurred by the Borrower and its Subsidiaries in connection with such incurrence, issuance, offering or placement; and

(b) with respect to the issuance of any Equity Interests (including equity-linked securities) by the Borrower, the excess of (i) the cash received by the Borrower in connection with such issuance over (ii) the underwriting discounts and commissions and other fees and expenses incurred by the Borrower and its Subsidiaries in connection with such issuance.

“Non-Consenting Lender” has the meaning assigned to such term in Section 9.02(d).

“Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans, all Bank Guarantee Exposure, all accrued and unpaid fees and all expenses, reimbursements, indemnities and other obligations and indebtedness (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), obligations and liabilities of any of the Company and its Subsidiaries to any of the Lenders, the Issuing Banks, the Administrative Agent or any indemnified party, individually or collectively, existing on the Effective Date or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, in each case arising or incurred under this Agreement or any of the other Loan Documents.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Offer” means (a) any Voluntary Tender Offer and (b) to the extent applicable, any Mandatory Tender Offer.

“Offer Announcement” means, with respect to the Offer, the announcement thereof issued by the Bidder Vehicle to the public (after approval by the Relevant Regulator) pursuant to the Takeover Act.

“Offer Closing Certificate” means in respect of the Offer, a certificate from the Bidder Vehicle confirming that:

(a) the Minimum Acceptance Condition has been satisfied;

(b) all other conditions to the Offer as set out in the Offer Document have been (or will be on the Closing Date) satisfied or waived other than payment of the purchase price pursuant to the Offer Document; and

(c) the conditions set forth in Sections 4.02(c) and (d) are satisfied.

“Offer Consideration Loans” means Loans in an aggregate principal amount not to exceed the Offer Consideration Sublimit the proceeds of which are to be applied to pay the cash portion of the consideration payable to the shareholders of the Target that have validly accepted the Offer pursuant to the terms of the Offer Documents.

“Offer Consideration Sublimit” means €950,000,000.

“Offer Documents” means the Transaction Agreement and the offer document prepared in accordance the Takeover Act by the Bidder Vehicle in connection with the Offer and approved by the Relevant Regulator and any other documents to be sent by the Bidder Vehicle to the Target’s shareholders, and otherwise made available to such persons and in the manner required by Article 113 of the Takeover Act, in connection with the Offer, the Merger, or Squeeze-Out Procedure, as applicable.

“Offer Withdrawal Date” means the date on which the Company determines and announces or otherwise notifies the Lead Arrangers or the Administrative Agent (as applicable) in writing that the initial Voluntary Tender Offer has been irrevocably withdrawn, lapsed or has been otherwise terminated pursuant to the terms of the Offer Documents and the Takeover Act and the Bank Guarantee Exposure has been reduced to zero in accordance with the terms of the Bank Guarantee or otherwise.

“Organization Documents” means (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement (or equivalent or comparable documents with respect to any non-U.S. jurisdiction); and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Original Currency” has the meaning assigned to such term in Section 2.18(a).

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.19).

“Overnight Rate” means, for any day, an overnight rate determined by the Administrative Agent (or to the extent payable to an Issuing Bank, with notice to the Administrative Agent) to be customary in the place of disbursement or payment for the settlement of international banking transactions.

“parent” has the meaning assigned to such term in the definition of “subsidiary”.

“Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

“Pari Passu Intercreditor Agreement” means an intercreditor agreement in substantially the form of Exhibit G or in another form reasonably satisfactory to the Administrative Agent, which such intercreditor agreement shall provide that any Liens securing Indebtedness permitted to rank pari passu in priority with the Liens securing the Obligations hereunder shall rank pari passu in priority with the Liens securing the Obligations hereunder.

“Participant” has the meaning assigned to such term in Section 9.04(c).

“Participant Register” has the meaning assigned to such term in Section 9.04(c).

“Participating Member State” means any member state of the European Union that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Union relating to economic and monetary union.

“Payment Recipient” has the meaning assigned thereto in Section 8.12(a).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Acquisition” means (A) the Acquisition and (B) any acquisition (whether by purchase, merger, consolidation or otherwise but excluding in any event a Hostile Acquisition) or series of related acquisitions by the Company or any Subsidiary of (i) all or substantially all the assets of or (ii) all or substantially all the Equity Interests in, a Person or division or line of business of a Person if, at the time of and immediately after giving effect thereto (and subject to Section 1.06 in the case of a Limited Condition Acquisition), (a) no Default has occurred and is continuing or would arise after giving effect thereto, (b) such Person or division or line of business is engaged in the same, similar or adjacent line of business as the Company and the Subsidiaries or business reasonably related thereto, (c) all actions required to be taken with respect to such acquired or newly formed Subsidiary under Section 5.09 shall have been taken (or will be taken within the time periods set forth in Section 5.09), (d) the Company and the Subsidiaries are in compliance, on a pro forma basis reasonably acceptable to the Administrative Agent after giving effect to such acquisition (but without giving effect to any synergies or cost savings), with the covenants contained in Section 6.11 of the Revolving Credit Agreement, (e) in the case of a merger and/or consolidation involving the Company or a Subsidiary, the Company or such Subsidiary is the surviving entity of such merger and/or consolidation and (f) the aggregate amount of consideration paid for acquisitions pursuant to this clause (B) shall not exceed $50,000,000.

“Permitted Bond Hedge Transaction” means any bond hedge, call or capped call option (or substantively equivalent derivative transaction) relating to the Company’s common stock (or other securities or property following a merger event, reclassification or other change of the common stock of the Company) purchased by the Company or a Subsidiary thereof in connection with the issuance of any Permitted Convertible Indebtedness and settled in common stock of the Company (or such other securities or property), cash or a combination thereof (such amount of cash determined by reference to the price of Company’s common stock or such other securities or property), and cash in lieu of fractional shares of common stock of the Company; provided that the purchase of any such Permitted Bond Hedge Transaction is made with, and the purchase price thereof less the proceeds received from the Company from the sale of any substantially concurrently executed Permitted Warrant Transaction, does not exceed, the net proceeds received by the Company or a Subsidiary thereof in connection with the issuance of any Permitted Convertible Indebtedness.

“Permitted Convertible Indebtedness” means (a) unsecured Indebtedness of the Company that (i) as of the date of issuance thereof contains customary conversion or exchange rights, customary premiums and customary offer to repurchase rights for transactions of such type (in each case, as determined by the Company in good faith) and (ii) is convertible into or exchangeable for shares of common stock of the Company (or other securities or property following a merger event, reclassification or other change of the common stock of the Company), cash or a combination thereof (such amount of cash determined by reference to the price of Company’s common stock or such other securities or property), and cash in lieu of fractional shares of common stock of the Company and (b) any guarantee by any Loan Party of Indebtedness of the Company described in clause (a); provided that that such Indebtedness is permitted to be incurred under Section 6.01(a)(xi).

“Permitted Encumbrances” means:

(a) Liens imposed by law for Taxes and other governmental charges that are not yet due or are being contested in compliance with Section 5.04;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than thirty (30) days or are being contested in compliance with Section 5.04;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d) deposits or letters of credit to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment Liens in respect of judgments that do not constitute an Event of Default under clause (k) of Section 7.01;

(f) Liens incidental to the conduct of a Person’s business or the ownership of its assets which arise in the ordinary course of business and do not materially detract from the value of the affected property or interfere or impair with the ordinary conduct of its business;

(g) Liens in favor of the Company or any other Loan Party;

(h) customary Liens in favor of a Governmental Authority to secure payments under any contract or statute, or Liens to secure any Indebtedness incurred in financing the acquisition, construction or improvement of property subject thereto to the extent created or arising in connection with the tax-exempt financing of the acquisition, construction or improvement of, any facility used or to be used in the business of the Company or any Subsidiary through the issuance of obligations, the income from which shall be excludable from gross income by virtue of Section 103 of the Code (or any subsequently adopted provisions thereof providing for a specific exclusion from gross income);

(i) licenses, sublicenses, leases or subleases granted to third parties in the ordinary course of business not interfering with the business of the Company or any Subsidiary;

(j) rights of setoff or bankers’ Liens upon deposits of cash and/or credit balances of bank accounts in favor of banks or other depository institutions or escrow institutions and Liens associated with overdraft protection and netting services;

(k) Liens on goods in the possession of customs authorities in favor of such customs authorities which secure payment of customs duties in connection with importation of goods;

(l) Liens deemed to exist in connection with permitted repurchase obligations or set-off rights;

(m) Liens in favor of collecting banks arising under Section 4-210 of the Uniform Commercial Code;

(n) financing statements filed in connection with operating leases;

(o) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Company or any Subsidiary;

(p) with respect to the Dutch Revolver Borrower and its Subsidiaries, any liability arising under a declaration of joint and several liability (hoofdelijke aansprakelijkheid) as referred to in Article 2:403 of the DCC (and any residual liability (overblijvende aansprakelijkheid) under such declaration arising pursuant to Article 2:404(2) DCC); and

(q) with respect to the Dutch Revolver Borrower and its Subsidiaries, any joint and several liability (hoofdelijke aansprakelijkheid) under any fiscal unity for VAT, Dutch corporation income tax or other purposes;

provided that, except as provided in clause (h) above, the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Permitted Liens” means all Liens permitted under Section 6.02.

“Permitted Receivables Financing” means one or more accounts receivable securitization, factoring or other monetization facilities established by a Receivables Subsidiary or one or more of the Company or its Subsidiaries, whereby the Company or one or more of its Subsidiaries shall sell, contribute, assign or otherwise transfer Receivables, or interests therein, directly (or indirectly through the Company or its Subsidiaries to such Receivables Subsidiary, including an initial sale, contribution, assignment or other transfer to the Company or a Subsidiary and then to such Receivables Subsidiary, and the Receivables Subsidiary in turn shall sell, contribute, assign, pledge or otherwise transfer such Receivables) to buyers, purchasers or lenders (or shall otherwise borrow against such Receivables), so long as (a) except as set forth in clause (b) of this definition, no portion of the Indebtedness or any other obligation (contingent or otherwise) under such Permitted Receivables Financing shall be guaranteed by the Company or any of its Subsidiaries (other than the Receivables Subsidiary), (b) there shall be no recourse or obligation to the Company or any of its Subsidiaries (other than the Receivables Subsidiary) other than pursuant to representations, warranties, covenants, purchase obligations, indemnities and performance guarantees or undertakings (which shall exclude any guarantees of principal of, and interest on such Permitted Receivables Financing) entered into in connection with such Permitted Receivables Financing that in the reasonable opinion of the Company are customary for securitization transactions or the servicing of Receivables and (c) none of the Company nor any of its Subsidiaries (other than the Receivables Subsidiary) shall have provided, either directly or indirectly, any other credit support of any kind in connection with such Permitted Receivables Financing, except as set forth in clause (b) of this definition.

“Permitted Receivables Sale Transaction” means customary receivables sale transactions involving the sale of Receivables that is structured as a “true sale”, without recourse to the Company and its Subsidiaries (except for customary representations, warranties, covenants, purchase obligations, indemnities and performance guarantees or undertakings made in connection therewith or as is otherwise customary (as determined by the Company in good faith) for such transactions) to a counterparty pursuant to an accelerated payment program that is not entered into as part of an accounts receivable securitization transaction (including any Permitted Receivables Financing) or any revolving credit or term loan financing transaction and that provides for payment to the Company or one of its Subsidiaries on account of such Receivables prior to the date that such Receivables would otherwise be due; provided that such arrangement shall be on arm’s length terms that are fair and reasonable to the Company and its Subsidiaries (as determined in good faith by the Company).

“Permitted Refinancing Indebtedness” means any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness); provided, that (a) the principal amount (or accreted value or aggregate commitments, if applicable) of such Permitted Refinancing Indebtedness (i) if Refinancing Indebtedness (or aggregate commitments in respect thereof) under the Revolving Credit Agreement, does not exceed $2,000,000,000 and (ii) if Refinancing any other Indebtedness, does not exceed the principal amount (or accreted value or aggregate commitments, if applicable) of the Indebtedness so Refinanced (plus unpaid accrued interest and premium thereon and underwriting discounts, fees, commissions and expenses), (b) [reserved], (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced, (d) no Permitted Refinancing Indebtedness shall have different obligors, or greater guarantees or security, than the Indebtedness being Refinanced and (e) if the Indebtedness being Refinanced is secured by any collateral (whether equally and ratably with, or junior to, the Secured Parties or otherwise), such Permitted Refinancing Indebtedness may be secured by such collateral (including in respect of any proceeds, replacement, renewal of and improvement and accession to such collateral or any collateral pursuant to after-acquired property clauses to the extent any such items secured or would have secured the Indebtedness being Refinanced) on terms no less favorable (including as to seniority and ranking) to the Secured Parties than those contained in the documentation governing the Indebtedness being Refinanced.

“Permitted Warrant Transaction” means any call option, warrant or right to purchase (or substantively equivalent derivative transaction) relating to Company’s common stock (or other securities or property following a merger event, reclassification or other change of the common stock of the Company) sold by the Company substantially concurrently with any purchase by the Company of a Permitted Bond Hedge Transaction and settled in common stock of the Company (or such other securities or property), cash or a combination thereof (such amount of cash determined by reference to the price of Company’s common stock or such other securities or property), and cash in lieu of fractional shares of common stock of the Company.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Company or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Pounds Sterling” or “£” means the lawful currency of the United Kingdom.

“primary obligor” has the meaning assigned to such term in the definition of “Guarantee”.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“QFC” has the meaning assigned to such term in Section 9.20(b).

“QFC Credit Support” has the meaning assigned to such term in Section 9.20.

“Rate Determination Date” means, with respect to any Interest Period, two (2) Eurocurrency Banking Days prior to the commencement of such Interest Period (or such other day as is generally treated as the rate fixing day by market practice in such interbank market, as determined by the Administrative Agent; provided that to the extent that such market practice is not administratively feasible for the Administrative Agent, such other day as otherwise reasonably determined by the Administrative Agent).

“Receivables” means accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries (other than any Receivables Subsidiaries) arising in the ordinary course of business from the sale of goods, leases of goods or rendition of services, including any thereof constituting or evidenced by chattel paper, instruments, accounts (as defined in the UCC) or general intangibles, and any assets related thereto (including, without limitation, all contracts and contract rights, all records and bank accounts, all collateral, all general intangibles, documents, instruments and records, and all guarantees related thereto) and all proceeds and rights (contractual and other) thereof, in each case that are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization, factoring, receivables facility or similar monetization of such assets.

“Receivables Subsidiary” means a wholly-owned Subsidiary of the Company that has been established as a bankruptcy remote special purpose entity for the limited purpose of acquiring and financing Receivables under a Permitted Receivables Financing and that shall not engage in any activities other than in connection with a Permitted Receivables Financing.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

“Reference Period” has the meaning assigned to such term in the definition of “Consolidated EBITDA”.

“Refinance” has the meaning assigned to such term in the definition of “Permitted Refinancing Indebtedness”.

“Register” has the meaning assigned to such term in Section 9.04(b)(iv).

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Relevant Regulator” means the Financial Supervisory Authority to the Central Bank of Iceland or any other entity, agency, body, governmental authority or person that has regulatory or supervisory authority or other similar power in connection with the Offer, the Squeeze-Out Procedure, or the Merger, as applicable.

“Removal Effective Date” has the meaning assigned thereto in Section 8.06(b).

“Required Lenders” means, at any time, Lenders having Commitments and outstanding Loans representing more than 50% of the sum of the total Commitments and outstanding Loans at such time.

“Required Subsidiary” means each Subsidiary of the Borrower that is not an Excluded Subsidiary.

“Resignation Effective Date” has the meaning assigned thereto in Section 8.06(a).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the President, a Vice President or a Financial Officer of the Company.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Company or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Company or any option, warrant or other right to acquire any such Equity Interests in the Company.

“Revolver Amendment Effective Date” means the date on which the Transactions are permitted under the Revolving Credit Agreement (whether as a result of an amendment thereto or a refinancing thereof or otherwise).

“Revolving Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of December 14, 2021, by and among John Bean Technologies Corporation, John Bean Technologies Europe B.V., the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“S&P” means Standard & Poor’s Ratings Services, a division of S&P Global Inc. and any successor thereto.

“Sale and Leaseback Transaction” means any sale or other transfer of any property or asset by any Person with the intent to lease such property or asset as lessee.

“Sanctioned Country” means at any time, a country, region or territory which is itself the subject or target of any Sanctions (including, as of the Effective Date, Cuba, Iran, North Korea, Syria, Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC (including OFAC’s Specially Designated Nationals and Blocked Persons List and OFAC’s Consolidated Non-SDN List), the U.S. Department of State, the United Nations Security Council, the European Union, any European member state, His Majesty’s Treasury, or other relevant sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country, (c) any Person owned or controlled by, or acting or purporting to act for or on behalf of, directly or indirectly, any such Person or Persons described in clauses (a) and (b), including a Person that is deemed by OFAC to be a Sanctions target based on the ownership of such legal entity by Sanctioned Person(s) or (d) any Person otherwise a target of Sanctions, including vessels and aircraft, that are designated under any Sanctions program.

“Sanctions” means any and all economic or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and restrictions and anti-terrorism laws, including, but not limited to those imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC or the U.S. Department of State), the European Union, any European member state, His Majesty’s Treasury, the United Nations Security Council or other relevant sanctions authority in any jurisdiction in which (a) the Borrower or any of their Subsidiaries or Affiliates is located or conducts business, (b) in which any of the proceeds of the extensions of credit will be used, or (c) from which repayment of the extensions of credit will be derived.

“Screen Rate” means, for any Eurocurrency Loan denominated in Euros, the EURIBOR Rate.

“SEC” means the United States Securities and Exchange Commission.

“Secured Net Leverage Ratio” means the ratio of (a) Consolidated Secured Indebtedness as of such date less the sum of (i) 100% of Unrestricted Cash of the Company and its Domestic Subsidiaries held in the United States and (ii) 90% of Unrestricted Cash of the Company and its Subsidiaries held outside of the United States to (b) Consolidated EBITDA for the most recently ended period of four (4) consecutive fiscal quarters, calculated for the Company and its Subsidiaries on a consolidated basis.

“Secured Obligations” means the Obligations.

“Secured Parties” means, collectively, the Administrative Agent, the Lenders, the Issuing Banks, each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 8.05, any other holder from time to time of any of any Secured Obligations and, in each case, their respective successors and permitted assigns.

“Segregated Financing Proceeds” has the meaning assigned to such term in Section 2.09(b).

“Settlement Agent” means a financial institution, in its capacity as settlement agent for the holders of the Target Shares in connection with the Acquisition, and any successor thereof.

“Solvent” means, in reference to the Company and its Subsidiaries, (i) the fair value of the assets of such Persons, taken as a whole, at a fair valuation, will exceed its debts and liabilities, subordinated, contingent or otherwise; (ii) the present fair saleable value of the property of such Persons, taken as a whole, will be greater than the amount that will be required to pay the probable liability of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) such Persons, taken as a whole, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) such Persons, taken as a whole, will not have unreasonably small capital with which to conduct the business in which they are engaged as such business is now conducted and is proposed to be conducted after the Effective Date.

“specified currency” has the meaning assigned to such term in Section 2.22.

“Specified Segregated Proceeds” has the meaning assigned to such term in Section 4.02(b)(iv).

“Squeeze-Out” means the statutory redemption of Target Shares pursuant to which, subject to certain conditions set forth in Article 110 of the Takeover Act, or Article 24 the Companies Act, as applicable, the Bidder Vehicle may redeem all the Target Shares by requiring the shareholders of the Target who had not previously accepted the Offer to sell the Target Shares owned by them to the Bidder Vehicle.

“Squeeze-Out Procedure” means the procedure to be implemented following the date on which the Bidder Vehicle becomes able, in all respects under Article 110 of the Takeover Act, or Article 24 the Companies Act, as applicable, to redeem and acquire all of the outstanding Target Shares which the Bidder Vehicle has not acquired, contracted to acquire or in respect of which it has not received valid acceptances in connection with the Offer.

“Subordinated Indebtedness” means any Indebtedness of the Company or any Subsidiary the payment of which is contractually subordinated to payment of the obligations under the Loan Documents.

“Subordinated Indebtedness Documents” means any document, agreement or instrument evidencing any Subordinated Indebtedness or entered into in connection with any Subordinated Indebtedness.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the Company, excluding for all purposes of this Agreement (other than as used in the definition of “Captive Finance Subsidiary”) and the other Loan Documents, each Captive Finance Subsidiary.

“Subsidiary Guarantor” means each Subsidiary of the Company party to a Subsidiary Guaranty on the Effective Date or which become a party to a Subsidiary Guaranty pursuant to Section 5.09. The Subsidiary Guarantors on the Effective Date are identified as such in Schedule 3.01.

“Subsidiary Guaranty” means that certain Domestic Subsidiary Guaranty to be executed by each Loan Party in favor of the Administrative Agent, including any and all supplements thereto.

“Supported QFC” has the meaning assigned to such term in Section 9.20.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions (including, without limitation, any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act); provided that (a) no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or the Subsidiaries shall be a Swap Agreement and (b) no Permitted Bond Hedge Transaction or Permitted Warrant Transaction shall be a Swap Agreement.

“Swedish Krona” means the lawful currency of Sweden.

“Takeover Act” means the Icelandic Act on Takeovers No. 108/2007.

“Target” means Marel hf., an Icelandic public limited liability company with the Icelandic registration number 620483-0369 having its registered address at Austurhraun 9, 210 Gardabaer, Iceland.

“Target Debt Repayment” means (a) the repayment in full of all principal, interest, premium and other amounts outstanding or due with respect to the Target’s Indebtedness under (i) the EUR 150,000,000 Term Facility Agreement dated July 17, 2023, among Marel Holding B.V., as the original borrower, the other obligors party thereto, HSBC Continental Europe, as agent, and the other financial institutions party thereto, as amended prior to the Closing Date, (ii) the $300,000,000 Term Facility Agreement dated November 2, 2022, among Marel USA Holding, Inc., as borrower, the other obligors party thereto, HSBC Continental Europe, as agent, and the other financial institutions party thereto, as amended prior to the Closing Date, (iii) the EUR 700,000,000 Revolving Credit Facility Agreement dated February 5, 2020, among Marel Holding B.V. and Marel USA Holding, Inc., as original borrowers, the other obligors party thereto, HSBC Continental Europe, as agent, and the other financial institutions party thereto, as amended prior to the Closing Date, (iv) the Floating Rate Promissory Loan Agreement dated December 7, 2018, among Marel Holding B.V., as borrower, the other obligors party thereto, and UniCredit Bank AG, as amended prior to the Closing Date, (v) the Fixed Rate Promissory Loan Agreement dated December 7, 2018, among Marel Holding B.V., as borrower, the other obligors party thereto, and UniCredit Bank AG, as amended prior to the Closing Date, (vi) the Promissory Note dated as of February 04, 2021, by and among Wenger Manufacturing Inc., as the borrower, and UMB Bank, n.a., as the lender, as amended prior to the Closing Date, (vii) the Promissory Note dated as of

May 31, 2023, by and among Wenger Manufacturing, LLC, as the borrower, and UMB Bank, n.a., as the lender, as amended prior to the Closing Date, (viii) the Business Loan Agreement dated as of December 28, 2016, by and among Wenger Manufacturing Inc., as the borrower, and UMB BANK, n.a., as the lender, as amended prior to the Closing Date, and (ix) the Promissory Note dated as of June 03, 2016, by and among Wenger Manufacturing Inc., as the borrower, and UMB Bank, n.a., as the lender, as amended prior to the Closing Date, (b) the termination of all commitments in respect the foregoing and the cancellation or termination (or cash collateralization or backstop in a manner reasonably satisfactory to the issuing bank thereof) of any letters of credit issued and outstanding thereunder and (c) the termination and/or release of (or customary arrangements reasonably satisfactory to the Lead Arrangers with respect to) all guarantees and security granted in connection with the foregoing.

“Target Material Adverse Effect” means a “Material Adverse Effect” (as defined in the Transaction Agreement as in effect on the date hereof) with respect to the Marel Group (as defined in the Transaction Agreement as in effect on the date hereof).

“Target Shares” has the meaning assigned to such term in the recitals hereto.

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in Euros.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET2) payment system (or, if such payment system ceases to be operative, such other payment system (if any) reasonably determined by the Administrative Agent to be a suitable replacement) for the settlement of payments in Euro.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Total Net Leverage Ratio” means the ratio of (i) Consolidated Funded Indebtedness less the sum of (A) 100% of Unrestricted Cash of the Company and its Domestic Subsidiaries held in the United States and (B) 90% of Unrestricted Cash of the Company and its Subsidiaries held outside of the United States to (ii) Consolidated EBITDA for the period of four (4) consecutive fiscal quarters ending with the end of such fiscal quarter, calculated for the Company and its Subsidiaries on a consolidated basis.

“Transaction Agreement” means that certain Transaction Agreement Relating to the Voluntary Takeover Offer by John Bean Technologies Corporation for Marel hf. dated as of the date hereof, by and among Bidder Vehicle, the Company and the Target.

“Transactions” means, collectively, (a) the consummation of each Offer and of the Acquisition, and if applicable, the Merger or the Squeeze-Out Procedure, (b) refinancing or prepayment of existing debt of the Target and (c) the execution, delivery and performance by the Loan Parties of this Agreement and the other Loan Documents, the borrowing of Loans and other credit extensions, the use of the proceeds thereof and the issuance of any Bank Guarantee.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Eurocurrency Rate.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Special Resolution Regimes” has the meaning assigned to such term in Section 9.20.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.17(f)(ii)(B)(3).

“UCC” means the Uniform Commercial Code as in effect in the State of New York.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unrestricted Cash” means, at any time, cash and Cash Equivalents (other than Cash Equivalents under clauses (k) and (l) of such definition) reflected on the consolidated balance sheet of the Company and its Subsidiaries as of such date to the extent such cash or Cash Equivalent (a) is not subject to any Lien (other than a Lien in favor of the Administrative Agent for the benefit of the Secured Parties or clause (j) of the definition of “Permitted Encumbrances”) or any restriction as to its use or (b) constitutes Segregated Financing Proceeds, subject to no other Liens other than Liens permitted under Section 6.02(b) and/or clause (j) of the definition of “Permitted Encumbrances”.

“US Collateral Agreement” means the US Collateral Agreement in substantially the form of Exhibit H or in another form reasonably satisfactory to the Administrative Agent, to be executed by the Loan Parties in favor of the Administrative Agent, for the ratable benefit of the Secured Parties.

“Voluntary Tender Offer” means a voluntary takeover offer submitted in accordance with the Takeover Act for the Target Shares.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

SECTION 1.02 Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Type (e.g., a “Eurocurrency Loan”). Borrowings also may be classified and referred to by Type (e.g., a “Eurocurrency Borrowing”).

SECTION 1.03 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “law” shall be construed as referring to all statutes, rules, regulations, codes and other laws (including official rulings and interpretations thereunder having the force of law or with which affected Persons customarily comply), and all judgments, orders and decrees, of all Governmental Authorities. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), (c) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignment set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Company notifies the Administrative Agent that the Company requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Company that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made (i) without giving effect to any election under FASB ASC 825-10-25 (or any other FASB ASC principle having a similar result or effect) to value any Indebtedness or other liabilities of the Company or any Subsidiary at “fair value”, as defined therein and (ii) without giving effect to any treatment of Indebtedness in respect of convertible debt instruments under FASB ASC 470-20 (or any other FASC ASC principle having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof. Notwithstanding any change in GAAP after the Effective Date, (A) all obligations of any Person that are or would have been treated as operating leases for purposes of GAAP prior to the effectiveness of FASB ASC 842 shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations for purposes of this Agreement (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with FASB ASC 842 (on a prospective or retroactive basis or otherwise) to be treated as Capital Lease Obligations in the financial statements and (B) all financial statements delivered to the Administrative Agent hereunder shall contain a schedule showing the modifications necessary to reconcile the adjustments made pursuant to clause (A) above with such financial statements.

SECTION 1.05 UCC Terms; Rounding. Terms defined in the UCC in effect on the Effective Date and not otherwise defined herein shall, unless the context otherwise indicates, have the meanings provided by those definitions. Subject to the foregoing, the term “UCC” refers, as of any date of determination, to the UCC then in effect. Any financial ratios required to be maintained pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio or percentage is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

SECTION 1.06 Limited Condition Acquisitions. In the event that the Company notifies the Administrative Agent in writing that any proposed Permitted Acquisition (other than the Acquisition) or other investment permitted under Section 6.04 is a Limited Condition Acquisition and that the Company wishes to test the conditions to such Limited Condition Acquisition, then, so long as agreed to by the Administrative Agent, the following provisions shall apply:

(a) any condition to such Limited Condition Acquisition that requires that no Default or Event of Default shall have occurred and be continuing at the time of such Limited Condition Acquisition shall be satisfied if (i) no Default or Event of Default shall have occurred and be continuing at the time of the execution of the definitive purchase agreement, merger agreement or other acquisition agreement governing such Limited Condition Acquisition and (ii) no Event of Default under any of Sections 7.01(a), 7.01(b), 7.01(h) or 7.01(i) shall have occurred and be continuing both before and after giving effect to such Limited Condition Acquisition and any Indebtedness incurred in connection therewith;

(b) any financial ratio test or condition, may upon the written election of the Company delivered to the Administrative Agent prior to the execution of the definitive agreement for such Limited Condition Acquisition, be tested either (i) upon the execution of the definitive agreement with respect to such Limited Condition Acquisition or (ii) upon the consummation of the Limited Condition Acquisition and related incurrence of Indebtedness, in each case, after giving effect to the relevant Limited Condition Acquisition and related incurrence of Indebtedness, on a pro forma basis; provided that the failure to deliver a notice under this Section 1.06(b) prior to the date of execution of the definitive agreement for such Limited Condition Acquisition shall be deemed an election to test the applicable financial ratio under sub-clause (ii) of this Section 1.06(b); and

(c) if the Company has made an election with respect to any Limited Condition Acquisition to test a financial ratio test or condition at the time specified in clause (c)(i) of this Section, then in connection with any subsequent calculation of any ratio or basket on or following the relevant date of execution of the definitive agreement with respect to such Limited Condition Acquisition and prior to the earlier of (i) the date on which such Limited Condition Acquisition is consummated or (ii) the date that the definitive agreement for such Limited Condition Acquisition is terminated or expires without consummation of such Limited Condition Acquisition, any such ratio or basket shall be required to be satisfied on a pro forma basis assuming such Limited Condition Acquisition and other transactions in connection therewith (including the incurrence or assumption of Indebtedness) have been consummated.

The foregoing provisions shall apply with similar effect during the pendency of multiple Limited Condition Acquisitions such that each of the possible scenarios is separately tested.

SECTION 1.07 Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

ARTICLE II

The Credits

SECTION 2.01 Commitments. (a) Subject to the terms and conditions set forth herein, each Lender having a Commitment agrees to make Loans to the Borrower in the Agreed Currency during the Certain Funds Period; provided that (i) the aggregate principal amount of Loans funded shall not exceed the lesser of (x) the Aggregate Commitment, minus the aggregate amount of Segregated Financing Proceeds that were not previously applied to reduce the Commitments pursuant to Section 2.09(b) and (y) the maximum amount that would not cause the Aggregate Commitment (giving effect to the reduction contemplated by Section 2.09(a)) to be less than the Bank Guarantee Exposure (giving effect to the application of the proceeds of such Loans), (ii) the aggregate principal amount of Loans funded by any Lender shall not exceed the aggregate amount of such Lender’s Commitments, and (iii) not more than three drawings of Loans (other than Loans drawn or deemed to have been drawn to finance the payment of any Bank Guarantee Claimed Amount or any Bank Guarantee Disbursement) shall be permitted during the Certain Funds Period. If, at 5:00 p.m. on the last day of the Certain Funds Period, no Loans have been made hereunder and with respect to any Bank Guarantee that has been issued, no Issuing Bank is unreimbursed for any Bank Guarantee Disbursement and all Bank Guarantees shall have expired or terminated, this Agreement and the other Loan Documents shall be terminated and shall be of no further force and effect, except for those provisions hereof and thereof which by their express terms survive such termination. Within the foregoing limits and subject to the terms and conditions set forth herein, the

Borrower may repay or prepay the Loans. Amounts repaid or prepaid under this Section 2.01 may not be reborrowed. Immediately upon funding of any Loans (including, for the avoidance of doubt, any funding or deemed funding of Loans in accordance with Section 2.01(b) or 2.28(c)), the Commitments hereunder shall be reduced on a dollar-for-dollar basis by the principal amount of Loans so funded.

(b) Notwithstanding anything to the contrary and provided that the Bank Guarantee Expiry Date has not occurred in respect of all Bank Guarantees, if, at 11:00 a.m. on July 2, 2025, which date will be automatically extended to October 2, 2025 if the Drop Dead Date is extended to the Extended Drop Dead Date (each, as defined in the Transaction Agreement as in effect on the date hereof and in accordance therewith), no Borrowing Request has been submitted by the Borrower to the Administrative Agent pursuant to the terms of this Agreement requesting a Borrowing on the last day of such Certain Funds Period in an aggregate principal amount sufficient to cash collateralize 100% of the Bank Guarantee Exposure, if any, the Borrower shall be deemed to have submitted a Borrowing Request requesting a Borrowing of Loans on the last day of the Certain Funds Period for the purpose of cash collateralizing 100% of the Bank Guarantee Exposure, in an aggregate principal amount equal to 100% of the Bank Guarantee Exposure, which Loans shall be made by the Lenders on the last day of such Certain Funds Period to cash collateralize 100% of the Bank Guarantee Exposure pursuant to the procedures set forth in Section 2.28(g), it being understood that such Borrowing on the last day of such Certain Funds Period to cash collateralize the Bank Guarantee Exposure shall not be subject to the conditions set forth in Section 4.02.

(c) As more fully set out in Section 2.28, the Issuing Banks agree to make available for the account of the Company or any of its Subsidiaries Bank Guarantees in Euro in an aggregate principal amount not to exceed the Aggregate Unused Commitment from time to time until the end of the Certain Funds Period.

(d) For the avoidance of doubt, the Commitments shall be “blocked” and unavailable for drawings of Loans pursuant to Section 2.01(a) in an aggregate amount equal to the Segregated Financing Proceeds minus any portion of the Segregated Financing Proceeds that were previously applied to reduce the Commitments pursuant to Section 2.09(b).

SECTION 2.02 Loans and Borrowings. (a) Each Loan shall be made as part of a Borrowing consisting of Loans of the same Type made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b) Subject to Section 2.14, each Borrowing shall be comprised entirely of Eurocurrency Loans. Each Lender at its option may make any Loan, to the extent it is obligated to make the same hereunder, by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan (and in the case of an Affiliate, the provisions of Sections 2.14, 2.15, 2.16 and 2.17 shall apply to such Affiliate to the same extent as to such Lender); provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(c) At the commencement of each Interest Period for any Eurocurrency Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of €500,000 and not less than €1,000,000; provided that a Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Aggregate Commitment or that is required to finance the cash collateralization of the Bank Guarantee Exposure as contemplated by Section 2.01(b) or the payment of a Bank Guarantee Claimed Amount or Bank Guarantee Disbursement as contemplated by Section 2.28(c). Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of five (5) Eurocurrency Borrowings (other than Borrowings of Loans drawn or deemed to have been drawn to repay any Bank Guarantee Disbursements) outstanding in the aggregate.

(d) Notwithstanding any other provision of this Agreement, no Borrower shall be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

(e) For the avoidance of doubt, the Borrower may make up to three borrowings of Loans (other than Loans drawn or deemed to have been drawn to repay any Bank Guarantee Disbursements), and up to two issues of Bank Guarantee (including the Initial Bank Guarantee) may be made, in each case from time to time, during the Certain Funds Period.

SECTION 2.03 Requests for Borrowings. To request a Borrowing, the Borrower shall notify the Administrative Agent of such request by irrevocable written notice (via a written Borrowing Request signed by the Borrower promptly followed by telephonic confirmation of such request) not later than 11:00 a.m., Local Time at least four (4) Eurocurrency Banking Days before such Eurocurrency Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request signed by the Company. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i) the aggregate amount of the requested Borrowing;

(ii) the date of such Borrowing, which shall be a Business Day;

(iii) the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

(iv) whether the requested Borrowing will constitute an Offer Consideration Loan; and

(v) in the case of Loans that are not Offer Consideration Loans (and are not made or deemed made for the purpose of reimbursing a Bank Guarantee Disbursement), the location and number of the account to which funds are to be disbursed, which shall comply with the requirements of Section 2.07.

If no Interest Period is specified with respect to any requested Eurocurrency Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing. A Borrowing Request received after 11:00 a.m. Local Time shall be deemed received on the next Business Day or Eurocurrency Banking Day, as applicable.

SECTION 2.04 [Reserved].

SECTION 2.05 [Reserved].

SECTION 2.06 [Reserved].

SECTION 2.07 Funding of Borrowings. (a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 10:00 a.m., London Time. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower in the relevant jurisdiction and designated by the Borrower in the applicable Borrowing Request; provided that (x) the proceeds of Offer Consideration Loans shall be remitted by the Administrative Agent to the shareholders of the Target or one or more of their appointed settlement agents, (y) the proceeds of Loans made or deemed made to cash collateralize any Bank Guarantee Exposure shall be remitted by the Administrative Agent to the Bank Guarantee Collateral Account and (z) the proceeds of Loans made or deemed made to finance the payment of a Bank Guarantee Claimed Amount or Bank Guarantee Disbursement as provided in Section 2.28(c) shall be remitted by the Administrative Agent to the relevant Issuing Bank.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Overnight Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to such Borrowing. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.

SECTION 2.08 Interest Elections. (a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower may elect to, upon the expiration of any Interest Period, continue any such Eurocurrency Borrowing as Eurocurrency Borrowing, as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election (by irrevocable written notice (via an Interest Election Request signed by the Borrower)) by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request signed by the Borrower. Notwithstanding any contrary provision herein, this Section shall not be construed to permit the Borrower to (i) change the currency of any Borrowing, (ii) elect an Interest Period for Eurocurrency Loans that does not comply with Section 2.02(d) or (iii) convert any Borrowing to a Borrowing of a Type not available.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) [reserved]; and

(iv) the Interest Period to be applicable thereto after giving effect to such election, which Interest Period shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurocurrency Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period in the case of a Borrowing denominated in Euro in respect of which the Borrower shall have failed to deliver a timely Interest Election Request, such Borrowing shall automatically continue as a Eurocurrency Borrowing in the same Agreed Currency with an Interest Period of one month at the end of such Interest Period unless such Eurocurrency Borrowing is or was repaid in accordance with Section 2.11. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Company, then, so long as an Event of Default is continuing, unless repaid, each Eurocurrency Borrowing, and each shall automatically be continued as a Eurocurrency Borrowing with an Interest Period of one month at the end of the applicable Interest Period therefor.

SECTION 2.09 Termination and Reduction of Commitments. (a) The Commitments shall automatically terminate on the last day of the Certain Funds Period after giving effect to any borrowings on such day. On the date that is the 5th Business Day following the last day of the settlement period of a Voluntary Tender Offer pursuant to the Offer Documents and Article 103(7) of the Takeover Act, the Commitments shall be automatically reduced by the amount of any cash consideration paid to the holders of the Target Shares in connection with such Voluntary Tender Offer (without duplication of reductions in respect of any Borrowings made hereunder); provided that after giving effect to such reduction the Aggregate Commitment shall not be less than the Bank Guarantee Exposure.

(b) In the event that the Borrower receives any Net Cash Proceeds arising from any Equity Issuance or the Borrower or any of its Subsidiaries receives any Net Cash Proceeds arising from any Debt Issuance, in each case which Net Cash Proceeds are received during the period commencing on the Effective Date and ending on the earlier to occur of the termination of the Commitments and the last day of the Certain Funds Period, then (i) the Borrower shall deposit all such Net Cash Proceeds into a customary escrow account or otherwise into a segregated account to be applied solely for the purpose of consummating the Transactions (including, for the avoidance of doubt, reimbursing disbursements under or cash collateralizing any Bank Guarantee) or repaying principal of or paying any interest with respect to any Debt Issuance giving rise to such Net Cash Proceeds, as applicable (such escrowed or segregated Net Cash Proceeds, the “Segregated Financing Proceeds”), and (ii) (A) to the extent such Net Cash Proceeds are received on or before the Initial Borrowing Date, the Commitments then outstanding shall be automatically reduced in an amount equal to the lesser of (x) 100% of such Net Cash Proceeds and (y) the amount by which the Aggregate Commitment (immediately before such reduction) exceeds the Bank Guarantee Exposure, on the date of receipt by the Borrower or, as applicable, any Subsidiary of the Borrower of such Net Cash Proceeds or (B) to the extent such Net Cash Proceeds are received after the Initial Borrowing Date, such Net Cash Proceeds shall be applied, (1) first, to prepay the Loans pursuant to Section 2.11(b)(ii) and (2) second, to reduce the Commitments then outstanding (and the Commitments shall be deemed automatically reduced on the date of receipt by the Borrower or, as applicable, any Subsidiary of the Borrower of such Net Cash Proceeds in an amount equal to the lesser of (x) 100% of such Net Cash Proceeds, minus the aggregate principal amount of the Loans to be applied pursuant to clause (1) and (y) the amount by which the Aggregate Commitment (immediately before such reduction) exceeds the Bank Guarantee Exposure. The Borrower shall promptly notify the Administrative Agent of the receipt by the Borrower, or, as applicable, any Subsidiary of the Borrower, of such Net Cash Proceeds from any Equity Issuance or Debt Issuance, and such notice shall be accompanied by a reasonably detailed calculation of the Net Cash Proceeds received.

(c) The Company may at any time terminate, or from time to time reduce, the Commitments; provided that (i) each reduction of the Commitments shall be in an amount that is an integral multiple of €1,000,000 and not less than €5,000,000 and (ii) the Company shall not terminate or reduce the Commitments if immediately after giving effect thereto the Bank Guarantee Exposure would exceed the Aggregate Commitment.

(d) The Company shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (c) of this Section at least three (3) Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Company pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Company may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Company (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments pursuant to this Section 2.09 shall be made ratably among the Lenders in accordance with their respective Commitments.

SECTION 2.10 Repayment of Loans; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan made to the Borrower on the Maturity Date in the currency of such Loan.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Agreed Currency and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it to the Borrower be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein (or its registered assigns).

SECTION 2.11 Prepayment of Loans.

(a) Voluntary Prepayment. The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with the provisions of this Section 2.11(a). The Company shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurocurrency Borrowing, not later than 11:00 a.m., Local Time at least four (4) Eurocurrency Banking Days before prepayment of such Eurocurrency Loan. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount and currency of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by

Section 2.09, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.09. A notice of prepayment received after the applicable time set forth above shall be deemed received on the next Business Day or Eurocurrency Banking Day, as applicable. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by (i) accrued interest to the extent required by Section 2.13 and (ii) break funding payments pursuant to Section 2.16.

(b) Mandatory Prepayment.

(i) If at any time, the sum of the Bank Guarantee Exposure shall exceed the Aggregate Commitment at such time, the Borrower shall immediately cash collateralize Bank Guarantee Exposure pursuant to the procedures set forth in Section 2.28(g), as applicable, in an aggregate principal amount sufficient to eliminate such excess.

(ii) In the event that, on or after the Effective Date, the Borrower receives any Net Cash Proceeds arising from any Equity Issuance or the Borrower or any of its Subsidiaries receives any Net Cash Proceeds arising from any Debt Issuance, then, except to the extent such Net Cash Proceeds have been applied to reduce the Commitments pursuant to Section 2.09(b)(ii) or 4.02(b)(iv), the Borrower shall prepay the Loans in an amount equal to 100% of such Net Cash Proceeds not later than three (3) Business Days following the later of (x) the Initial Borrowing Date and (y) the receipt by the Borrower or any such Subsidiary of such Net Cash Proceeds; provided that, for the avoidance of doubt, such Net Proceeds may be used to prepay the Loans via disbursement authorization at the time of such Equity Issuance or Debt Issuance. The Borrower shall promptly (and not later than the date of receipt thereof) notify the Administrative Agent of the receipt by the Borrower or, as applicable, any of its Subsidiaries, of such Net Cash Proceeds from any Equity Issuance or Debt Issuance, and such notice shall be accompanied by a reasonably detailed calculation of the Net Cash Proceeds.

(iii) Each prepayment of Loans shall be applied ratably and shall be accompanied by accrued interest and fees on the amount prepaid to the date fixed for prepayment, plus any amounts due to the Lenders under Section 2.16.

(c) Limitation on Prepayment of Eurocurrency Loans. The Borrower may not prepay any Eurocurrency Borrowings on any day other than on the last day of the Interest Period applicable thereto, unless such prepayment is accompanied by any amount required to be paid pursuant to Section 2.16 hereof.

SECTION 2.12 Fees. (a) On each of the 90th, 180th and 270th days after the Initial Borrowing Date, the Company agrees to pay to the Administrative Agent for the account of each Lender a Duration Fee.

(b) The Company agrees to pay to the Administrative Agent and the Lead Arrangers, for their own respective accounts, fees payable in the amounts and at the times separately agreed upon in writing between the Company and the Administrative Agent and/or the Lead Arrangers.

(c) All fees payable hereunder shall be paid on the dates due, in Euro and immediately available funds, to the Administrative Agent for the account of the Persons entitled to such fees. Fees paid shall not be refundable under any circumstances.

SECTION 2.13 Interest. (a) [Reserved].

(b) The Loans comprising each Eurocurrency Borrowing shall bear interest at the applicable Eurocurrency Rate for the Interest Period in effect for the applicable Borrowing plus the Applicable Margin.

(c) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the rate otherwise applicable to Eurocurrency Loans as provided in the preceding paragraphs of this Section. Interest shall continue to accrue on the Obligations after the filing by or against the Borrower of any petition seeking any relief in bankruptcy or under any Debtor Relief Law.

(d) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand and (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

(e) All interest hereunder shall be computed on the basis of a year of 360 days. The Eurocurrency Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

SECTION 2.14 EURIBOR Discontinuation.

(a) Subject to paragraph (d) below, any amendment, replacement or waiver proposed by the Company and delivered in writing to the Administrative Agent which relates to a change to (i) the EURIBOR Rate (the “Benchmark Rate”) or (ii) the method of calculation of the Benchmark Rate (in each case including any amendment, replacement or waiver to the definition of “EURIBOR” or “EURIBOR Rate”), including an alternative or additional page, service or method for the determination thereof, or which relates to aligning any provision of a Loan Document (including making appropriate adjustments to this Agreement for basis, duration, time and periodicity for determination of the Benchmark Rate for any Interest Period and making other consequential and/or incidental changes) (a “Benchmark Rate Change”), notified by the Company to the Administrative Agent, may and shall be made provided that (unless otherwise agreed between the Company and the Required Lenders) either the Administrative Agent has made a Prevailing Market Determination or no Required Lender Objection has occurred and is continuing in respect thereof.

(b) If no Benchmark Rate Change has been made or implemented pursuant to paragraph (a) above and the Company or the Administrative Agent (acting on the instructions of the Required Lenders) requests the making of a Benchmark Rate Change and notifies the Administrative Agent or the Company (as applicable) thereof, then the Company and the Administrative Agent (acting on the instructions of the Required Lenders) shall enter into consultations in respect of a Benchmark Rate Change in accordance with the terms of paragraph (d) below; provided, that if such Benchmark Rate Change cannot be agreed upon by the earlier of (x) the end of a consecutive period of thirty (30) days and (y) the date which is five (5) Business Days before the end of the current Interest Period, (or in the case of a new Loan or Bank Guarantee, the date which is five (5) Business Days before the date upon which the Borrowing Request will be served, as notified by the Company to the Administrative Agent), the Benchmark Rate applicable to any Lender’s share of a Loan or Bank Guarantee for each Interest Period which commences after the Trigger Date and prior to (or during) the date on which a Benchmark Rate Change has been agreed shall (unless otherwise agreed by the Company and the Administrative Agent (acting on the instructions of the Required Lenders participating in the applicable Loan or Bank Guarantee)) be replaced by the rate certified to the Administrative Agent by that Lender as soon as practicable (and in any event by the date falling two (2) Business Days before the date on which interest is due to be paid in respect of the relevant Interest Period) to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in that Loan or Bank Guarantee in the relevant interbank market.

(c) Notwithstanding the definitions of “EURIBOR” or “EURIBOR Rate” or any other term of any Loan Document, the Administrative Agent may from time to time (with the prior written consent of the Company) specify a Benchmark Rate Change for any currency for the purposes of the Loan Documents, and each Lender authorizes the Administrative Agent to make such specification.

(d) Notwithstanding the other provisions of this Section 1.09, no Benchmark Rate Change or other amendments or waivers in connection therewith shall be made without the prior written consent of the Company (which may be given, withheld, conditioned or delayed in its sole and absolute discretion and shall not, under any circumstances, be deemed given) which:

(i) would result in an increase in the weighted average cost of the applicable Loan or Bank Guarantee (whether by an increase in the Applicable Percentage, fees or otherwise but taking into account, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of any Benchmark Rate Change to such applicable Loan or Bank Guarantee (including any spread adjustment to reflect the differential between the weighted average Benchmark Rate before and after such Benchmark Rate Change)) to the Borrower;

(ii) are a change to the date of an Interest Payment Date;

(iii) would result in the Company or any of its Subsidiaries being subject to more onerous obligations under the Loan Documents;

(iv) would result in any rights or benefits of the Company or any of its Subsidiaries under the Loan Documents being lost or reduced; or

(v) would include a credit spread adjustment (or similar), payment of breakage costs or a fallback cost of funds for market disruption.

(e) The Administrative Agent is authorized and instructed by each Secured Party (without any consent, sanction, authority or further confirmation from them) to execute any such amendments (including any Conforming Changes) to the Loan Documents in connection with a Benchmark Rate Change (and shall do so on the request of and at the cost of the Company) and to make any Prevailing Market Determination requested by the Company.

(f) For the purposes of this Section 2.14:

“Prevailing Market Determination” shall mean a determination by the Administrative Agent (that shall be made by the Administrative Agent acting in good faith and promptly) in relation to the provisions of any document or any Benchmark Rate Change, where such determination shall be given if such provisions broadly reflect at such time any prevailing London or European market position for loans in Euros.

“Required Lender Objection” shall mean, in respect of a document, supplement, proposal, request or amendment in relation to this Agreement or any other Loan Document, that such document, supplement, proposal, request or amendment has been rejected by the Required Lenders, in each case by 11:00 a.m. New York time on the date falling five (5) Business Days (or such longer period which the Company notifies to the Administrative Agent) after the date on which the Company (or its affiliates) delivers the relevant document, supplement, proposal, request or amendment to the Administrative Agent. Unless the Company notifies the Administrative Agent; provided, that (at the option of the Company) the Loans, Bank Guarantee Exposure and unused Commitments, as applicable, of any Defaulting Lender shall be disregarded in the determination of Required Lenders.

“Trigger Date” in respect of a Benchmark Rate means the earliest of:

(i) the date upon which the administrator of that Benchmark Rate publicly announces that it has ceased to provide that Benchmark Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Benchmark Rate; or

(ii) the date upon which the supervisor of the administrator of that Benchmark Rate publicly announces that such Benchmark Rate has been permanently or indefinitely discontinued.

SECTION 2.15 Increased Costs. (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender or any Issuing Bank;

(ii) impose on any Lender or any Issuing Bank or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Bank Guarantee or participation therein; or

(iii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making or maintaining any such Loan or of maintaining its obligation to make any Loan or to increase the cost to such Lender, such Issuing Bank or such other Recipient of participating in, issuing, or maintaining any Bank Guarantee or to reduce the amount of any sum received or receivable by such Lender, such Issuing Bank or such other Recipient hereunder, whether of principal, interest or otherwise, then the Borrower will pay to such Lender, such Issuing Bank or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, such Issuing Bank or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender or any Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Bank Guarantees held by, such Lender, or the Bank Guarantees issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the applicable Borrower will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or such Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Company and shall be conclusive absent manifest error. The Company shall pay such Lender or such Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender or any Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or such Issuing Bank’s right to demand such compensation; provided that the Company shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or such Issuing Bank, as the case may be, notifies the Company of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or such Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e) All of the obligations of the Loan Parties under this Section 2.15 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

SECTION 2.16 Break Funding Payments. In the event of (a) the payment of any principal of any Eurocurrency Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or as a result of any prepayment pursuant to Section 2.11), (b) the conversion of any Eurocurrency Loan other than on the last day of the Interest Period applicable thereto or (c) the failure to borrow, convert, continue or prepay any Eurocurrency Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.11(a) and is revoked in accordance therewith) or the failure to make any payment when due of any amount due hereunder in connection with a Eurocurrency Loan, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense (but not lost profits) attributable to such event. Such loss, cost or expense to any Lender shall be, in the case of a Eurocurrency Borrowing, deemed to include an amount determined by such Lender in its sole discretion, to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Eurocurrency Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid (whether or not such bid was in fact submitted), at the commencement of such period, for deposits in the relevant currency of a comparable amount and period from other banks for Eurocurrency Loans in the London or other applicable offshore interbank market for such currency, and using any reasonable attribution or averaging methods which such Lender deems appropriate and practical. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower (through the Administrative Agent) and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

SECTION 2.17 Taxes. (a) Payment Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.17) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(c) Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, if any, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Indemnification by the Loan Parties. The Loan Parties shall indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) Status of Lenders. (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.17(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person:

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals or copies of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable;

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals or copies of IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed originals or copies of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit D-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” related to the Borrower described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals or copies of IRS Form W-8BEN-E; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals or copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit D-2 or Exhibit D-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit D-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals or copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Company and the Administrative Agent in writing of its legal inability to do so.

For the purposes of this Section 2.17(f), the Administrative Agent shall be treated as a Lender, except that the Administrative Agent shall be required to deliver the forms and documentation specified in this Section 2.17(f) to the Company.

(g) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h) Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(i) Defined Terms. For purposes of this Section 2.17, the term “Lender” includes the Issuing Banks and the term “applicable law” includes FATCA.

SECTION 2.18 Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a) The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of Bank Guarantee Disbursements, or of amounts payable under Section 2.15, 2.16 or 2.17, or otherwise) prior to 12:00 noon, Local Time, in the city of the Administrative Agent’s Eurocurrency Payment Office for such currency, in each case on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made (i) unless expressly specified otherwise, in Euro and (ii) to the Administrative Agent’s Eurocurrency Payment Office for such currency except payments to be made directly to an Issuing Bank as expressly provided herein and except that payments pursuant to Section 2.15, 2.16, 2.17 and 9.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments denominated in the same currency received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. Notwithstanding the foregoing provisions of this Section, if, after the making of any Borrowing in Euro, currency control or exchange regulations are imposed in the country which issues such currency with the result that the type of currency in which the Borrowing was made (the “Original Currency”) no longer exists or the Borrower is not able to make payment to the Administrative Agent for the account of the Lenders in such Original Currency, then all payments to be made by the Borrower hereunder in such currency shall instead be made when due in Dollars in an amount equal to the Dollar Amount (as of the date of repayment) of such payment due, it being the intention of the parties hereto that the Borrower take all risks of the imposition of any such currency control or exchange regulations.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed Bank Guarantee Disbursements, interest and fees then due hereunder from the Borrower, such funds shall be applied as set forth in Section 7.03.

(c) If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in Bank Guarantee Disbursements resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans, participations in Bank Guarantee Disbursements and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in Bank Guarantee Disbursements of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in Bank Guarantee Disbursements; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in Bank Guarantee Disbursements to any assignee or participant, other than to the Company or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Banks hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Banks, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Banks, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Overnight Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.06(d) or (e), 2.07(b), 2.18(d) or 9.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender and for the benefit of the Administrative Agent or the applicable Issuing Bank to satisfy such Lender’s obligations to it under such Section until all such unsatisfied obligations are fully paid and/or (ii) hold any such amounts in a segregated account over which the Administrative Agent shall have exclusive control as cash collateral for, and application to, any future funding obligations of such Lender under any such Section; in the case of each of clauses (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

SECTION 2.19 Mitigation Obligations; Replacement of Lenders. (a) If any Lender or Issuing Bank requests compensation under Section 2.15, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender or Issuing Bank pursuant to Section 2.17, then such Lender or Issuing Bank shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans or Bank Guarantees hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Sections 2.15 or 2.17, as the case may be, in the future and (ii) would not subject such Lender or Issuing Bank to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or Issuing Bank. The Company hereby agrees to pay all reasonable costs and expenses incurred by any Lender or Issuing Bank in connection with any such designation or assignment.

(b) If (i) any Lender or Issuing Bank requests compensation under Section 2.15, (ii) any Loan Party is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender or Issuing Bank pursuant to Section 2.17 or (iii) any Lender or Issuing Bank becomes a Defaulting Lender, then the Company may, at its sole expense and effort, upon notice to such Lender or Issuing Bank and the Administrative Agent, require such Lender or Issuing Bank to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights (other than its existing rights to payments pursuant to Sections 2.15 or 2.17) and obligations under the Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender or Issuing Bank, if a Lender or Issuing Bank accepts such assignment); provided that (i) the Company shall have received the prior written consent of the Administrative Agent and each Issuing Bank, which consent shall not unreasonably be withheld, (ii) such Lender or Issuing Bank shall have received payment of an amount equal to the outstanding principal of its Loans or Bank Guarantees, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Company (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. A Lender or Issuing Bank shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or Issuing Bank or otherwise, the circumstances entitling the Company to require such assignment and delegation cease to apply.

SECTION 2.20 [Reserved].

SECTION 2.21 [Reserved].

SECTION 2.22 Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due from the Borrower hereunder in the currency expressed to be payable herein (the “specified currency”) into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the specified currency with such other currency at the Administrative Agent’s main New York City office on the Business Day preceding that on which final, non-appealable judgment is given (which exchange rate may be the Exchange Rate). The obligations of the Borrower in respect of any sum due to any Lender or the Administrative Agent hereunder shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Business Day following receipt by such Lender or the Administrative Agent (as the case may be) of any sum adjudged to be so due in such other currency such Lender or the Administrative Agent (as the case may be) may in accordance with normal, reasonable banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to such Lender or the Administrative Agent, as the case may be, in the specified currency, the Borrower agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender or the Administrative Agent, as the case may be, against such loss, and if the amount of the specified currency so purchased exceeds (a) the sum originally due to any Lender or the Administrative Agent, as the case may be, in the specified currency and (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Lender under Section 2.18, such Lender or the Administrative Agent, as the case may be, agrees to remit such excess to the Borrower.

SECTION 2.23 Senior Debt. The Company hereby designates all Obligations now or hereinafter incurred or otherwise outstanding, and agrees that the Obligations shall at all times constitute, senior indebtedness and designated senior indebtedness, or terms of similar import, which are entitled to the benefits of the subordination provisions of all Subordinated Indebtedness.

SECTION 2.24 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) fees shall cease to accrue on the Commitment of such Defaulting Lender pursuant to Section 2.12(a);

(b) the Commitment and Loans of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 9.02); provided, that, except as otherwise provided in Section 9.02, this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender directly affected thereby;

(c) if any Bank Guarantee Exposure exists at the time such Lender becomes a Defaulting Lender then:

(i) all or any part of the Bank Guarantee Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent the sum of all non-Defaulting Lenders’ Bank Exposures does not exceed the Aggregate Unused Commitment of all non-Defaulting Lenders; and

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Company shall within one (1) Business Day following notice by the Administrative Agent cash collateralize for the benefit of each Issuing Bank with outstanding Bank Guarantees the Borrower’s obligations corresponding to such Defaulting Lender’s Bank Guarantee Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.28(g) for so long as such Bank Guarantee Exposure is outstanding; and

(d) so long as such Lender is a Defaulting Lender, no Issuing Bank shall be required to issue or increase any Bank Guarantee, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding Bank Guarantee Exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Company in accordance with Section 2.24(c), and participating interests in any newly issued or amended Bank Guarantee shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.24(c)(i) (and such Defaulting Lender shall not participate therein).

(e) if (i) a Bankruptcy Event with respect to a Parent of any Lender shall occur following the date hereof and for so long as such event shall continue or (ii) any Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, such Issuing Bank shall not be required to issue, amend or increase any Bank Guarantee, unless such Issuing Bank shall have entered into arrangements with the Company or such Lender, satisfactory to such Issuing Bank, to defease any risk to it in respect of such Lender hereunder.

(f) in the event that the Administrative Agent, the Company and the Issuing Banks each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Bank Guarantee Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment.

SECTION 2.25 Illegality. If, in any applicable jurisdiction, the Administrative Agent, any Issuing Bank or any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Administrative Agent, any Issuing Bank or any Lender to (a) perform any of its obligations hereunder or under any other Loan Document, (b) to fund or maintain its participation in any Loan or Bank Guarantee or (c) issue, make, maintain, fund or charge interest or fees with respect to any credit extension to the Borrower who is organized under the laws of a jurisdiction other than the United States, a State thereof or the District of Columbia, such Person shall promptly notify the Administrative Agent, then, upon the Administrative Agent notifying the Company, and until such notice by such Person is revoked, any obligation of such Person to issue, make, maintain, fund or charge interest or fees with respect to any such credit extension shall be suspended, and to the extent required by applicable law, cancelled. Upon receipt of such notice, the Loan Parties shall, (i) repay that Person’s participation in the Loans or other applicable Obligations on the last day of the Interest Period for each Loan or other Obligation occurring after the Administrative Agent has notified the Company or, if earlier, the date specified by such Person in the notice delivered to the Administrative Agent (being no earlier than the last day of any applicable grace period permitted by applicable law), (ii) to the extent applicable to an Issuing Bank, cash collateralize that portion of the Bank Guarantee Exposure comprised of the aggregate undrawn amount of Bank Guarantees to the extent not otherwise cash collateralized and (iii) take all reasonable actions requested by such Person to mitigate or avoid such illegality.

SECTION 2.26 [Reserved].

SECTION 2.27 [Reserved].

SECTION 2.28 Bank Guarantee.

(a) Bank Guarantees. Subject to the terms and conditions set forth herein, each Issuing Bank agrees to issue (x) the Initial Bank Guarantee and (y) on any Business Day during the Certain Funds Period and solely in connection with an Offer, one additional Bank Guarantee, denominated in Euro.

(b) Procedures for Issuance of Bank Guarantees. (i) The Company may request an Issuing Bank to issue Bank Guarantees by delivering to the Administrative Agent a duly completed Bank Guarantee Request. The Administrative Agent shall promptly notify the relevant Issuing Bank of the details of the requested Bank Guarantee. A Bank Guarantee shall be issued only if after giving effect to such issuance, the Bank Guarantee Exposure shall not exceed the lesser of the Offer Consideration Sublimit and the Aggregate Commitment. No Issuing Lender shall issue any Bank Guarantee hereunder if (A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Bank Guarantee, or request that such Issuing Bank refrain from, or any applicable law, rule or regulation applicable to such Issuing Bank or Bank Guarantee or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Offer, such Issuing Bank or such Bank Guarantee shall prohibit, the issuance of bank guarantees generally or such Bank Guarantee in particular, (B) the applicable conditions set forth in Sections 4.01, 4.02 or 4.03 are not satisfied or (C) Section 2.24(d) applies. With respect to the Initial Bank Guarantee, the Bank Guarantee Request may be delivered to the Administrative Agent prior to the Effective Date and/or the Initial Bank Guarantee Issuance Date, as applicable, and conditioned upon the occurrence thereof.

(ii) A Bank Guarantee Request will not be regarded as having been duly completed unless:

(A) the proposed issuance date is a Business Day within the Certain Funds Period;

(B) it is delivered no less than five (5) Business Days prior to the proposed issuance date;

(C) it specifies that it is for a Bank Guarantee;

(D) the aggregate maximum amount for the relevant Bank Guarantee is not greater than the Aggregate Unused Commitment at the time of the issuance of such Bank Guarantee;

(E) the last settlement date under the requested Bank Guarantee is no later than the last day of the Certain Funds Period;

(F) the beneficiary of the Bank Guarantee is the Settlement Agent or a designee thereof; and

(G) the form of the Bank Guarantee is attached to the Bank Guarantee Request and complies with the provisions of this Agreement.

(iii) If the conditions set out in this Agreement have been met, the relevant Issuing Bank shall execute the relevant Bank Guarantee on the proposed issuance date.

(iv) The Company irrevocably and unconditionally authorizes the relevant Issuing Bank to make any payment under and in respect of a Bank Guarantee and to pay any amount claimed under a Bank Guarantee (and which claim appears on its face to be in order). Any payment which an Issuing Bank shall make under any Bank Guarantee shall be binding on the Company and be accepted by the Company as conclusive and binding evidence that such Issuing Bank was liable to do so in the manner and for the amount in which such Issuing Bank effected such payment, save in the case of fraud or gross negligence (as determined by a court of competent jurisdiction by final and non-appealable judgment) of such Issuing Bank.

(c) Borrower Reimbursement and Deemed Borrowing, Etc.

(i) In the event any claim is made under any Bank Guarantee, the applicable Issuing Bank shall, on a daily basis, notify the Administrative Agent and the Company of the details of any such claim received on such date, including the latest date for payment thereof (the “Bank Guarantee Payment Date”) and the amount claimed (the “Bank Guarantee Claimed Amount”).

(ii) The Company may but shall not be obligated to, but without prejudice to the Obligations, not later than 9:30 a.m. Local Time on the Business Day preceding the Bank Guarantee Payment Date, pay or cause to be paid the Bank Guarantee Claimed Amount to the applicable holder of such claim or the Settlement Agent on behalf of such holder. If any such payment is made, the Company shall concurrently notify the Administrative Agent of such payment.

(iii) Notwithstanding any other provisions of this Agreement and provided that the Bank Guarantee Expiry Date has not occurred prior to the date such claim is made in respect of such Bank Guarantee, if at 11:00 a.m. Local Time on the Business Day preceding the Bank Guarantee Payment Date, no Borrowing Request has been submitted by the Company to the Administrative Agent requesting a Borrowing on the Bank Guarantee Payment Date in an aggregate principal amount sufficient to pay the applicable holder of such claim or the Settlement Agent on behalf of such holder for such Bank Guarantee Claimed Amount, unless the Company has elected to make payment in full of such Bank Guarantee Claimed Amount pursuant to paragraph (ii) above, the Company shall be deemed to have submitted a Borrowing Request requesting a Borrowing of Loans on the Bank Guarantee Payment Date for the purpose of paying such Bank Guarantee Claimed Amount to such Issuing Bank, in an aggregate principal amount equal to such Bank Guarantee Claimed Amount, which Loans shall be made by the Lenders on the Bank Guarantee Payment Date to such Issuing Bank in satisfaction of the Company’s obligations to such Issuing Bank in respect of such Bank Guarantee, it being understood that such Borrowing to pay such Issuing Bank shall not be subject to the conditions set forth in Section 4.02.

(iv) Notwithstanding any other provisions of this Agreement and provided that the Bank Guarantee Expiry Date has not occurred in respect of such Bank Guarantee, upon the making of any Bank Guarantee Disbursement by any Issuing Bank, the Company shall be deemed to have submitted a Borrowing Request requesting a Borrowing of Loans on the day of such Bank Guarantee Disbursement for the purpose of paying such Bank Guarantee Disbursement to such Issuing Bank, in an aggregate principal amount equal to 100% of such Bank Guarantee Disbursement, which Loans shall be made by the Lenders on the day of such Bank Guarantee Disbursement to reimburse such Issuing Bank for 100% of such Bank Guarantee Disbursement, it being understood that such Borrowing to reimburse such Issuing Bank shall not be subject to the conditions set forth in Section 4.02.

(v) The Administrative Agent shall notify each Lender of each such deemed Borrowing Request and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice (but in any case no later than the date specified in clause (iii) or (iv) above, as applicable), each Lender shall pay to the Administrative Agent its Applicable Percentage of such Borrowing of Loans, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender, and the Administrative Agent shall promptly pay to such Issuing Bank the amounts so received by it from the Lenders. If for any reason such Borrowing of Loans are not made and the Company has failed to reimburse such Bank Guarantee Disbursement in full, the Administrative Agent shall notify each Lender of such Bank Guarantee Disbursement and such Lenders’ Applicable Percentage thereof, and each Lender shall, promptly following receipt of such notice, satisfy its reimbursement obligations as described in Section 2.28(d) by paying to the Administrative Agent its Applicable Percentage of the payment then due from the Company, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to such Issuing Bank the amounts so received by it from the Lenders.

(vi) For the avoidance of doubt, the parties hereto acknowledge that in accordance with section 2.3 of the Bank Guarantee, any payment made by or on behalf of the Bidder Vehicle with respect to any Bank Guarantee Claimed Amount pursuant to this Section 2.28(c) shall reduce the Principal Guaranteed Amount (as defined in the Bank Guarantee) and the Bank Guarantee Exposure on a dollar-for-dollar basis.

(d) Bank Guarantee Indemnities.

(i) The Company shall promptly on written demand indemnify the Issuing Banks against any cost, loss or liability incurred by the Issuing Banks (other than by reason of the applicable Issuing Bank’s willful misconduct, fraud or gross negligence (as determined by a court of competent jurisdiction by final and non-appealable judgment)) in acting as the Issuing Banks under any Bank Guarantee and the Issuing Banks shall not first be required to make demand against any other Person prior to making a demand under this clause (i). For this purpose the Company acknowledges and confirms that its obligations under this clause (i) are owed by it to the Issuing Banks and may be enforced by the Issuing Banks under for all purposes and without restriction arising from, or as a result of, acting as the Issuing Banks.

(ii) Each Lender shall (in an amount equal to its Applicable Percentage of any Bank Guarantee Claimed Amount) immediately on demand indemnify the Issuing Banks against any cost, loss, expense or liability incurred by the Issuing Banks (other than by reason of the applicable Issuing Bank’s willful misconduct, fraud or gross negligence (as determined by a court of competent jurisdiction by final and non-appealable judgment)) in acting as the Issuing Banks under any Bank Guarantee and the Issuing Banks shall not first be required to make demand against any other Person prior to making a demand under this clause (ii) (except to the extent that an Issuing Bank has been reimbursed in full by a Loan Party pursuant to a Loan Document) and provided that any amount funded in cash by a Lender under a Loan or previously in respect of a Bank Guarantee shall reduce that Lender’s obligation under this clause (ii). For this purpose each Lender acknowledges and confirms that its obligations under this clause (ii) are owed by it to the Issuing Banks and may be enforced by the Issuing Banks under for all purposes and without restriction arising from, or as a result of, acting as the Issuing Banks.

(iii) Each Lender acknowledges and agrees that its obligation pursuant to this Section 2.28(d) in respect of Bank Guarantees is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Bank Guarantee or the occurrence and continuance of a Default or reduction or termination of the Commitments, any adverse change in the relevant exchange rates or in the availability of the relevant currency to any Lender or in the relevant currency markets generally and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Obligations Absolute. The Company irrevocably and unconditionally authorizes each Issuing Bank to pay any Bank Guarantee Disbursement. The Company’s obligation to reimburse Bank Guarantee Disbursements shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Bank Guarantee or this Agreement, or any term or provision therein, (ii) any claim or other document presented under a Bank Guarantee proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by an Issuing Bank under a Bank Guarantee against presentation of a claim or other document that does not comply with the terms of such Bank Guarantee, (iv) the sufficiency, accuracy or genuineness of any claim or any other document, (v) any incapacity of, or limitation on the powers of, any Person signing a claim, (vi) any adverse change in the relevant exchange rates or in the availability of the relevant currency to the Company or any Subsidiary or in the relevant currency markets generally, or (vii) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Company’s obligations hereunder. Neither the Administrative Agent, the Lenders nor the Issuing Banks, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Bank Guarantee or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any claim, notice or other communication under or relating to any Bank Guarantee (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the relevant Issuing Bank; provided that the foregoing shall not be construed to excuse any Issuing Bank from liability to the Company to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Company to the extent permitted by applicable law) suffered by the Company that are caused by such Issuing Bank’s failure to exercise care when determining whether claims and other documents presented under a Bank Guarantee comply with the terms thereof. The parties hereto expressly agree that, in the absence of fraud or gross negligence on the part of any Issuing Bank (as determined by a court of competent jurisdiction by final and non-appealable judgment), such Issuing Bank shall be deemed to have exercised care in each such determination, and shall not be liable for any action taken or not taken by it under or in connection with this Agreement or any Loan Document or the transactions contemplated hereby or thereby. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that (i) with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Bank Guarantee, each Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Bank Guarantee, (ii) no Issuing Bank is obliged to carry out any investigation or seek any confirmation from any other Person (including, without limitation, the Borrower) before paying a claim and (iii) each Issuing Bank deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defense of any Person.

(f) Interim Interest. If any Issuing Bank shall make any Bank Guarantee Disbursement, then, unless such Issuing Bank is reimbursed for such Bank Guarantee Disbursement in full on the date such Bank Guarantee Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such Bank Guarantee Disbursement is made to but excluding the date that such Issuing Bank is reimbursed in full for such Bank Guarantee Disbursement, at the rate per annum then applicable to Eurocurrency Loans; provided that, if such Issuing Bank is not reimbursed in full for such Bank Guarantee Disbursement when due pursuant to paragraph (c) of this Section, then Section 2.13(c) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the relevant Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (c) of this Section to reimburse such Issuing Bank shall be for the account of such Lender to the extent of such payment.

(g) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Company receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with Bank Guarantee Exposure representing greater than 50% of the Bank Guarantee Exposure) demanding the deposit of cash collateral pursuant to this paragraph, the Company shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders (the “Bank Guarantee Collateral Account”), an amount in cash equal to 100% of the Bank Guarantee Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Company described in clause (h) or (i) of Section 7.01. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Obligations. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account and the Company shall grant the Administrative Agent a security interest in the Bank Guarantee Collateral Account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Company’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the relevant Issuing Bank for Bank Guarantee Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Company for the Bank Guarantee Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with Bank Guarantee Exposure representing greater than 50% of the Bank Guarantee Exposure), be applied to satisfy other Obligations. If the Company is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Company within three (3) Business Days after all Events of Default have been cured or waived. Further, such amount shall be returned to the Company at such time as the Bank Guarantee Exposure is reduced to zero.

ARTICLE III

Representations and Warranties

The Borrower represents and warrants to the Lenders on each of the Effective Date, the Initial Borrowing Date and on each day on which a Borrowing (or deemed Borrowing) is made (except that such representation and warranties set forth in Section 3.18 shall be made upon the execution and delivery of the Collateral Documents), that:

SECTION 3.01 Organization; Powers; Subsidiaries. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the laws of the jurisdiction of its organization, has all requisite organizational power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing (to the extent such concept is applicable) in, every jurisdiction where such qualification is required. As of the Effective Date, Schedule 3.01 hereto (as supplemented from time to time) identifies each Subsidiary, noting whether such Subsidiary is a Material Subsidiary, Immaterial Subsidiary and/or a Material First-Tier Foreign Subsidiary as of the Effective Date, the jurisdiction of its incorporation or organization, as the case may be, the percentage of issued and outstanding shares of each class of its capital stock or other equity interests owned by the Company and the other Subsidiaries and, if such percentage is not 100% (excluding directors’ qualifying shares and other nominal shares, in each case as required by law), a description of each class issued and outstanding. All of the outstanding shares of capital stock and other equity interests of each Subsidiary are validly issued and outstanding and fully paid and non-assessable (to the extent that such concept is applicable in the relevant jurisdiction) and all such shares and other equity interests indicated on Schedule 3.01 as of the Effective Date as owned by the Company or another Subsidiary are owned, beneficially and of record, by the Company or any Subsidiary free and clear of all Liens. There are no outstanding commitments or other obligations of the Company or any Subsidiary to issue, and no options, warrants or other rights of any Person to acquire, any shares of any class of capital stock or other Equity Interests of the Company or any Subsidiary, except pursuant to the Company’s Rights Agreement as in effect on the Effective Date. No Loan Party nor any Subsidiary thereof is an Affected Financial Institution.

SECTION 3.02 Authorization; Enforceability. The Transactions are within each Loan Party’s corporate powers and have been duly authorized by all necessary corporate and, if required, shareholder action. The Loan Documents to which each Loan Party is a party have been duly executed and delivered by such Loan Party and constitute a legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.03 Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (i) such as have been obtained or made and are in full force and effect, (ii) filings and recordings with respect to the Collateral to be made, or otherwise delivered to the Administrative Agent for filing and/or recordation, as of the Effective Date or required to be made in accordance with Section 5.12 and (iii) those which, if not obtained or made, could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (b) will not violate any applicable material law or regulation or the charter, by-laws or other organizational documents of the Company or any of its Subsidiaries or any order of any Governmental Authority which, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, (c) assuming the occurrence of the Revolver Amendment Effective Date, will not violate or result in a default under any indenture, agreement or other instrument binding upon the Company or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any payment thereunder to be made by the Company or any of its Subsidiaries which, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, and (d) will not result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries.

SECTION 3.04 Financial Condition; No Material Adverse Change. (a) The Company has heretofore furnished to the Lenders its combined balance sheet and statements of income, stockholders equity and cash flows as of and for the fiscal year ended December 31, 2023 reported on by Pricewaterhouse Coopers LLP, independent public accountants, certified by its chief financial officer. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Company and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b) Since December 31, 2023, there has been no event, development or circumstance that has resulted in or caused a Material Adverse Effect.

SECTION 3.05 Properties. (a) Each of the Company and its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, except for Permitted Liens and defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b) Each of the Company and its Subsidiaries owns, or is licensed to use, all trademarks, trade names, copyrights, patents and other intellectual property necessary to its business, and the use thereof by the Company and its Subsidiaries does not infringe upon the rights of any other Person, except, in each case, to the extent any such infringements, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.06 Litigation and Environmental Matters. (a) There are no actions, suits, proceedings or investigations by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against the Company or any of its Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve this Agreement or the Transactions. There are no labor strikes, lockouts, concerted work stoppages or similar labor disputes pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries (i) which could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, or (ii) that involve this Agreement or the Transactions.

(b) Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability, or (iv) knows of any basis for any Environmental Liability.

SECTION 3.07 Compliance with Laws and Agreements. Each of the Company and its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, material agreements and other material instruments binding upon it or its property, except where in any such case the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.08 Investment Company Status. Neither the Company nor any of its Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

SECTION 3.09 Taxes. Each of the Company and its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which the Company or such Subsidiary, as applicable, has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.10 ERISA. (a) No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect, and (b) as of the Effective Date, the Borrower is not and will not be using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Bank Guarantee or the Commitments.

SECTION 3.11 Disclosure. As of the Effective Date, the Company has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other written information furnished by or on behalf of the Company or any Subsidiary to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Borrower represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time. As of the Effective Date, all of the information included in the Beneficial Ownership Certification is true and correct.

SECTION 3.12 Federal Reserve Regulations. No part of the proceeds of any Loan have been used or will be used, whether directly or indirectly, for any purpose that entails a violation of any of the regulations of the Board, including Regulations T, U and X.

SECTION 3.13 [Reserved].

SECTION 3.14 No Default. No Default or Event of Default has occurred and is continuing.

SECTION 3.15 [Reserved].

SECTION 3.16 Solvency. Immediately after the consummation of the Transactions to occur on such date, the Company and its Subsidiaries, taken as a whole, are and will be Solvent.

SECTION 3.17 Anti-Corruption Laws; Anti-Money Laundering Laws and Sanctions.

(a) None of (i) the Company, any Subsidiary or to the knowledge of the Company or such Subsidiary any of their respective directors, officers, employees or Affiliates, or (ii) to the knowledge of the Company, any agent or representative of the Company or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, in each case, is, or is owned 50% or more, individually or in the aggregate, directly or indirectly, or controlled by persons that are, a Sanctioned Person.

(b) The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions, and the Company, its Subsidiaries and their respective officers and employees and to the knowledge of the Company its directors and agents, are in compliance with Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that could reasonably be expected to result in the Company being designated as a Sanctioned Person.

(c) None of the Company’s or its Subsidiaries’ assets constitute property of, or are beneficially owned, directly or indirectly, by any Sanctioned Person. For purposes of determining whether or not a representation is true under this Section 3.17(c), the Company shall not be required to make any investigation into (i) the ownership of publicly traded stock or other publicly traded securities or (ii) the beneficial ownership of any collective investment fund.

SECTION 3.18 Collateral Documents. On and after the date of effectiveness thereof, the provisions of the Collateral Documents are effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable perfected first priority Lien, subject to Liens permitted under Section 6.02, on all right, title and interest of the respective Loan Parties in the Collateral, in each case, to the extent required hereby, or by such Collateral Document, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar state or federal bankruptcy laws from time to time in effect which affect the enforcement of creditors’ rights in general and the availability of equitable remedies.

SECTION 3.19 Acquisition Documents. The Offer Documents contain or, if published after the date hereof, will contain all material terms of the Offer (taken as a whole) as at the date on which they were published.

ARTICLE IV

Conditions

SECTION 4.01 Effective Date. This Agreement shall become effective, and the obligations of any Issuing Bank to issue, amend, renew or extend any Bank Guarantee and of the Lenders to make Loans during the Certain Funds Period shall become effective on the date on which each of the following conditions are satisfied or waived:

(a) Executed Loan Documents. The Administrative Agent (or its counsel) shall have received (i) from each party hereto either (A) a counterpart of this Agreement signed on behalf of such party or (B) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement and (ii) a counterpart of the Subsidiary Guaranty signed by each Subsidiary Guarantor.

(b) Legal Opinions. The Administrative Agent shall have received a customary written opinion (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of each of (i) Kirkland & Ellis LLP, special U.S. counsel for the Loan Parties, and (ii) Gordon Rees Scully Mansukhani, LLP, special counsel to Proseal America, Inc. and A & B Process Systems Corp., in each case covering such customary matters relating to the Loan Parties or the Loan Documents as the Administrative Agent shall reasonably request. The Company hereby requests such counsels to deliver such opinions.

(c) Financial Information. The Lenders shall have received, in form and substance reasonably satisfactory to the Lead Arrangers the Company’s filed Form 10-K for the fiscal year ended December 31, 2023.

(d) Secretary’s Certificates. The Administrative Agent shall have received, in respect of each of the Borrower and the Subsidiary Guarantors, a certificate dated the Effective Date and executed by the secretary, an assistant secretary, another Responsible Officer or a director of such Person, attaching (A) a copy of each Organization Document of such Person, which shall, to the extent applicable, be certified as of the Effective Date or a recent date prior thereto by the appropriate Governmental Authority, (B) signature and incumbency certificates of the officers of, or other authorized persons acting on behalf of, such Person executing each Loan Document, (C) resolutions of the board of directors or similar governing body of such Person (and, if customary or required in the jurisdiction of incorporation, organization or formation of such Person, of the equityholders of such Person) approving and authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party, certified as of the Effective Date by such secretary, assistant secretary, other Responsible Officer or director as being in full force and effect without modification or amendment and (D) to the extent such concept is applicable in such jurisdiction, a good standing certificate from the applicable Governmental Authority of such Person’s jurisdiction of incorporation, organization or formation, dated the Effective Date or a recent date prior thereto, all in reasonably satisfactory to the Administrative Agent.

(e) Officer’s Certificate. As of the Effective Date, no Default shall have occurred and be continuing and the representations and warranties contained in Article III shall be true and correct, and the Administrative Agent shall have received a certificate, dated the Effective Date and signed by a Responsible Officer of the Company, confirming compliance with the conditions set forth in this Section 4.01(e).

(f) Fees and Expenses. The Administrative Agent and each Lender shall have received all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Company hereunder and for which invoices have been presented at least two (2) Business Days in advance of the Effective Date.

(g) Documents in Escrow. The Administrative Agent shall have received the documents required to be delivered pursuant to Section 5.12(a)(i), in each case undated but in final form, together with the signatures thereto held in escrow and the authorization for the Administrative Agent to insert the date of execution in such documents and release such signatures (which release shall be effected automatically, without any other action from any other Person, on the Revolver Amendment Effective Date).

(h) PATRIOT Act, Etc.

(i) The Administrative Agent and the Lenders shall have received, at least three (3) Business Days prior to the Effective Date, the documentation and other information requested by the Administrative Agent in order to comply with requirements of Anti-Money Laundering Laws, in each case, to the extent requested at least ten (10) Business Days prior to the Effective Date.

(ii) The Borrower, if qualifying as a “legal entity customer” under the Beneficial Ownership Regulation, shall have delivered to the Administrative Agent, and any Lender requesting the same, a Beneficial Ownership Certification in relation to the Borrower, in each case at least three (3) Business Days prior to the Effective Date, to the extent requested at least ten (10) Business Days prior to the Effective Date.

(i) The Administrative Agent shall have received the results of a Lien search, in form and substance reasonably satisfactory to the Administrative Agent, made against the Loan Parties under the Uniform Commercial Code (or applicable judicial docket) as in effect in each jurisdiction in which filings or recordations under the Uniform Commercial Code should be made to evidence or perfect security interests in all assets of such Loan Party, indicating among other things that the assets of each such Loan Party are free and clear of any Lien (except for Liens permitted under Section 6.02).

(j) The Company shall have executed and delivered the Fee Letter and such letter shall be in full force and effect.

Without limiting the generality of the provisions of Article IX, for purposes of determining compliance with the conditions specified in this Section 4.01, the Administrative Agent and each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Effective Date specifying its objection thereto.

SECTION 4.02 Each Certain Funds Credit Extension. Notwithstanding anything herein or in any other Loan Document to the contrary, during the Certain Funds Period the obligation of each Lender to honor any request for a Certain Funds Credit Extension (other than (x) the Initial Bank Guarantee, (y) the making of Loans to cash collateralize any Bank Guarantee Exposure pursuant to Section 2.01(b) and (z) the making of Loans to pay a Bank Guarantee Claimed Amount or Bank Guarantee Disbursement pursuant to Section 2.28(c)) is subject to solely the following conditions precedent:

(a) The Administrative Agent’s receipt of a Borrowing Request or Bank Guarantee Request, as applicable, in accordance with the requirements hereof;

(b) In the case of any Borrowing:

(i) the Offer Closing Time (as defined in the Transaction Agreement in effect as of the date hereof) has occurred or concurrently with such Borrowing will be occurring;

(ii) receipt by the Administrative Agent of a copy, certified by the Bidder Vehicle and signed by a Responsible Officer of the Bidder Vehicle as true and complete, of documents otherwise reflecting amendments or waivers of the Offer Documents and thereto as are permitted under Section 5.13(b);

(iii) the satisfaction of the Minimum Acceptance Condition and the receipt by the Administrative Agent of the Offer Closing Certificate, duly signed for and on behalf of the Bidder Vehicle; and

(iv) (A) except as otherwise provided in Section 4.02(b)(iv)(B), all Segregated Financing Proceeds shall have been applied or, substantially concurrently with such Borrowing shall be applied, to consummate the Transactions (and the Commitments shall have been reduced on a dollar-for-dollar basis by the amount so applied, provided that after giving effect to such reduction the Aggregate Commitment shall not be less than the Bank Guarantee Exposure (after giving effect to the application of the proceeds of such Borrowing)) and (B) in the case of a Borrowing on the last day of the Certain Funds Period pursuant to clause (a) of the definition of Certain Funds Period (other than a Borrowing made concurrently with the final consummation of the Transactions), (x) the Commitments shall have been reduced on a dollar-for-dollar basis by all Segregated Financing Proceeds and (y) the net cash proceeds of such Borrowing shall be funded into a segregated deposit account subject to a control agreement and an escrow agreement in each case in form and substance reasonably satisfactory to the Administrative Agent (the “Specified Segregated Proceeds”);

(c) Each Certain Funds Representation shall be true and correct in all material respects on and as of the date of such Certain Funds Credit Extension as if made on and as of such date, except to the extent such Certain Funds Representations relate to a particular date, in which case such Certain Funds Representations shall be true and correct in all material respects as of such particular date; provided that, to the extent that such representations and warranties are qualified by materiality, material adverse effect or similar language, they shall be true and correct in all respects; it being understood that the truth and accuracy of any other representation or warranty of the Loan Parties under the Loan Documents made on such date shall not constitute a condition precedent under this Section 4.02(c);

(d) As of date of such Certain Funds Credit Extension, no Certain Funds Default has occurred and is continuing or would result from the consummation of the requested Certain Funds Credit Extension or from the application of the proceeds therefrom; and

(e) Solely in the case of a Borrowing on the Initial Borrowing Date, (i) since the date hereof, a Target Material Adverse Effect shall not have occurred and (ii) the representation and warranty in Section 1.7 of Part II of Annex 10.1 to the Transaction Agreement, in each case in effect as of the date hereof (to the extent (x) such representation and warranty is material to the interests of the Lead Arrangers or the Lenders (in their capacities as such) and (y) Bidder Vehicle or the Company (or any of its affiliates) has the right (taking into account any applicable cure provisions) to terminate its obligations under the Transaction Agreement or decline to consummate the Voluntary Tender Offer described in the Transaction Agreement (in accordance with the terms thereof) as a result of an inaccuracy of such representation or warranty), shall be true and correct in all respects at and as of the date hereof and at and as of the time of such Borrowing as though made at and as of such time.

The making of Certain Funds Credit Extensions (other than (x) the making of Loans to cash collateralize any Bank Guarantee Exposure pursuant to Section 2.01(b) and (y) the making of Loans to pay a Bank Guarantee Claimed Amount or Bank Guarantee Disbursement pursuant to Section 2.28(c)) or the application of the proceeds therefrom by the Lenders shall conclusively be deemed to constitute an acknowledgment by the Administrative Agent and each Lender that each of the conditions precedent set forth in this Section 4.02 shall have been satisfied in accordance with its respective terms or shall have been irrevocably waived by such Person.

SECTION 4.03 Initial Bank Guarantee. Notwithstanding anything herein or in any other Loan Document to the contrary, the obligation of any Issuing Bank to honor any request for the issuance of the Initial Bank Guarantee on the Initial Bank Guarantee Issuance Date is subject to solely the following conditions precedent:

(a) The conditions set forth in Section 2.28(a) shall have been met;

(b) The Administrative Agent shall have received a copy, in form and substance satisfactory to the Lead Arrangers, as certified by the Bidder Vehicle and signed by a Responsible Officer of the Bidder Vehicle as true and complete, of the Offer Documents relating to the initial Voluntary Tender Offer;

(c) Each Certain Funds Representation shall be true and correct in all material respects on and as of the date of such Certain Funds Credit Extension as if made on and as of such date, except to the extent such Certain Funds Representations relate to a particular date, in which case such Certain Funds Representations shall be true and correct in all material respects as of such particular date; provided that, to the extent that such representations and warranties are qualified by materiality, material adverse effect or similar language, they shall be true and correct in all respects; it being understood that the truth and accuracy of any other representation or warranty of the Loan Parties under the Loan Documents made on such date shall not constitute a condition precedent under this Section 4.03;

(d) As of date of such Certain Funds Credit Extension, no Certain Funds Default has occurred and is continuing or would result from the consummation of the requested Certain Funds Credit Extension or from the application of the proceeds therefrom; and

(e) No notice of the Acquisition or the Merger is required to be delivered to the Icelandic Competition Authority pursuant to any objective requirement thereof in Icelandic law and the Administrative Agent shall have received a written opinion (addressed to the Administrative Agent and the Lenders and date on the Initial Bank Guarantee Issuance Date) of LEX Law Offices on such matter (it being understood that such opinion will not cover any discretionary authority of the Icelandic Competition Authority to call for such notice).

SECTION 4.04 Certain Funds. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, during the Certain Funds Period, no Lender shall:

(a) refuse to participate in or make available its participation in any Certain Funds Credit Extension or reimbursement of any Bank Guarantee Disbursement;

(b) cancel any of its Commitments to the extent to do so would prevent or limit the making of a Certain Funds Credit Extension or reimbursement of any Bank Guarantee Disbursement;

(c) rescind, terminate or cancel this Agreement or any of its Commitments or exercise any similar right or remedy or make or enforce any claim under the Loan Documents it may have to the extent to do so would prevent or limit the making of a Certain Funds Credit Extension or reimbursement of any Bank Guarantee Disbursement;

(d) exercise any right, power or discretion to terminate or cancel the obligation to make available any Certain Funds Credit Extension or reimbursement of any Bank Guarantee Disbursement;

(e) exercise any right of set-off or counterclaim in respect of any Certain Funds Credit Extension (other than setoff in respect of fees as agreed in the applicable funds flow document) or reimbursement of any Bank Guarantee Disbursement;

(f) take any steps to seek any repayment or prepayment of any Loan made hereunder in any way to the extent to do so would prevent or limit the making of a Certain Funds Credit Extension or reimbursement of any Bank Guarantee Disbursement;

(g) cancel, accelerate or cause repayment or prepayment of any amounts owing under this Agreement or under any other Loan Document or exercise any enforcement rights (or instruct the Administrative Agent to enforce) in respect of any Collateral under any Loan Document to the extent to do so would prevent or limit the making of a Certain Funds Credit Extension or reimbursement of any Bank Guarantee Disbursement;

(h) take any other action or make or enforce any claim which would directly or indirectly prevent any Certain Funds Credit Extension from being made;

(i) make or enforce any claim under any indemnity or in respect of any payment obligation of any Loan Party as set out in the Loan Documents, including but not limited to Article II or Section 9.03 which would directly or indirectly prevent any Certain Funds Credit Extension from being made or the issuing of a Bank Guarantee or reimbursement of any Bank Guarantee Disbursement;

in each case, in the case of a Borrowing pursuant to Section 2.01(a), except to the extent (i) a Certain Funds Default has occurred and is continuing on the date of, or would result from the making of, such Certain Funds Credit Extension or (ii) it is illegal for such Lender to make such Certain Funds Credit Extension, provided that (x) such Lender has used commercially reasonable efforts to make the Certain Funds Credit Extension through an Affiliate of such Lender not subject to the respective legal restriction and (y) the occurrence of such event with respect to one Lender shall not relieve any other Lender of its obligation hereunder. Upon the expiration of the Certain Funds Period, all rights, remedies and entitlements in clauses (a) through (i) above shall, subject to and in accordance with the applicable provisions of the Loan Documents, be available even though they have not been exercised or available during the Certain Funds Period.

ARTICLE V

Affirmative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full and all Bank Guarantees shall have expired or terminated, in each case, without any pending claim, and all Bank Guarantee Disbursements shall have been reimbursed, the Company covenants and agrees with the Lenders that:

SECTION 5.01 Financial Statements and Other Information. The Company will furnish to the Administrative Agent, which shall promptly make such information available to the Lenders in accordance with its customary practice:

(a) within ninety (90) days after the end of each fiscal year of the Company, its audited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by PricewaterhouseCoopers LLP or other independent public accountants of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Company and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b) within forty-five (45) days after the end of each of the first three fiscal quarters of each fiscal year of the Company, its consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Company and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Company (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) [reserved], (iii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate, (iv) identifying each Subsidiary of the Company that, as of the date of such financial statements, constitutes a Material First-Tier Foreign Subsidiary or an Immaterial Subsidiary, and (v) setting forth a calculation of the Total Net Leverage Ratio as of the date of such financial statements;

(d) promptly upon the request thereof, such other information and documentation required under applicable “know your customer” rules and regulations or any applicable Anti-Money Laundering Laws, in each case as from time to time reasonably requested by the Administrative Agent or any Lender;

(e) as soon as available, but in any event not more than sixty (60) days after the end of each fiscal year of the Company, a copy of the plan and forecast (including a projected consolidated balance sheet, statement of operation and funds flow statement) of the Company for each quarter of the upcoming fiscal year in form reasonably satisfactory to the Administrative Agent;

(f) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Company or any Subsidiary with the SEC, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or distributed by the Company to its shareholders generally, as the case may be; and

(g) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Company or any Subsidiary, or compliance with the terms of this Agreement, as the Administrative Agent, on behalf of itself or any Lender, may reasonably request.

Documents required to be delivered pursuant to clauses (a), (b) and (f) of this Section 5.01 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which such documents are filed for public availability on the SEC’s Electronic Data Gathering and Retrieval System; provided that the Company shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the filing of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., .pdf copies) of such documents.

SECTION 5.02 Notices of Material Events. The Company will furnish to the Administrative Agent, which shall promptly make such information available to the Lenders in accordance with its customary practice, prompt written notice of the following:

(a) the occurrence of any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Company or any Affiliate thereof that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect; and

(d) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Company setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03 Existence; Conduct of Business. Except as otherwise expressly permitted herein, the Company will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, qualifications, licenses, permits, privileges, franchises, governmental authorizations and intellectual property rights necessary to the conduct of its business, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted to the extent the failure to maintain such authority could reasonably be expected to result in a Material Adverse Effect; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03.

SECTION 5.04 Payment of Obligations. The Company will, and will cause each of its Subsidiaries to, pay its obligations, including Tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Company or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05 Maintenance of Properties; Insurance. The Company will, and will cause each of its Subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and (b) maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations, it being agreed that the insurance maintained as of the date hereof is sufficient for the business currently maintained by the Company and its Subsidiaries.

SECTION 5.06 Books and Records; Inspection Rights. The Company will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Company will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested, but in the absence of an Event of Default no more than once per calendar year.

SECTION 5.07 Compliance with Laws and Material Contractual Obligations. The Company will, and will cause each of its Subsidiaries to, (i) comply in all material respects with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including without limitation Environmental Laws) and (ii) perform in all material respects its obligations under material agreements to which it is a party, in each case of (i) and (ii) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.08 Use of Proceeds.

(a) The proceeds of the Loans made during the Certain Funds Period will be used only, in the case of the Offer Consideration Loans, to pay the cash portion of the consideration payable to the shareholders of the Target that have validly accepted the Offer pursuant to the terms of the Offer Documents (including via payments of any Bank Guarantee Claimed Amount or Bank Guarantee Disbursement), and in the case of the other Loans, to fund the Transactions.

(b) No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X.

(c) The Borrower will not request any Loan or Bank Guarantee, and the Borrower shall not use, and shall procure that their respective Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Loan or Bank Guarantee (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

SECTION 5.09 Additional Subsidiaries.

(a) Additional Subsidiaries. As promptly as possible but in any event within sixty (60) days (or such later date as may be agreed by the Administrative Agent) after the creation or acquisition of any Subsidiary that is a Required Subsidiary (or after any Subsidiary otherwise becomes a Required Subsidiary), the Company shall (x) provide the Administrative Agent with written notice thereof, (y) deliver to the Administrative Agent such original certificated Equity Interests or other certificates and stock or other transfer powers evidencing the Equity Interests of such Subsidiary (solely to the extent such Equity Interests are certificated) and (z) cause such

Subsidiary to (i) become a Subsidiary Guarantor by delivering to the Administrative Agent a duly executed supplement to the applicable Subsidiary Guaranty or such other document as the Administrative Agent shall deem appropriate for such purpose, (ii) grant a security interest in all Collateral (subject to the requirements set forth in the applicable Collateral Documents) owned by such Subsidiary by delivering to the Administrative Agent a duly executed supplement to each applicable Collateral Document or such other document as the Administrative Agent shall deem appropriate for such purpose and comply with the terms of each applicable Collateral Document, (iii) deliver to the Administrative Agent such opinions, documents and certificates referred to in Section 4.01 that are applicable to such Subsidiary as may be reasonably requested by the Administrative Agent, and (iv) deliver to the Administrative Agent such other documents as may be reasonably requested by the Administrative Agent in connection with the actions under this Section 5.09(a), all in form, content and scope reasonably satisfactory to the Administrative Agent. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, with respect only to entities subject to the Companies Act, any guaranty or security granted by such entities shall not apply or extend to any liability to the extent it would result in such guarantee or security violating Art. 104 of the Companies Act.

(b) Additional Material First-Tier Foreign Subsidiaries and Foreign Holding Companies. Notify the Administrative Agent promptly after any Person becomes a Material First-Tier Foreign Subsidiary or Foreign Holding Company, and promptly thereafter (and, in any event, within sixty (60) days after such notification, as such time period may be extended by the Administrative Agent in its sole discretion), cause (i) the applicable US Loan Party to deliver to the Administrative Agent Collateral Documents pledging sixty-five percent (65%) of the total outstanding voting Equity Interests and one hundred percent (100%) of the non-voting Equity Interests of any such new Material First-Tier Foreign Subsidiary or Foreign Holding Company (including, without limitation, to the extent required under the applicable Collateral Documents, original certificated Equity Interests (or the equivalent thereof pursuant to the applicable laws and practices of any relevant foreign jurisdiction) evidencing the Equity Interests of such new Material First-Tier Foreign Subsidiary or Foreign Holding Company, together with an appropriate undated stock or other transfer power for each certificate duly executed in blank by the registered owner thereof), (ii) the applicable US Loan Party to deliver to the Administrative Agent such updated Schedules to the Collateral Documents as requested by the Administrative Agent with regard to such Person and (iii) the applicable US Loan Party or such Person to deliver to the Administrative Agent such other documents as may be reasonably requested by the Administrative Agent, all in form, content and scope reasonably satisfactory to the Administrative Agent.

(c) Immaterial Subsidiaries. Notwithstanding the terms of this Section 5.09 to the contrary, in the event that, as of the last day of the most recently completed period of four (4) consecutive fiscal quarters for which the Company has delivered financial statements pursuant hereto, with respect to Immaterial Subsidiaries that are Domestic Subsidiaries, if (i) the consolidated assets of all such Immaterial Subsidiaries that are Domestic Subsidiaries and are not Loan Parties (other than any Foreign Holding Company) as of the last day of such period exceed 15% of the consolidated assets of the Company and its Domestic Subsidiaries as of such date or (ii) the consolidated revenues of all such Immaterial Subsidiaries that are Domestic Subsidiaries and are not Loan Parties (other than any Foreign Holding Company) for such period exceed 15% of the consolidated revenues of the Company and its Domestic Subsidiaries for such period, the Company shall designate one or more Immaterial Subsidiaries that are Domestic Subsidiaries to be a Required Subsidiary as may be necessary such that the foregoing aggregate limit or limits shall not be exceeded, and any such Subsidiary shall thereafter be deemed to be a Required Subsidiary hereunder and shall comply with the provisions set forth in Section 5.09(a); provided that no Domestic Subsidiary that is an Excluded Subsidiary (other than solely as being an Immaterial Subsidiary) shall be required to become a Loan Party.

Notwithstanding the foregoing, if such creation or acquisition of a Required Subsidiary (or a Subsidiary otherwise becoming a Required Subsidiary) as described in Section 5.09(a) or a Person becoming a Material First-Tier Foreign Subsidiary or Foreign Holding Company as described in Section 5.09(b) occurs prior to the Delivery Date, the Company’s obligations set forth in Section 5.09(a)(y), Section 5.09(a)(z)(ii), Section 5.09(a)(z)(iii) (solely to extent relating to security interest in the Collateral) and Section 5.09(b) with respect to such event shall be satisfied, in lieu of the periods set forth in Section 5.09(a) or Section 5.09(b), on or prior to the later of (x) the Delivery Date and (y) the earlier of the Initial Borrowing Date and the date that occurs sixty (60) days (or such later date as may be agreed by the Administrative Agent) after such event.

SECTION 5.10 Compliance with Anti-Corruption Laws; Beneficial Ownership Regulation; Anti-Money Laundering Laws and Sanctions. The Company will (a) maintain in effect and enforce policies and procedures designed to ensure compliance by the Company, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions, (b) notify the Administrative Agent and each Lender that previously received a Beneficial Ownership Certification of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein, and (c) promptly upon the reasonable request of the Administrative Agent or any Lender, provide the Administrative Agent or directly to such Lender, as the case may be, any information or documentation requested by it for purposes of complying with the Beneficial Ownership Regulation.

SECTION 5.11 Further Assurances. The Company will, and will cause each of its Subsidiaries to execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements and other documents), which may be required under any applicable law, or which the Administrative Agent or the Required Lenders may reasonably request, to effectuate the transactions contemplated by the Loan Documents or to grant, preserve, protect or perfect the Liens created or intended to be created by the Collateral Documents or the validity or priority of any such Lien, all at the expense of the Loan Parties. The Company also agrees to provide to the Administrative Agent, from time to time upon the reasonable request by the Administrative Agent, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Collateral Documents. Notwithstanding anything to the contrary, the Company or its Subsidiaries shall not be obligated under any Loan Document to take any Excluded Perfection Actions (as defined in the US Collateral Agreement).

SECTION 5.12 Post-Effective Date Matters. The Company will, and will cause each of its Subsidiaries to:

(a) On the earlier to occur of (x) the Initial Borrowing Date and (y) the Revolver Amendment Effective Date,

(i) Collateral Documents; Intercreditor Agreement. Deliver to the Administrative Agent (A) a counterpart of the US Collateral Agreement signed by each Loan Party (which delivery of the US Collateral Agreement shall be deemed satisfied upon the automatic release from escrow of the signatures thereto pursuant to Section 4.01(g)), and (B) a counterpart of the Pari Passu Intercreditor Agreement signed by each Loan Party, the administrative agent under the Revolving Credit Agreement (or Permitted Refinancing thereof) and the representative of any other Indebtedness permitted hereunder to be secured on a pari passu basis with the Obligations, in each case as representative for the secured parties in respect thereof.

(ii) Collateral; Filings and Recordings, Etc. The Administrative Agent shall have received (A) subject to the Pari Passu Intercreditor Agreement, to the extent delivery thereof is required under the applicable Collateral Document on or prior to the Initial Borrowing Date, (x) the certificates representing the shares of Equity Interests pledged pursuant to any Collateral Document, together with, in the case of Capital Stock of any Domestic Subsidiary, an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof and (y) each promissory note required to be delivered by the Loan Parties pursuant to any Collateral Document endorsed in blank or accompanied by an executed transfer form in blank by the pledgor thereof, (B) UCC financing statements, in proper form for filing or recordation in the office of the Secretary of State (or equivalent filing or registration office of the relevant state, territory or other jurisdiction) of the state, territory or other jurisdiction in which the Borrower or any other Loan Party is incorporated or organized and (C) in each case in form and substance reasonably satisfactory to the Administrative Agent, evidence of property, business interruption and liability insurance covering each Loan Party (with appropriate endorsements naming the Administrative Agent as lender’s loss payee on all policies for property hazard insurance and as additional insured on all policies for liability insurance), and if requested by the Administrative Agent, copies of such insurance policies.

(iii) Legal Opinions. The Administrative Agent shall have received a customary written opinion (addressed to the Administrative Agent and the Lenders and dated the Delivery Date) of each of (i) Kirkland & Ellis LLP, special U.S. counsel for the Loan Parties and (ii) Gordon Rees Scully Mansukhani, LLP, special counsel to Proseal America, Inc. and A & B Process Systems Corp., in each case covering such customary matters relating to the Loan Parties or the Loan Documents as the Administrative Agent shall reasonably request.

(iv) Secretary’s Certificates. The Administrative Agent shall have received, in respect of each Loan Party, a certificate dated the Delivery Date and executed by the secretary, an assistant secretary, another Responsible Officer or a director of such Loan Party, attaching (A) a copy of each Organization Document of such Person, which shall, to the extent applicable, be certified as of the Effective Date or a recent date prior thereto by the appropriate Governmental Authority, (B) signature and incumbency certificates of the officers of, or other authorized persons acting on behalf of, such Loan Party executing each Loan Document and (C)

resolutions of the board of directors or similar governing body of such Loan Party (and, if customary or required in the jurisdiction of incorporation, organization or formation of such Loan Party, of the equityholders of such Loan Party) approving and authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party, certified as of the Effective Date by such secretary, assistant secretary, other Responsible Officer or director as being in full force and effect without modification or amendment.

(b) On the Closing Date, complete the Target Debt Repayment.

(c) Execute and deliver the documents and complete the tasks set forth on Schedule 5.12, in each case within the time periods specified on such schedule (as such time periods may be extended by the Administrative Agent in its reasonable discretion).

SECTION 5.13 Certain Funds Covenants. The Company and the Bidder Vehicle shall

(a) comply in all material respects with applicable laws and regulations relevant to the Offer, the Merger, the Squeeze-Out or the Squeeze-Out Procedure, as applicable, including the Takeover Act and the Companies Act (subject to any applicable waivers or dispensation of any kind granted by, or as a result of any requirements of, any Relevant Regulator or applicable law);

(b) not amend or waive any material term of any Offer Document delivered pursuant to Section 4.02(b)(ii) Section 4.02(b)(ii) in a manner or to an extent that would be materially adverse to the interests of the Lead Arrangers or the Lenders in their capacity as such (it being understood that any increase in the cash portion of the consideration payable to the shareholders of the Target that is not funded by Indebtedness shall be deemed not materially adverse), other than any amendment or waiver:

(i) required or requested by any Relevant Regulator, any applicable law (including, without limitation, the Takeover Act) or reasonably determined by the Company as being necessary or desirable to comply with the requirements or requests (as applicable) of any Relevant Regulator or any applicable laws;

(ii) extending the period in which holders of the shares in the Target may accept the terms of the Offer;

(iii) to the extent it relates to a term or condition to the Offer which the Company reasonably determines it would not be entitled, in accordance with applicable law, to invoke so as to cause the Offer not to proceed, to lapse, or to be withdrawn;

(iv) made with the consent of the Lead Arrangers (such consent not to be unreasonably withheld, conditioned or delayed);

(c) upon the reasonable request of the Lead Arrangers:

(i) deliver to the Administrative Agent (for further delivery to the Lenders) and the Lead Arrangers updates as to material changes in the status and progress of the Offer, including, if applicable, details of the level of acceptances of the Offer, and other information and copies of all documents, notices or announcements in relation to an Offer that the Administrative Agent may reasonably request; and

(ii) notify the Lead Arrangers promptly following any Responsible Officer of the Borrower becoming aware of any reasonably likely failure to fully satisfy any condition of the Offer that would allow the Bidder Vehicle to not proceed with the Offer to the extent it is able to do so in compliance with applicable law (including, without limitation, the Takeover Act), in each case, except to the extent the Company or the Bidder Vehicle is prevented from doing so by any securities laws or any Relevant Regulator and at all times subject to the availability of the relevant information and all applicable confidentiality, regulatory, legal or other restrictions relating to the supply of such information; and

(d) not waive, or permit to be waived, the Minimum Acceptance Condition (other than with the consent of all of the Lead Arrangers (such consent not to be unreasonably withheld, conditioned or delayed)).

ARTICLE VI

Negative Covenants

Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Bank Guarantees shall have expired or terminated, in each case, without any pending claim, and all Bank Guarantee Disbursements shall have been reimbursed, the Company covenants and agrees with the Lenders that:

SECTION 6.01 Indebtedness.

(a) The Company will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness except:

(i) the Obligations and any Permitted Refinancing Indebtedness in respect thereof; provided that if such Permitted Refinancing Indebtedness is secured and is not a refinancing in full of the Obligations, (x) in the case that such Permitted Refinancing Indebtedness is secured by a Lien on the Collateral on a pari passu basis with the Lien on the Collateral securing the Secured Obligations, such Permitted Refinancing Indebtedness shall be subject to the Pari Passu Intercreditor Agreement or a similar Intercreditor agreement reasonably acceptable to the Administrative Agent or (y) in the case that such Indebtedness is secured by a Lien on the Collateral on a junior basis to the Lien on the Collateral securing the Secured Obligations, such Permitted Refinancing Indebtedness shall be subject to a customary Intercreditor Agreement reasonably acceptable to the Administrative Agent; provided further that for purposes of this Section 6.01(a), to the extent any Segregated Financing Proceeds arise therefrom, Indebtedness issued pursuant to any Debt Issuance shall constitute Permitted Refinancing Indebtedness of the Obligations;

(ii) Indebtedness existing on the date hereof and set forth in Schedule 6.01 and any Permitted Refinancing Indebtedness in respect thereof;

(iii) Guarantees by the Company or any Subsidiary of Indebtedness of the Company or any other Subsidiary permitted hereby, other than Guarantees by any Subsidiary that is not a Loan Party of Indebtedness of any Loan Party;

(iv) Indebtedness as an account party in respect of trade letters of credit;

(v) Indebtedness under Sale and Leaseback Transactions permitted under Section 6.10;

(vi) Indebtedness consisting of deferred purchase price or notes issued to officers, directors and employees to purchase or redeem Equity Interests to the extent that such purchases or redemptions are otherwise permitted hereunder;

(vii) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price (excluding earn-out obligations, seller debt, and deferred purchase price payment obligations in respect of Permitted Acquisitions) or similar obligations, or from guarantees or letters of credit, securing the performance of the Company or its Subsidiaries pursuant to such agreements, in connection with Permitted Acquisitions;

(viii) obligations under incentive, non-compete, consulting, deferred compensation, or other similar arrangements;

(ix) Indebtedness incurred in connection with the financing of insurance premiums so long as such Indebtedness shall not exceed the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance premiums for the period in which such Indebtedness is incurred;

(x) Indebtedness incurred in the ordinary course of business in respect of netting services, overdraft protections and deposit accounts;

(xi) senior unsecured Indebtedness of the Company; provided that (A) after giving pro forma effect to the incurrence of such Indebtedness, (1) the Company shall be in compliance with a Total Net Leverage Ratio not in excess of 5.75 to 1.00 (based on the financial statements for the most recent fiscal quarter end for which financial statements have been provided), and (2) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (B) such Indebtedness shall be pari passu or subordinated in right of payment to the Obligations, (C) such Indebtedness will not have any scheduled amortization in excess of customary market practice for such an instrument, mandatory redemption, mandatory repayment or mandatory prepayment, sinking fund or similar payments (other than asset sale, change of control, fundamental change or similar mandatory offers to repurchase customary for high-yield or convertible debt securities or mandatory offers to repurchase as a result of the Acquisition not closing) or have a final maturity date, in each case, prior to the date occurring ninety-one (91) days following the Maturity Date or have a weighted average life to maturity shorter than (x) in the case such Indebtedness is issued prior to any Loans being made, any Loans as if such Loans had been made on the Effective Date and (y) in other cases, any outstanding Loans in effect as of the date such indebtedness is incurred (except in the case of customary bridge loans which, subject to customary conditions (including no payment or bankruptcy event of default), would either automatically be converted into or required to be exchanged for permanent refinancing which does not mature prior to the date set forth above), (D) the terms of such Indebtedness (including, without limitation, all covenants, defaults, guaranties and remedies, but excluding as to interest rate, call protection and redemption premiums), taken as a whole, are no more restrictive or onerous on the Company and its Subsidiaries than the terms applicable to the Company and its Subsidiary pursuant to this Agreement and the other Loan Documents, taken as a whole, and (E) such Indebtedness shall not be recourse to, or guaranteed by, any Person other than the Company or the Loan Parties;

(xii) Indebtedness of the Company or any Subsidiary in respect of letters of credit, bank guarantees or similar instruments issued to support obligations and trade letters of credit (other than obligations in respect of other Indebtedness) in the ordinary course of business in an aggregate amount not to exceed $75,000,000 at any time outstanding;

(xiii) Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets (whether by any Permitted Acquisition or otherwise) or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; provided that (i) such Indebtedness is incurred prior to or within ninety (90) days after such acquisition or the completion of such construction or improvement and (ii) the aggregate principal amount of Indebtedness permitted by this clause (xiii) shall not exceed $50,000,000 at any time outstanding;

(xiv) Indebtedness consisting of earn-out obligations, seller debt, and unsecured deferred purchase price obligations in respect of the Permitted Acquisitions; provided that the aggregate principal amount of Indebtedness permitted by this clause (xiv) shall not exceed $50,000,000 at any time outstanding;

(xv) Indebtedness of the Company or any Subsidiary in an aggregate principal amount not to exceed ten percent (10%) of Consolidated Total Tangible Assets (calculated as of the end of the immediately preceding fiscal quarter of the Company for which the Company’s financial statements were most recently delivered pursuant to Section 5.01(a) or Section 5.01(b) or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or Section 5.01(b), the most recent financial statements referred to in Section 3.04(a)) at any time outstanding; provided that any such Indebtedness secured by any assets of the Company or any Subsidiary is permitted under Section 6.02(f);

(xvi) Indebtedness in respect of any Permitted Receivables Financing in an aggregate amount not to exceed $200,000,000 at any time outstanding; and

(xvii) [reserved];

(xviii) the 2026 Convertible Notes outstanding as of the date hereof and any Permitted Refinancing Indebtedness in respect thereof;

(xix) Indebtedness under the Revolving Credit Agreement in effect as of the date hereof and any Permitted Refinancing Indebtedness in respect thereof; provided that after the Delivery Date, such Indebtedness shall be subject to a Pari Passu Intercreditor Agreement;

(xx) Indebtedness of the Target and its subsidiaries acquired (or merged or consolidated with any Subsidiary) in connection with the Acquisition, which Indebtedness was not incurred in contemplation of such acquisition (or merger or consolidation), and any Permitted Refinancing Indebtedness in respect thereof;

(xxi) Indebtedness of any Subsidiary to the Company or any other Subsidiary or of the Company to any of its Subsidiaries; provided that Indebtedness of any Subsidiary that is not a Loan Party to any Loan Party shall be subject to the limitations set forth in Section 6.04(d);

(xxii) Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed $50,000,000 at any time outstanding;

(xxiii) with respect to the Dutch Revolver Borrower and its Subsidiaries, Indebtedness incurred by any liability arising under a declaration of joint and several liability (hoofdelijke aansprakelijkheid) as referred to in Article 2:403 of the DCC (and any residual liability (overblijvende aansprakelijkheid) under such declaration arising pursuant to Article 2:404 (2) DCC); and

(xxiv) with respect to the Dutch Revolver Borrower and its Subsidiaries, Indebtedness incurred by any joint and several liability (hoofdelijke aansprakelijkheid) under any fiscal unity for VAT, Dutch corporation income tax or other purposes.

SECTION 6.02 Liens. The Company will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a) Permitted Encumbrances;

(b) Liens securing the Secured Obligations and any Permitted Refinancing Indebtedness in respect thereof; provided that for purposes of this Section 6.02(b), to the extent any Segregated Financing Proceeds arise therefrom, Indebtedness issued pursuant to any Debt Issuance shall constitute Permitted Refinancing Indebtedness of the Secured Obligations;

(c) any Lien on any property or asset of the Company or any Subsidiary existing on the date hereof and set forth in Schedule 6.02; provided that (i) such Lien shall not apply to any other property or asset of the Company or any Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the date hereof and any Permitted Refinancing Indebtedness in respect thereof;

(d) any Lien existing on any property or asset prior to the acquisition thereof by the Company or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the date hereof prior to the time such Person becomes a Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Company or any Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be, and any Permitted Refinancing Indebtedness in respect thereof;

(e) Liens securing Indebtedness permitted under Section 6.01(a)(xiii); provided that (i) such Liens shall be created within ninety (90) days of the acquisition, repair, construction, improvement or lease, as applicable, of the related property, (ii) such Liens do not at any time encumber any property other than the property financed or improved by such Indebtedness, (iii) the amount of Indebtedness secured thereby is not increased and (iv) the principal amount of Indebtedness secured by any such Lien shall at no time exceed one hundred percent (100%) of the original price for the purchase, repair, construction, improvement or lease amount (as applicable) of such property at the time of purchase, repair, construction, improvement or lease (as applicable);

(f) Liens on assets of the Company and its Subsidiaries not otherwise permitted above so long as the aggregate principal amount of the Indebtedness subject to such Liens does not at any time exceed ten percent (10%) of Consolidated Total Tangible Assets (calculated as of the end of the immediately preceding fiscal quarter of the Company for which the Company’s financial statements were most recently delivered pursuant to Section 5.01(a) or Section 5.01(b) or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or Section 5.01(b), the most recent financial statements referred to in Section 3.04(a)) at any time outstanding;

(g) Liens on Receivables incurred in connection with any Permitted Receivables Financing or Permitted Receivables Sale Transaction;

(h) Liens securing Indebtedness permitted under Section 6.01(a)(xvii);

(i) Liens securing Indebtedness permitted under Section 6.01(a)(xix); and

(j) Liens on cash constituting cash collateral to secure obligations permitted under Section 6.01(a)(xii) in an aggregate principal amount not to exceed at any time $10,000,000.

Notwithstanding anything to the contrary, the Company will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on the Target Shares.

SECTION 6.03 Fundamental Changes and Asset Sales. (a) The Company will not, and will not permit any Subsidiary to, merge into or consolidate (including by division) with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) any of its assets, (including pursuant to a Sale and Leaseback Transaction), or any of the Equity Interests of any of its Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing:

(i) any Person may merge into the Company in a transaction in which the Company is the surviving corporation;

(ii) (A) any Subsidiary may merge into a Loan Party in a transaction in which the surviving entity is such Loan Party (provided that any such merger involving the Company must result in the Company as the surviving entity) and (B) any Subsidiary that is not a Loan Party may merge into another Subsidiary that is not a Loan Party;

(iii) (A) the Company or any Subsidiary may sell, transfer, lease or otherwise dispose of its assets to a Loan Party; provided that, with respect to any sale, transfer lease or other disposition by any Subsidiary that is not a Loan Party, the consideration for such disposition shall not exceed the fair value of such assets; (B) any Loan Party may sell, transfer, lease or otherwise dispose of its assets to a Foreign Subsidiary and Subsidiaries which are not Loan Parties in an aggregate amount under this clause (B), excluding the contribution of John Bean Technologies AB by the Company to (i) the Dutch Revolver Borrower or (ii) any Foreign Subsidiary or Subsidiary that is not a Loan Party in connection with the Transactions, not to exceed $20,000,000 during any fiscal year of the Company to the extent that the consideration for any such disposition is not paid in cash or Cash Equivalents equal to the fair value of such assets; and (C) any Subsidiary that is not a Loan Party may sell, transfer, lease or otherwise dispose of its assets to another Subsidiary that is not a Loan Party;

(iv) the Company and its Subsidiaries may (A) sell inventory in the ordinary course of business, (B) effect sales, trade-ins or dispositions of used equipment for value in the ordinary course of business consistent with past practice, (C) enter into licenses of technology in the ordinary course of business, (D) grant discounts or forgive accounts receivable in the ordinary course of business consistent with past practice, (E) dispose of cash and Cash Equivalents, (F) make investments permitted hereunder, (G) make Restricted Payments permitted hereunder, (H) grant Liens permitted hereunder, and (I) make any other sales, transfers, leases or dispositions that, together with all other property of the Company and its Subsidiaries previously leased, sold or disposed of as permitted by this clause (I) during any fiscal year of the Company, does not exceed $60,000,000;

(v) subject to Sections 6.03(a)(i) and 6.03(a)(ii), any Person may merge into another Person to consummate a Permitted Acquisition;

(vi) any Person may enter into a Sale and Leaseback Transaction permitted under Section 6.10;

(vii) any Subsidiary that is not a Loan Party (or, in the case of a Subsidiary that is a Loan Party, so long as its assets are transferred to a Loan Party upon dissolution or liquidation) may liquidate or dissolve if the Company determines in good faith that such liquidation or dissolution is in the best interests of the Company and is not materially disadvantageous to the Lenders;

(viii) the Company and its Subsidiaries may enter into, and may perform their obligations under, any Permitted Bond Hedge Transaction and any Permitted Warrant Transaction, including the settlement or early termination thereof; and

(ix) the Company and its Subsidiaries may (A) sell, transfer, convey, contribute or otherwise dispose of (in one transaction or in a series of transactions) Receivables pursuant to any Permitted Receivables Financing and (B) sell, transfer, convey, contribute or otherwise dispose of (in one transaction or in a series of transactions) Receivables prior to their stated due dates in connection with Permitted Receivables Sale Transactions.

(b) The Company will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Company and its Subsidiaries on the date of execution of this Agreement and businesses reasonably related thereto.

(c) The Company will not, nor will it permit any of its Subsidiaries to, change its fiscal year from the basis in effect on the Effective Date.

SECTION 6.04 Investments, Loans, Advances, Guarantees and Acquisitions. The Company will not, and will not permit any of its Subsidiaries to, purchase, hold or acquire (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any Person or any assets of any other Person constituting a business unit, except:

(a) Cash Equivalents;

(b) Permitted Acquisitions (including any intercompany investments, loans and advances used to consummate Permitted Acquisitions); provided that the aggregate amount of such Permitted Acquisitions (excluding the Acquisition) (including any intercompany investments, loans and advances used to consummate Permitted Acquisitions) made by Loan Parties in or of Foreign Subsidiaries and Subsidiaries which are not Loan Parties (unless such Subsidiary becomes a Loan Party within thirty (30) days following such Permitted Acquisition or investment in accordance with the requirements in Section 5.09), together with the aggregate outstanding amount of investments, loans and advances made by Loan Parties in or to Foreign Subsidiaries and Subsidiaries which are not Loan Parties made under Section 6.04(d)(i), shall not exceed $175,000,000; provided further that Permitted Acquisitions shall be permitted solely to the extent permitted under the Transaction Agreement;

(c) (i) investments by the Company and its Subsidiaries existing on the date hereof in the capital stock of its Subsidiaries and (ii) investments, loans and advances by the Company or any Subsidiary in and to any Subsidiary to the extent existing on the date hereof and set forth in Schedule 6.04, and in each case under this clause (c), extensions, renewals and replacements thereof that do not increase the outstanding amount thereof;

(d) investments, loans or advances made by the Company in or to any Subsidiary and made by any Subsidiary in or to the Company or any other Subsidiary; provided that, excluding the contribution of John Bean Technologies AB by the Company to (i) the Dutch Revolver Borrower or (ii) any Foreign Subsidiary or Subsidiary that is not a Loan Party in connection with the Transactions, the aggregate outstanding amount of investments, loans and advances made by Loan Parties in or to Foreign Subsidiaries and Subsidiaries which are not Loan Parties, together with the aggregate amount of Permitted Acquisitions (including any intercompany investments, loans and advances used to consummate Permitted Acquisitions but excluding the Acquisition and any intercompany investments, loans and advances used to consummate the Acquisition) made by Loan Parties in or of Foreign Subsidiaries and Subsidiaries which are not Loan Parties under Section 6.04(b), shall not exceed the greater of (a) $200,000,000 and (b) ten percent (10%) of Consolidated Total Tangible Assets (calculated as of the end of the immediately preceding fiscal quarter of the Company for which the Company’s financial statements were most recently delivered pursuant to Section 5.01(a) or Section 5.01(b) or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or Section 5.01(b), the most recent financial statements referred to in Section 3.04(a)) (exclusive of investments permitted elsewhere (other than clause (b)) in this Section 6.04);

(e) Indebtedness permitted by Section 6.01 and Guarantees constituting Indebtedness permitted by Section 6.01;

(f) investments in securities of account debtors received pursuant to settlements thereof in the ordinary course of business or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such account debtors;

(g) loans and investments at any time the Secured Net Leverage Ratio is less than 3.00 to 1.00; provided that no Default or Event of Default shall have occurred and be continuing at the time such loan or investment is made;

(h) loans and investments at any time the Secured Net Leverage Ratio is greater than or equal to 3.00 to 1.00, so long as no Default or Event of Default has occurred and is continuing immediately prior to making such loan or investment or would arise immediately after giving effect (including pro forma effect) thereto and the aggregate amount of all such loans and investments during any fiscal year of the Company does not exceed the sum of (i) $50,000,000 and (ii) fifty percent (50%) of cumulative Consolidated Net Income for the most recently ended four fiscal quarters of the Company at the time of the making of such loan or investment (calculated as of the end of the immediately preceding fiscal quarter of the Company for which the Company’s financial statements were most recently delivered pursuant to Section 5.01(a) or Section 5.01(b) or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or Section 5.01(b), the most recent financial statements referred to in Section 3.04(a)); provided that any loan or investment made pursuant to the foregoing clause (g) shall reduce availability under this clause (h), on a dollar-for-dollar basis, during the fiscal year in which such loan or investment is made (but, for the avoidance of doubt, shall not, solely as a result of such loan or investment made pursuant to clause (g), create a Default or Event of Default due to a violation of this clause (h));

(i) investments solely to the extent such investments reflect an accretive increase in the value of the original amount of such investments;

(j) (i) travel and moving advances given to employees and directors in the ordinary course of business and (ii) other emergency or special circumstance advances given to employees not to exceed in the case of (i) and (ii) taken together $5,000,000 in the aggregate outstanding at any time;

(k) the non-cash portion of consideration received in connection with dispositions permitted under Section 6.03;

(l) investments, loans and advances in Captive Finance Subsidiaries or captive insurance Subsidiaries in an aggregate amount not to exceed $60,000,000 at any time outstanding;

(m) any other investment, loan or advance (other than acquisitions) so long as the aggregate outstanding amount of all such investments, loans and advances does not exceed ten percent (10%) of Consolidated Total Tangible Assets (calculated as of the end of the immediately preceding fiscal quarter of the Company for which the Company’s financial statements were most recently delivered pursuant to Section 5.01(a) or Section 5.01(b) or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or Section 5.01(b), the most recent financial statements referred to in Section 3.04(a)) at any time outstanding;

(n) any Permitted Bond Hedge Transaction and any Permitted Warrant Transaction;

(o) investments, loans and advances made (directly or indirectly through the Company or its Subsidiaries) in or to a Receivables Subsidiary in connection with a Permitted Receivables Financing; and

(p) investments of the Target and its subsidiaries acquired, or the merger or consolidation of any such Person with the Borrower or any Subsidiary, in each case in connection with the Acquisition; provided that such investment was not made in contemplation of such Person becoming a Subsidiary or such acquisition, merger or consolidation, and was in existence on the date of such acquisition, merger or consolidation.

SECTION 6.05 Swap Agreements. The Company will not, and will not permit any of its Subsidiaries to, enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Company or any Subsidiary has actual exposure (other than those in respect of Equity Interests of the Company), and (b) Swap Agreements entered into in order to (i) effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Company or any Subsidiary, or (ii) manage existing or anticipated exchange rate or commodity price risks and, in each case of clause (i) and (ii), not for speculative purposes.

SECTION 6.06 Transactions with Affiliates. The Company will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) in the ordinary course of business at prices and on terms and conditions not less favorable to the Company or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties or, if such transaction would not be obtainable from an unrelated third party, on fair and reasonable terms as determined in good faith by the Company, (b) transactions between or among the Company and any other Loan Party not involving any other Affiliate, (c) any Restricted Payment permitted by Section 6.07, and (d) transactions in connection with a Permitted Receivables Financing or Permitted Receivables Sale Transaction.

SECTION 6.07 Restricted Payments. The Company will not, and will not permit any of its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except:

(a) the Company may declare and pay dividends with respect to its Equity Interests payable solely in additional shares of its common stock;

(b) Subsidiaries may declare and pay dividends ratably with respect to their Equity Interests;

(c) the Company may declare and pay regular quarterly dividends to shareholders of the Company pursuant to the Company’s regular dividend policy in an amount not to exceed $0.15 per share; provided that no Event of Default shall have occurred and be continuing at the time of declaration thereof;

(d) the Company may make Restricted Payments pursuant to and in accordance with stock option plans or other benefit plans or arrangements providing benefits or reasonable compensation to management or employees of the Company and its Subsidiaries;

(e) the Company and its Subsidiaries may pay their Tax liabilities; and

(f) the Company and its Subsidiaries may make other Restricted Payments in an aggregate amount not to exceed five percent (5%) of Consolidated Total Tangible Assets (calculated as of the end of the immediately preceding fiscal quarter of the Company for which the Company’s financial statements were most recently delivered pursuant to Section 5.01(a) or Section 5.01(b) or, if prior to the date of the delivery of the first financial statements to be delivered pursuant to Section 5.01(a) or Section 5.01(b), the most recent financial statements referred to in Section 3.04(a)) during the term of this Agreement.

Notwithstanding the foregoing, and for the avoidance of doubt, (i) the conversion by holders of (including any payment of cash in respect of the conversion consideration to a holder upon conversion), any payment or delivery (including without limitation on account of any principal or premium owing on, or any interest due) with respect to, any Permitted Convertible Indebtedness, in each case, in accordance with the terms of the indenture or other instrument governing such Permitted Convertible Indebtedness, shall not constitute a Restricted Payment; provided that, to the extent both (x) the aggregate amount of cash payable upon conversion or payment of any Permitted Convertible Indebtedness (excluding any required payment of interest with respect to such Permitted Convertible Indebtedness and excluding any payment of cash in lieu of a fractional share due upon conversion thereof) exceeds the aggregate principal amount thereof and (y) such conversion or payment does not trigger or correspond to an exercise or early unwind or settlement of a corresponding portion of the Permitted Bond Hedge Transactions relating to such Permitted Convertible Indebtedness (including, for the avoidance of doubt, the case where there is no Permitted Bond Hedge Transaction relating to such Permitted Convertible Indebtedness), the payment of such excess cash shall constitute a Restricted Payment notwithstanding this clause (i); and (ii) any required payment (including, without limitation, premium payments), whether in cash, securities or other property, with respect to, or as a result of any exercise and settlement or early unwind of, any Permitted Bond Hedge Transaction or Permitted Warrant Transaction, in each case, in accordance with the terms of the agreement governing such Permitted Bond Hedge Transaction or Permitted Warrant Transaction or such early unwind shall not constitute a Restricted Payment; provided that, to the extent cash is required to be paid under a Permitted Warrant Transaction as a result of the election of “cash settlement” (or substantially equivalent term) as the “settlement method” (or substantially equivalent term) thereunder by Company (or its Affiliate) (including in connection with the exercise and settlement and/or early unwind thereof), the payment of such cash shall constitute a Restricted Payment notwithstanding this clause (ii).

SECTION 6.08 Restrictive Agreements. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement (other than as required pursuant to applicable law) that prohibits, restricts or imposes any condition upon (a) the ability of the Company or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of any Subsidiary to pay dividends or other distributions to holders of its Equity Interests or to make or repay loans or advances to the Company or any other Subsidiary or to Guarantee Indebtedness of the Company or any other Subsidiary; provided that (i) the foregoing shall not apply to customary restrictions on then-market terms for the applicable Indebtedness under any Indebtedness permitted by Section 6.01 (so long as, in the case of Indebtedness permitted under Section 6.01(a)(ii), the conditions imposed by any such Indebtedness which constitutes extended, renewed or replaced Indebtedness are no more restrictive than the applicable original Indebtedness) or for any other Indebtedness not prohibited hereunder, (ii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of assets or a Subsidiary pending such sale, provided such restrictions and conditions apply only to the assets or Subsidiary that are to be sold and such sale is permitted hereunder, (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements of the Target or its subsidiaries existing on the date of the consummation of the Acquisition that were not entered into in contemplation of the Acquisition, (iv) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness, (v) clause (a) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof, and (vi) clause (a) of the foregoing shall not apply to customary restrictions contained in documentation related to a Permitted Receivables Financing or a Permitted Receivables Sale Transaction.

SECTION 6.09 Subordinated Indebtedness and Amendments to Subordinated Indebtedness Documents. The Company will not, and will not permit any Subsidiary to, directly or indirectly voluntarily prepay, defease or in substance defease, purchase, redeem, retire or otherwise acquire, any Subordinated Indebtedness except to the extent approved by the Administrative Agent. Furthermore, unless approved by the Administrative Agent, the Company will not, and will not permit any Subsidiary to, amend the Subordinated Indebtedness Documents where such amendment, modification or supplement provides for the following or which has any of the following effects:

(a) increases the overall principal amount of any such Indebtedness or increases the amount of any single scheduled installment of principal or interest;

(b) shortens or accelerates the date upon which any installment of principal or interest becomes due or adds any additional mandatory redemption provisions;

(c) shortens the final maturity date of such Indebtedness or otherwise accelerates the amortization schedule with respect to such Indebtedness;

(d) increases the rate of interest accruing on such Indebtedness;

(e) provides for the payment of additional fees or increases existing fees;

(f) amends or modifies any financial or negative covenant (or covenant which prohibits or restricts the Company or any Subsidiary from taking certain actions) in a manner which is more onerous or more restrictive in any material respect to the Company or such Subsidiary or which is otherwise materially adverse to the Company, any Subsidiary and/or the Lenders or, in the case of any such covenant, which places material additional restrictions on the Company or such Subsidiary or which requires the Company or such Subsidiary to comply with more restrictive financial ratios or which requires the Company to better its financial performance, in each case from that set forth in the existing applicable covenants in the Subordinated Indebtedness Documents or the applicable covenants in this Agreement; or

(g) amends, modifies or adds any affirmative covenant in a manner which (i) when taken as a whole, is materially adverse to the Company, any Subsidiary and/or the Lenders or (ii) is more onerous than the existing applicable covenant in the Subordinated Indebtedness Documents or the applicable covenant in this Agreement.

SECTION 6.10 Sale and Leaseback Transactions. The Company shall not, nor shall it permit any Subsidiary to, enter into any Sale and Leaseback Transaction, other than Sale and Leaseback Transactions in respect of which the net cash proceeds received in connection therewith does not exceed $75,000,000 in the aggregate during any fiscal year of the Company, determined on a consolidated basis for the Company and its Subsidiaries.

ARTICLE VII

Events of Default

SECTION 7.01 Events of Default. If any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any Bank Guarantee Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five (5) Business Days;

(c) any representation or warranty made or deemed made by or on behalf of the Borrower or any Subsidiary in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02, 5.03 (with respect to the Borrower’s existence), 5.08, 5.09, 5.12 or 5.13, in Article VI or in Article X;

(e) the Borrower or any Subsidiary Guarantor, as applicable, shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (d) of this Article) or any other Loan Document, and such failure shall continue unremedied for a period of thirty (30) days after notice thereof from the Administrative Agent to the Company (which notice will be given at the request of any Lender);

(f) the Company or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable, and all notice and cure periods with respect thereto have expired;

(g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity (other than (i) any event that permits holders of any Permitted Convertible Indebtedness to convert or exchange such Indebtedness or (ii) the conversion or exchange of any Permitted Convertible Indebtedness, in either case, into common stock of the Company (or other securities or property following a merger event, reclassification or other change of the common stock of the Company), cash or a combination thereof), and all notice and cure periods with respect thereto have expired; provided that this clause (g) shall not apply to (x) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or (y) the occurrence of any early termination or cancellation and payment (each howsoever defined) under any Permitted Bond Hedge Transaction or any Permitted Warrant Transaction;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Borrower or any Material Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Material Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or can no longer be dismissed (in kracht van gewijsde gegaan) or an order or decree approving or ordering any of the foregoing shall be entered;

(i) the Borrower or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Section, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j) the Borrower or any Material Subsidiary shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(k) one or more judgments for the payment of money in an aggregate amount in excess of $50,000,000 shall be rendered against the Company, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of thirty (30) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Company or any Subsidiary to enforce any such judgment, other than any Dutch law attachment pursuant to a preliminary judgement (conservatoir beslag) provided such attachment is lifted within thirty (30) days of the preliminary judgement;

(l) an ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(m) a Change in Control shall occur; or

(n) any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or the Company or any Subsidiary shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any Loan Document shall for any reason cease to create a valid and perfected first priority Lien (subject to Liens permitted hereunder) on, or security interests in, any of the Collateral purported to be covered thereby, in each case other than in accordance with the express terms hereof or thereof;

then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by written notice to the Company, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations of the Borrower accrued hereunder and under the other Loan Documents, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (h) or (i) of this Section, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other Obligations accrued hereunder and under the other Loan Documents, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower. Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and at the request of the Required Lenders shall, exercise any rights and remedies provided to the Administrative Agent under the Loan Documents or at law or equity.

SECTION 7.02 Rights and Remedies Cumulative; Non-Waiver; etc. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 7.01 for the benefit of all the Lenders and the Issuing Banks; provided that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any Issuing Bank from exercising the rights and remedies that inure to its benefit (solely in its capacity as an Issuing Bank) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 9.08, or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 7.01 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

SECTION 7.03 Crediting of Payments and Proceeds. In the event that the Obligations have been accelerated pursuant to Section 7.01 or the Administrative Agent or any Lender has exercised any remedy set forth in this Agreement or any other Loan Document, all payments received on account of the Secured Obligations and all net proceeds from the enforcement of the Secured Obligations shall, subject to the provisions of Sections 2.06 and 2.24, be applied by the Administrative Agent as follows:

First, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses and other amounts, including attorney fees, payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Secured Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders and the Issuing Banks under the Loan Documents, including attorney fees, ratably among the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid interest on the Loans and unreimbursed Bank Guarantee Disbursements, ratably among the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to (a) payment of that portion of the Secured Obligations constituting unpaid principal of the Loans and unreimbursed Bank Guarantee Disbursements and (b) the Administrative Agent for the account of the Issuing Banks, to cash collateralize any Bank Guarantee Exposure then outstanding, ratably among the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause Fourth payable to them; and

Last, the balance, if any, after all of the Secured Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by applicable law.

SECTION 7.04 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or unreimbursed Bank Guarantee Disbursements shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, unreimbursed Bank Guarantee Disbursements and all other Secured Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Banks and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Banks and the Administrative Agent under Sections 2.12 and 9.03) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

(c) and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.12 and 9.03.

SECTION 7.05 Credit Bidding.

(a) The Administrative Agent, on behalf of itself and the Secured Parties, shall have the right, exercisable at the discretion of the Required Lenders, to credit bid and purchase for the benefit of the Administrative Agent and the Secured Parties all or any portion of Collateral at any sale thereof conducted by the Administrative Agent under the provisions of the UCC, including pursuant to Sections 9-610 or 9-620 of the UCC, at any sale thereof conducted under the provisions of the United States Bankruptcy Code, including Section 363 thereof, or a sale under a plan of reorganization, or at any other sale or foreclosure conducted by the Administrative Agent (whether by judicial action or otherwise) in accordance with applicable law. Such credit bid or purchase may be completed through one or more acquisition vehicles formed by the Administrative Agent to make such credit bid or purchase and, in connection therewith, the Administrative Agent is authorized, on behalf of itself and the other Secured Parties, to adopt documents providing for the governance of the acquisition vehicle or vehicles, and assign the applicable Secured Obligations to any such acquisition vehicle in exchange for Equity Interests and/or debt issued by the applicable acquisition vehicle (which shall be deemed to be held for the ratable account of the applicable Secured Parties on the basis of the Secured Obligations so assigned by each Secured Party); provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or Equity Interests thereof, shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 9.02.

(b) Each Lender hereby agrees, on behalf of itself and each of its Affiliates that is a Secured Party, that, except as otherwise provided in any Loan Document or with the written consent of the Administrative Agent and the Required Lenders, it will not take any enforcement action, accelerate obligations under any of the Loan Documents, or exercise any right that it might otherwise have under applicable law to credit bid at foreclosure sales, UCC sales or other similar dispositions of Collateral.

ARTICLE VIII

The Administrative Agent

SECTION 8.01 Appointment and Authority.

(a) Each of the Lenders and the Issuing Banks hereby irrevocably appoints Goldman Sachs to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lead Arrangers, the Lenders, the Issuing Banks and their respective Related Parties, and neither the Company nor any Subsidiary thereof shall have rights as a third-party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b) The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders and the Issuing Banks hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender and such Issuing Bank for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Secured Obligations, together with such powers and discretion as are reasonably incidental thereto (including, without limitation, to enter into additional Loan Documents or supplements to existing Loan Documents on behalf of the Secured Parties). In this connection, the Administrative Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to this Article VIII for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of Articles VIII and IX (including Section 9.03, as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto.

SECTION 8.02 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust, financial advisory, underwriting, capital markets or other business with the Company or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders or to provide notice to or consent of the Lenders with respect thereto.

SECTION 8.03 Exculpatory Provisions.

(a) The Administrative Agent, the Lead Arrangers and their respective Related Parties shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder and thereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent, the Lead Arrangers and their respective Related Parties:

(i) shall not be subject to any agency, trust, fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(iii) shall not, have any duty to disclose, and shall not be liable for the failure to disclose to any Lender, any Issuing Bank or any other Person, any credit or other information relating concerning the business, prospects, operations, properties, assets, financial or other condition or creditworthiness of the Borrower or any of their respective Subsidiaries or Affiliates that is communicated to, obtained by or otherwise in the possession of the Person serving as the Administrative Agent, the Lead Arrangers or their respective Related Parties in any capacity, except for notices, reports and other documents that are required to be furnished by the Administrative Agent to the Lenders pursuant to the express provisions of this Agreement;

(iv) shall not be required to account to any Lender or any Issuing Bank for any sum or profit received by the Administrative Agent for its own account.

(b) The Administrative Agent, the Lead Arrangers and their respective Related Parties shall not be liable for any action taken or not taken by it under or in connection with this Agreement or any Loan Document or the transactions contemplated hereby or thereby (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 9.02 and Section 7.01) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final non-appealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default and indicating that such notice is a “Notice of Default” is given to the Administrative Agent by the Company, a Lender or an Issuing Bank.

(c) The Administrative Agent, the Lead Arrangers and their respective Related Parties shall not be responsible for or have any duty or obligations to any Lender or Participant or any other Person to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection, or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral or (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

SECTION 8.04 Reliance by the Administrative Agent. The Administrative Agent shall be entitled to rely upon, shall be fully protected in relying and shall not incur any liability for relying upon, any notice, request, certificate, consent, communication, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person, including any certification pursuant to Section 8.09. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall be fully protected in relying and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Bank Guarantee, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank prior to the making of such Loan or the issuance, extension, renewal or increase of such Bank Guarantee. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. Each Lender or Issuing Bank that has signed this Agreement or a signature page to an Assignment and Assumption or any other Loan Document pursuant to which it is to become a Lender or Issuing Bank hereunder shall be deemed to have consented to, approved and accepted and shall deemed satisfied with each document or other matter required thereunder to be consented to, approved or accepted by such Lender or Issuing Bank or that is to be acceptable or satisfactory to such Lender or Issuing Bank.

SECTION 8.05 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facility as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

SECTION 8.06 Resignation of Administrative Agent.

(a) The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Banks and the Company. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Company, to appoint a successor, which shall be a bank or financial institution reasonably experienced in serving as administrative agent on syndicated bank facilities with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that in no event shall any such successor Administrative Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b) If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Company and such Person, remove such Person as Administrative Agent and, in consultation with the Company, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c) With effect from the Resignation Effective Date or the Removal Effective Date (as applicable), (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the Issuing Banks under any of the Loan Documents, the retiring or removed Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (ii) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and each Issuing Bank directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Administrative Agent (other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed

Administrative Agent was acting as Administrative Agent or relating to its duties as Administrative Agent that are carried out following its retirement or removal, including, without limitation, any actions taken with respect to acting as collateral agent or otherwise holding any Collateral on behalf of any of the Secured Parties or in respect of any actions taken in connection with the transfer of agency to a replacement or successor Administrative Agent.

SECTION 8.07 Non-Reliance on Administrative Agent and Other Lenders. Each Lender and each Issuing Bank expressly acknowledges that none of the Administrative Agent, the Lead Arrangers or any of their respective Related Parties has made any representations or warranties to it and that no act taken or failure to act by the Administrative Agent, the Lead Arrangers or any of their respective Related Parties, including any consent to, and acceptance of any assignment or review of the affairs of the Borrower and their Subsidiaries or Affiliates shall be deemed to constitute a representation or warranty of the Administrative Agent, the Lead Arrangers or any of their respective Related Parties to any Lender, any Issuing Bank or any other Secured Party as to any matter, including whether the Administrative Agent, the Lead Arrangers or any of their respective Related Parties have disclosed material information in their (or their respective Related Parties’) possession. Each Lender and each Issuing Bank expressly acknowledges, represents and warrants to the Administrative Agent and the Lead Arrangers that (a) the Loan Documents set forth the terms of a commercial lending facility, (b) it is engaged in making, acquiring, purchasing or holding commercial loans in the ordinary course and is entering into this Agreement and the other Loan Documents to which it is a party as a Lender for the purpose of making, acquiring, purchasing and/or holding the commercial loans set forth herein as may be applicable to it, and not for the purpose of making, acquiring, purchasing or holding any other type of financial instrument, (c) it is sophisticated with respect to decisions to make, acquire, purchase or hold the commercial loans applicable to it and either it or the Person exercising discretion in making its decisions to make, acquire, purchase or hold such commercial loans is experienced in making, acquiring, purchasing or holding commercial loans, (d) it has, independently and without reliance upon the Administrative Agent, the Lead Arrangers, any other Lender or any of their respective Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and appraisal of, and investigations into, the business, prospects, operations, property, assets, liabilities, financial and other condition and creditworthiness of the Borrower and their Subsidiaries, all applicable bank or other regulatory applicable laws relating to the Transactions and the transactions contemplated by this Agreement and the other Loan Documents and (e) it has made its own independent decision to enter into this Agreement and the other Loan Documents to which it is a party and to extend credit hereunder and thereunder. Each Lender and each Issuing Bank also acknowledges that (i) it will, independently and without reliance upon the Administrative Agent, the Lead Arrangers or any other Lender or any of their respective Related Parties (A) continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder based on such documents and information as it shall from time to time deem appropriate and its own independent investigations and (B) continue to make such investigations and inquiries as it deems necessary to inform itself as to the Borrower and their Subsidiaries and (ii) it will not assert any claim in contravention of this Section 8.07.

SECTION 8.08 No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the syndication agents, documentation agents, co-agents, arrangers or bookrunners listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or an Issuing Bank hereunder, but each such Person shall have the benefit of the indemnities and exculpatory provisions hereof.

SECTION 8.09 Collateral and Guaranty Matters.

(a) Each of the Lenders irrevocably authorize the Administrative Agent, at its option and in its discretion:

(i) to release any Lien on any Collateral granted to or held by the Administrative Agent, for the ratable benefit of the Secured Parties, under any Loan Document (A) upon the termination of the Commitment and payment in full of all Secured Obligations (other than contingent indemnification obligations) and the expiration or termination of all Bank Guarantees, (B) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition to a Person other than a Loan Party permitted under the Loan Documents, (C) if approved, authorized or ratified in writing by the Required Lenders in accordance with Section 9.02; provided that any release of all or substantially all of the Collateral shall be subject to Section 9.02(b), (D) if the Collateral subject to any Lien is owned by a Subsidiary Guarantor, the lien may be released upon release of such Subsidiary Guarantor from its obligations under its guaranty pursuant to clause (iii) below, or (E) on any Receivables subject to a Permitted Receivables Financing or a Permitted Receivables Sale Transaction;

(ii) to subordinate any Lien on any Collateral granted to or held by the Administrative Agent under any Loan Document to the holder of any Permitted Lien; provided that the subordination of all or substantially all of the Collateral shall be subject to Section 9.02(b);

(iii) to release any Subsidiary Guarantor from its obligations under any Loan Documents if (x) such Person ceases to be a Subsidiary as a result of a transaction permitted under the Loan Documents or otherwise as set forth in Section 9.14 or (y) such Person becomes an Excluded Subsidiary; provided that the release of Subsidiary Guarantors comprising substantially all of the credit support for the Secured Obligations shall be subject to Section 9.02(b); and

(iv) to enter into (or acknowledge and consent to or amend, renew, extend, supplement, restate, replace, waive or otherwise modify) the Pari Passu Intercreditor Agreement and any other intercreditor agreement contemplated hereby with the collateral agent or other representatives of the holders of Indebtedness that is to be secured by a Lien on the Collateral that is expressly permitted under this Agreement to be secured on a pari passu or junior lien basis to the Lien on the Collateral securing the Secured Obligations (including, for the avoidance of doubt, holders of Indebtedness under the Revolving Credit Agreement and Permanent Refinancing Indebtedness in respect of any of the Obligations) and to subject the Liens on the Collateral securing the Obligations to the provisions thereof (any of the foregoing, an “Intercreditor Agreement”). The Lenders and the other Secured Parties irrevocably agree that (x) the Administrative Agent may rely exclusively on a certificate of a Responsible Officer of the Borrower as to whether any such other Liens are expressly permitted hereunder and (y) any Intercreditor Agreement entered into by the Administrative Agent shall be binding on the Secured Parties, and each Lender and the other Secured Parties hereby agrees that it will take no actions contrary to the provisions of, if entered into and if applicable, any Intercreditor Agreement.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Subsidiary Guarantor from its obligations under the applicable Subsidiary Guaranty Agreement pursuant to this Section 8.09. In each case as specified in this Section 8.09, the Administrative Agent will, at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to release such Subsidiary Guarantor from its obligations under the applicable Subsidiary Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 8.09. In the case of any such sale, transfer or disposal of any property constituting Collateral in a transaction constituting an asset disposition permitted pursuant to Section 6.03 to a Person other than a Loan Party, the Liens created by any of the Collateral Documents on such property shall be automatically released without need for further action by any person.

(b) The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

SECTION 8.10 [Reserved].

SECTION 8.11 [Reserved].

SECTION 8.12 Erroneous Payments.

(a) Each Lender, each Issuing Bank, each other Secured Party and any other party hereto hereby severally agrees that if (i) the Administrative Agent notifies (which such notice shall be conclusive absent manifest error) such Lender or Issuing Bank or any other Secured Party (or the Lender Affiliate of a Secured Party) or any other Person that has received funds from the Administrative Agent or any of its Affiliates, either for its own account or on behalf of a Lender, Issuing Bank or other Secured Party (each such recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion that any funds received by such Payment Recipient were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) or (ii) any Payment Recipient receives any payment from the Administrative Agent (or any of its

Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, or (z) that such Payment Recipient otherwise becomes aware was transmitted or received in error or by mistake (in whole or in part) then, in each case, an error in payment shall be presumed to have been made (any such amounts specified in clauses (i) or (ii) of this Section 8.12(a), whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise; individually and collectively, an “Erroneous Payment”), then, in each case, such Payment Recipient is deemed to have knowledge of such error at the time of its receipt of such Erroneous Payment; provided that nothing in this Section shall require the Administrative Agent to provide any of the notices specified in clauses (i) or (ii) above. Each Payment Recipient agrees that it shall not assert any right or claim to any Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(b) Without limiting the immediately preceding clause (a), each Payment Recipient agrees that, in the case of clause (a)(ii) above, it shall promptly notify the Administrative Agent in writing of such occurrence.

(c) In the case of either clause (a)(i) or (a)(ii) above, such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and upon demand from the Administrative Agent such Payment Recipient shall (or, shall cause any Person who received any portion of an Erroneous Payment on its behalf to), promptly, but in all events no later than one Business Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds and in the currency so received, together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent at the applicable overnight rate.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding clause (c), from any Lender that is a Payment Recipient or an Affiliate of a Payment Recipient (such unrecovered amount as to such Lender, an “Erroneous Payment Return Deficiency”), then at the sole discretion of the Administrative Agent and upon the Administrative Agent’s written notice to such Lender (i) such Lender shall be deemed to have made a cashless assignment of the full face amount of the portion of its Loans (but not its Commitments) to the Administrative Agent or, at the option of the Administrative Agent, the Administrative Agent’s applicable lending affiliate in an amount that is equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments), the “Erroneous Payment Deficiency Assignment”) plus any accrued and unpaid interest on such assigned amount, without further consent or approval of any party hereto and without any payment by the Administrative Agent or its applicable lending affiliate as the assignee of such Erroneous Payment Deficiency Assignment. The parties hereto acknowledge and agree that (1) any assignment contemplated in this clause (d) shall be made without any requirement for any payment or other consideration paid by the applicable assignee or received by the assignor, (2) the provisions of this clause (d) shall govern in the event of any conflict with the terms and conditions of Section 9.04 and (3) the Administrative Agent may reflect such assignments in the Register without further consent or action by any other Person.

(e) Each party hereto hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent (1) shall be subrogated to all the rights of such Payment Recipient with respect to such amount and (2) is authorized to set off, net and apply any and all amounts at any time owing to such Payment Recipient under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Payment Recipient from any source, against any amount due to the Administrative Agent under this Section 8.12 or under the indemnification provisions of this Agreement, (y) the receipt of an Erroneous Payment by a Payment Recipient shall not for the purpose of this Agreement be treated as a payment, prepayment, repayment, discharge or other satisfaction of any Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower or any other Loan Party for the purpose of making a payment on the Obligations and (z) to the extent that an Erroneous Payment was in any way or at any time credited as payment or satisfaction of any of the Obligations, the Obligations or any part thereof that were so credited, and all rights of the Payment Recipient, as the case may be, shall be reinstated and continue in full force and effect as if such payment or satisfaction had never been received.

(f) Each party’s obligations under this Section 8.12 shall survive the resignation or replacement of the Administrative Agent or any transfer of right or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

(g) Nothing in this Section 8.12 will constitute a waiver or release of any claim of the Administrative Agent hereunder arising from any Payment Recipient’s receipt of an Erroneous Payment.

ARTICLE IX

Miscellaneous

SECTION 9.01 Notices. (a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy or (subject to paragraph (b) below) electronic communication, as follows:

(i) if to the Borrower, to it c/o John Bean Technologies Corporation, 70 W. Madison Street, Chicago, Illinois 60602, Attention of Greg Packard, Vice President and Treasurer (Telephone No. ####); all notices and other communications sent to the Borrower by telecopy shall also be sent by email at: ####; and in each case with a copy to c/o John Bean Technologies Corporation, 70 W. Madison Street, Chicago, Illinois 60602, Attention of James Marvin, Executive Vice President, General Counsel, and President (Telephone No. ####; email ####);

(ii) if to the Administrative Agent, to Goldman Sachs Bank USA, 200 West Street, New York, NY 10282-2198; e-mail address for Borrower to communicate with Agency Ops: ####;

(iii) if to an Issuing Bank, to Goldman Sachs Bank Europe SE c/o Goldman Sachs Bank USA, 200 West Street, New York, NY 10282-2198 and in the case of any other Issuing Bank, to its address specified from time to time by such Issuing Bank to the Company and the Administrative Agent; and

(iv) if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire, provided if such Administrative Questionnaire has not been delivered to Company, then Company may send any notice to Administrative Agent instead of such Lender.

(b) Notices and other communications to the Lenders (including any Issuing Bank) hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Company may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

SECTION 9.02 Waivers; Amendments. (a) No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Bank Guarantee shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

(b) Except as expressly provided in this Agreement (including Sections 2.14(b), 2.27 and paragraph (e) below), neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; provided that no agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or Bank Guarantee Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender and Issuing Bank directly affected thereby, (iii) postpone the scheduled date of final maturity of the principal amount of any Loan or Bank Guarantee Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender and Issuing Bank directly affected thereby, (iv) change Section 2.18(b), 2.18(c), or 7.03 (or amend any other term of the Loan Documents that would have the effect of changing Section 2.18(b), 2.18(c), or 7.03) in a manner that would alter the pro rata sharing of payments or order of application required thereby or change Section 2.09(d) (or amend any other term of the Loan Documents that would have the effect of changing Section 2.09(d)) in a manner that would alter the pro rata reduction of Commitments, without the written consent of each Lender, (v) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender and Issuing Bank, (vi) (A) release all or substantially all of the Subsidiary Guarantors from their obligations under the applicable Subsidiary Guaranty or (B) release or subordinate all or substantially all of the Collateral or release or subordinate any Collateral Document (or any Lien created thereby) which would have the effect of releasing or subordinating all or substantially all of the Collateral (other than as authorized in Section 8.09 or as otherwise specifically permitted or contemplated in this Agreement or the applicable Collateral Document as in effect on the Effective Date), in each case, without the written consent of each Lender and Issuing Bank, (vii) subordinate, or have the effect of subordinating, the Obligations hereunder to any other Indebtedness or other obligation, without the written consent of each Lender and Issuing Bank (other than as authorized in Section 8.09 or as otherwise specifically permitted or contemplated in this Agreement or the applicable Collateral Document as in effect on the Effective Date) or (viii) amend or waive the provisions of Sections 4.01, 4.02, 4.03 or 5.13, without the written consent of each Lender and each Issuing Bank; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or any Issuing Bank hereunder without the prior written consent of the Administrative Agent or such Issuing Bank, as the case may be (it being understood that any change to Section 2.24 or 2.28 shall require the consent of the Administrative Agent and the Issuing Banks, and that any change to the Bank Guarantee or the definition of Offer Consideration Sublimit or any change that would result in Bank Guarantee Exposure exceeding Aggregate Commitment (including, without limitation, permitting termination or reduction of Commitments so that the resulting Aggregate Commitment is less than the Bank Guarantee Exposure prior to the termination of the Bank Guarantee) shall require the consent of the Issuing Banks). Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement shall be required of any Defaulting Lender, except with respect to any amendment, waiver or other modification referred to in clause (i), (ii) or (iii) of the first proviso of this paragraph and then only in the event such Defaulting Lender shall be directly affected by such amendment, waiver or other modification.

(c) Notwithstanding the foregoing, this Agreement and any other Loan Document may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (x) to add one or more credit facilities to this Agreement and to permit extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Loans and the accrued interest and fees in respect thereof and (y) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and Lenders.

(d) If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Company may elect to replace a Non-Consenting Lender as a Lender party to this Agreement, provided that, concurrently with such replacement, (i) another bank or other entity which is reasonably satisfactory to the Company and the Administrative Agent shall agree, as of such date, to purchase for cash the Loans and other Obligations due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date and to comply with the requirements of clause (b) of Section 9.04, and (ii) the Borrower shall pay to such Non-Consenting Lender in same day funds on the day of such replacement (1) all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrower hereunder to and including the date of termination, including without limitation payments due to such Non-Consenting Lender under Sections 2.15 and 2.17, and (2) an amount, if any, equal to the payment which would have been due to such Lender on the day of such replacement under Section 2.16 had the Loans of such Non-Consenting Lender been prepaid on such date rather than sold to the replacement Lender.

(e) Notwithstanding anything to the contrary herein (i) the Administrative Agent may, with the consent of the Borrower only, amend, modify or supplement this Agreement or any of the other Loan Documents to cure any ambiguity, omission, mistake, defect or inconsistency, (ii) the Administrative Agent may, with the consent of the Borrower (if applicable) enter into amendments or modification to this Agreement or any of the other Loan Documents or to enter into additional Loan Documents as the Administrative Agent reasonably deems appropriate in order to implement any Benchmark Replacement or any Conforming Changes or otherwise effectuate the terms of Section 2.14 in accordance with the terms of Section 2.14, and (iii) each Lender hereby irrevocably authorizes the Administrative Agent on its behalf, and without further consent of any Lender (but with the consent of the Company and the Administrative Agent), to amend and restate this Agreement if, upon giving effect to such amendment and restatement, such Lender shall no longer be a party to this Agreement (as so amended and restated), the Commitments of such Lender shall have been terminated, such Lender shall have no other commitment or obligation hereunder and shall have been paid in full all principal, interest and other amounts owing to it or accrued for its account during this Agreement.

SECTION 9.03 Expenses; Indemnity; Damage Waiver. (a) The Borrower shall pay (i) all reasonable documented and invoiced in reasonable detail out-of-pocket expenses incurred by the Administrative Agent, the Lead Arrangers and their Affiliates, including the reasonable documented and invoiced in reasonable detail fees, charges and disbursements of one primary counsel and one local counsel in each applicable jurisdiction (and in the case of an actual or perceived conflict of interest, one additional counsel to each group of affected parties taken as a whole) for the Administrative Agent and the Lead Arrangers, in connection with the syndication and distribution (including, without limitation, via the internet or through a service such as Intralinks) of the credit facilities provided for herein, the preparation and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable documented and invoiced in reasonable detail out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any Bank Guarantee or any demand for payment thereunder and (iii) all reasonable documented and invoiced in reasonable detail out-of-pocket expenses incurred by the Administrative Agent, the Lead Arrangers, any Issuing Bank or any Lender (limited to the reasonable documented and invoiced fees, charges and disbursements of one primary counsel and one additional local counsel in each applicable jurisdiction for the Administrative Agent and the Issuing Banks and one additional counsel for all the Lenders (other than the Administrative Agent) and additional counsel in light of actual or potential conflicts of interest or the availability of different claims of defenses) in connection with the enforcement or protection of its rights in connection with (x) this Agreement and any other Loan Document, including its rights under this Section or (y) the Loans made hereunder or Bank Guarantees issued, including all such out-of-pocket expenses incurred after an Event of Default has occurred and is continuing during any workout, restructuring or negotiations in respect of such Loans or Bank Guarantees.

(b) The Borrower shall indemnify the Administrative Agent, the Lead Arrangers, each Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable documented and invoiced fees, charges and disbursements of any one primary counsel for any Indemnitee and one additional local counsel in each applicable jurisdiction for such Indemnitee and additional counsel in light of actual or potential conflicts of interest or the availability of different claims of defenses) incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any agreement or instrument contemplated thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or Bank Guarantee or the use of the proceeds therefrom (including any refusal by any Issuing Bank to honor a demand for payment under a Bank Guarantee if the documents presented in connection with such demand do not strictly comply with the terms of such Bank Guarantee), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Company or any of its Subsidiaries, or any Environmental Liability related in any way to the Company or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Company or any of its Subsidiaries, and regardless of whether any Indemnitee is a party thereto; provided that, such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from (x) (1) as to any Issuing Bank, the bad faith, fraud or gross negligence of such Issuing Bank or (2) as to any other Indemnitee, the bad faith, gross negligence or willful misconduct of such Indemnitee or (y) other than with respect to claims against any of the Administrative Agent, the Lead Arrangers or any Lender in its capacity or in fulfilling its role as the Administrative Agent, a Lead Arranger, an Issuing Bank or any similar role under the Loan Documents, disputes among Indemnitees (unless such disputes arise as a result of a Default or other action or inaction by the Company or any of its Subsidiaries or Affiliates). This Section 9.03(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.

(c) To the extent that the Company fails to pay any amount required to be paid by it to the Administrative Agent or any Issuing Bank under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent and the relevant Issuing Bank, as the case may be, such Lender’s ratable share (to be based on, before any Loans are made, the Applicable Percentage of each Lender, and thereafter, the respective principal amounts of Loans held by the Lenders) (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount (it being understood that the Company’s failure to pay any such amount shall not relieve the Company of any default in the payment thereof); provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent or the relevant Issuing Bank in its capacity as such.

(d) To the extent permitted by applicable law and without in any way limiting any Indemnitee’s obligations under Section 9.12, no Borrower shall assert, and the Borrower hereby waives, any claim against any Indemnitee (i) for any damages arising from the use by unintended recipients of information or other materials obtained through telecommunications, electronic or other information transmission systems (including the Internet), other than to the extent that any direct or actual damages are determined by a court of competent jurisdiction by final, non-appealable judgment to have resulted from (1) as to any Issuing Bank, fraud or gross negligence of such Issuing Bank or (2) as to any other Indemnitee, the gross negligence or willful misconduct of, or a material breach of the Loan Documents by, such Indemnitee or its Related Parties, or (ii) on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or Bank Guarantee or the use of the proceeds thereof.

(e) All amounts due under this Section shall be payable not later than fifteen (15) days after written demand therefor.

SECTION 9.04 Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues a Bank Guarantee), except that (i) no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender (or any Issuing Bank) may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues a Bank Guarantee), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A) the Company; provided that prior to the end of the Certain Funds Period, such consent may be given, withheld, conditioned or delayed in its sole and absolute discretion and shall not, under any circumstances, be deemed given; provided further that following the end of the Certain Funds Period, the Company shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof; provided, further that no consent of the Company shall be required for (1) in each case, an assignment to a Lender, an Affiliate of a Lender, an Approved Fund, (2) if a Certain Funds Default has occurred and is continuing, an assignment to any other assignee, or (3) solely after the end of the Certain Funds Period, if an Event of Default has occurred and is continuing, an assignment to any other assignee (it being understood and agreed that it will be reasonable for the Company to withhold its consent if an assignment would result in greater payments under Section 2.15 or 2.17 than had been applicable to the assignor of such Loans) and (3) an assignment of any Loans;

(B) the Administrative Agent; and

(C) with respect to the assignment of Commitments hereunder, each Issuing Bank.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than €5,000,000 unless each of the Company and the Administrative Agent otherwise consent, provided that no such consent of the Company shall be required if an Event of Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement, provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of Commitments or Loans;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500, such fee to be paid by either the assigning Lender or the assignee Lender or shared between such Lenders; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Company and its affiliates and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

Notwithstanding anything to the contrary in this Agreement, (i) no Lender shall effect any assignment during the Certain Funds Period (other than an assignment to Goldman Sachs International Bank, Goldman Sachs Lending Partners, Wells Fargo Securities International Limited, Wells Fargo Securities, LLC or to those banks, financial institutions or other institutional lenders that have been agreed by the Borrower and the Lead Arrangers prior to the Effective Date) without the Borrower’s prior written consent in the Borrower’s sole discretion and (ii) a Lender may not assign all or any portion of its rights and obligations under this Agreement to the Borrower or any of its Subsidiaries or Affiliates, a natural Person or a Defaulting Lender.

For the purposes of this Section 9.04(b), the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than a natural person or a holding company, investment vehicle or trust for, or owned and operated for, the primary benefit of a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(v) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.03). An assignee of Loans shall not be entitled to receive any greater payment under Section 2.15 or 2.17 than the applicable assignor would have been entitled to receive at the time of the assignment with respect to the Loans and Commitment assigned by such assignor to such assignee, unless the assignment giving rise to such assignee is made with the consent of the Company. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section (other than a purported assignment to a natural Person, the Borrower or any Subsidiary or Affiliate of the Borrower, which shall be null and void).

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in the United States a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Loans and Bank Guarantee Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Banks and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Company, any Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.06(d) or (e), 2.07(b), 2.18(d) or 9.03(c), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) Any Lender may, without the consent of the Company, the Administrative Agent or any Issuing Bank, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged; (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (C) the Borrower, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.17(f) (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided (A) that such Participant agrees to be subject to the provisions of Sections 2.17, 2.18 and 2.19 as if it were an assignee under paragraph (b) of this Section and the Company receives notification of such Participant; and (B) such Participant shall not be entitled to receive any greater payment under Sections 2.15 or 2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.18(d) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Bank Guarantees or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Bank Guarantee or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e) Notwithstanding anything to the contrary contained in this Agreement, any Lender may exchange, continue or rollover all or a portion of its Loans in connection with any refinancing, extension, loan modification or similar transaction permitted by the terms of this Agreement, pursuant to a cashless settlement mechanism approved by the Company, the Administrative Agent and such Lender.

SECTION 9.05 Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Bank Guarantees, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Bank Guarantee is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.15, 2.16, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the repayment of the Loans, the expiration or termination of the Bank Guarantees and the Commitments or the termination of this Agreement or any other Loan Document or any provision hereof or thereof.

SECTION 9.06 Counterparts; Integration; Effectiveness; Electronic Execution.

(a) Counterparts, Integration, Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) Electronic Execution. The words “execute,” “execution,” “signed,” “signature,” “delivery” and words of like import in or related to this Agreement, any other Loan Document or any document, amendment, approval, consent, waiver, modification, information, notice, certificate, report, statement, disclosure, or authorization to be signed or delivered in connection with this Agreement or any other Loan Document or the transactions contemplated hereby shall be deemed to include Electronic Signatures or execution in the form of an Electronic Record, and contract formations on electronic platforms approved by the Administrative Agent, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. Each party hereto agrees that any Electronic Signature or execution in the form of an Electronic Record shall be valid and binding on itself and each of the other parties hereto to the same extent as a manual, original signature. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the parties of a manually signed paper which has been converted into electronic form (such as scanned into PDF format), or an electronically signed paper converted into another format, for transmission, delivery and/or retention. Notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it; provided that without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept such Electronic Signature from any party hereto, the Administrative Agent and the other parties hereto shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the executing party without further verification and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by an original manually executed counterpart thereof. Without limiting the generality of the foregoing, each party hereto hereby (A) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders and any of the Credit Parties, electronic images of this Agreement or any other Loan Document (in each case, including with respect to any signature pages thereto) shall have the same legal effect, validity and enforceability as any paper original, and (B) waives any argument, defense or right to contest the validity or enforceability of the Loan Documents based solely on the lack of paper original copies of any Loan Documents, including with respect to any signature pages thereto.

SECTION 9.07 Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. In the event that any provision is held to be so prohibited or unenforceable in any jurisdiction, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such provision to preserve the original intent thereof in such jurisdiction (subject to the approval of the Required Lenders).

SECTION 9.08 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final and in whatever currency denominated) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower or any Subsidiary Guarantor against any of and all of the Obligations of the Borrower or Subsidiary Guarantor held by such Lender, irrespective of whether or not such Lender shall have made any demand under the Loan Documents and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 9.09 Governing Law; Jurisdiction; Consent to Service of Process. (a) This Agreement shall be construed in accordance with and governed by the internal laws of the State of New York.

(b) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any United States Federal or New York State Court sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

(c) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12 Confidentiality. Each of the Administrative Agent, the Issuing Banks and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the written consent of the Company or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, any Issuing Bank or any Lender on a non-confidential basis from a source other than the Company. For the purposes of this Section, “Information” means all information received from the Company relating to the Company or any of its Subsidiaries or its or their business, other than any such information that is available to the Administrative Agent, any Issuing Bank or any Lender on a non-confidential basis prior to disclosure by the Company. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 9.13 USA PATRIOT Act; Anti-Money Laundering Laws. Each Lender that is subject to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) or any other Anti-Money Laundering Laws hereby notifies each Loan Party that pursuant to the requirements of the Act and any such other Anti-Money Laundering Laws, it is required to obtain, verify and record information that identifies such Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the Act or such Anti-Money Laundering Laws.

SECTION 9.14 Releases of Subsidiary Guarantors.

(a) A Subsidiary Guarantor shall automatically be released from its obligations under the applicable Subsidiary Guaranty upon the consummation of any transaction permitted by this Agreement as a result of which such Subsidiary Guarantor ceases to be a Subsidiary; provided that, if so required by this Agreement, the Required Lenders shall have consented to such transaction and the terms of such consent shall not have provided otherwise. In connection with any termination or release pursuant to this Section, the Administrative Agent shall (and is hereby irrevocably authorized by each Lender to) execute and deliver to any Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section shall be without recourse to or warranty by the Administrative Agent.

(b) At such time as the principal and interest on the Loans, the fees, expenses and other amounts payable under the Loan Documents and the other Obligations (other than contingent obligations and other Obligations expressly stated to survive such payment and termination) shall have been paid in full in cash, the Commitments shall have been terminated, and all Bank Guarantees shall have expired or terminated, in each case, without any pending claim, and all Bank Guarantee Disbursements shall have been reimbursed, the applicable Subsidiary Guaranty and all obligations (other than those expressly stated to survive such termination) of each Subsidiary Guarantor thereunder shall automatically terminate, all without delivery of any instrument or performance of any act by any Person.

SECTION 9.15 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Overnight Rate to the date of repayment, shall have been received by such Lender.

SECTION 9.16 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by the Lenders are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Lenders and their Affiliates, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Lenders and their Affiliates is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) no Lender or any of its Affiliates has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except, in the case of a Lender, those obligations expressly set forth herein and in the other Loan Documents; and (iii) each of the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and no Lender or any of its Affiliates has any obligation to disclose any of such interests to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against each of the Lenders and their Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

SECTION 9.17 [Reserved].

SECTION 9.18 Acknowledgment and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

SECTION 9.19 Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, each Lead Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Bank Guarantees or the Commitments or this Agreement;

(ii) the prohibited transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable so as to exempt from the prohibitions of Section 406 of ERISA and Section 4975 of the Code such Lender’s entrance into, participation in, administration of and performance of the Loans, the Bank Guarantees, the Commitments and this Agreement;

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Bank Guarantees, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Bank Guarantees, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Bank Guarantees, the Commitments and this Agreement; or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, each Lead Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that none of the Administrative Agent, any Lead Arranger and their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Bank Guarantees, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

SECTION 9.20 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for hedge agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and, each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the FDIC under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b) As used in this Section 9.20, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with,12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

JOHN BEAN TECHNOLOGIES CORPORATION, as the Company

By:	/s/ Gregory A. Packard
Name: Gregory A. Packard
Title: Vice President & Treasurer

John Bean Technologies Corporation

Credit Agreement

Signature Page

GOLDMAN SACHS BANK USA, as Administrative Agent and Lender

By:	/s/ Robert Ehudin
Name: Robert Ehudin
Title: Authorized Signatory

GOLDMAN SACHS BANK EUROPE SE, as Issuing Bank

By:	/s/ Jan-Niclas Baars
Name: Jan-Niclas Baars
Title: Authorized Signatory

By:	/s/ Jens Hofmann
Name: Jens Hofmann
Title: Authorized Signatory

John Bean Technologies Corporation

Credit Agreement

Signature Page

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Andrew Payne
Name: Andrew Payne
Title: Managing Director

John Bean Technologies Corporation

Credit Agreement

Signature Page